This is a confidential draft submission to the U.S. Securities and Exchange Commission on May 13, 2019 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3829	82-1512711
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

733 Third Avenue, Floor 15

New York, New York 10017

Telephone: (646) 790-5756

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Harry Simeonidis

President

733 Third Avenue, Floor 15

New York, New York 10017

Telephone: (646) 790-5756

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David Alan Miller, Esq. Eric T. Schwartz, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174 Telephone: (212) 818-8800	[●]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$25,000,000	$3,030.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.
(2)	Includes shares of common stock subject to an over-allotment option granted to the underwriters. Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated May 13, 2019

[●] Shares

Glucose Biosensor Systems (Greater China) Holdings, Inc.

Common Stock

This is our initial public offering. The public offering price of our common stock is expected to be between $[●] and $[●] per share.

Prior to this offering, there was no public market for our common stock. In connection with this offering, we have applied to list our common stock on the NYSE American under the symbol “GBSG.” Even though we expect our common stock will be listed on the NYSE American, there can be no assurance that a robust trading market will develop.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act,” and as such, may elect to comply with certain reduced reporting requirements for this prospectus and future filings after this offering.

	Per Share		Total
Public offering price	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]
Proceeds to us, before expenses	$	[●]	$	[●]

(1)	See “Underwriting” beginning on page 86 of this prospectus for additional information regarding the underwriting compensation.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 for a discussion of certain risks that you should carefully consider in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional shares of common stock from us at the public offering price, less the underwriting discounts payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment on or about [●], 2019.

[●]

The date of this prospectus is         , 2019

ABOUT THIS PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise indicated, data contained in this prospectus concerning the glucose monitoring market and the other markets relevant to our operations are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

We have proprietary or licensed rights to trademarks used in this prospectus, including “Glucose Biosensor.” Solely for our convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this prospectus is the property of its respective holder.

Through and including [●], 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

When used herein, unless the context requires otherwise, references to the “Company,” “we,” “our” and “us” refer to Glucose Biosensor Systems (Greater China) Holdings, Inc., a Delaware corporation, collectively with its subsidiaries, Glucose Biosensor Systems (Greater China), Inc., a Delaware corporation and Glucose Biosensor Systems (Greater China) Pty Ltd, an Australian corporation.

On November 5, 2017, we effected a forward stock split of one to 90,000 shares, which resulted in our having 9,000,000 issued and outstanding shares of common stock as of such date. On August 9, 2018, we effected a reverse stock split of approximately one to 0.9167 shares, which resulted in our having 8,250,000 issued and outstanding shares of common stock as of such date. On November 24, 2018, we issued a further 260,000 shares of common stock in exchange for the cancellation of $1,950,000 in debt, resulting in 8,510,000 issued and outstanding shares of common stock as of such date. Share and per share amounts set forth herein (except in any historical financial information) give effect to the reverse split, unless indicated otherwise.

Our Company

Our objective is to introduce and launch the Saliva Glucose Biosensor, or the “SGB,” the first of the diagnostic tests that stem from the Biosensor Platform described in “Description of the Business—The Product” below, in Mainland China, Hong Kong, Vietnam and Bangladesh, or the “China Region.” Following the launch of the SGT, we intend to introduce and launch other diagnostic tests based on the Biosensor Platform, including a Prostate Specific Antigen test, a Peanut Kernel Allergen test and a Luteinizing Hormone test, in the China Region.

The SGB uses saliva to measure glucose non-invasively. When the SGB interacts with saliva, an electrochemical reaction is initiated which produces an electrical signal directly correlated to the amount of glucose present in the saliva. This measurement is then converted into a real-time saliva glucose reading by a software app on a “smart” device or a dedicated “smart” reader for those that do not possess a compliant and compatible smart device. The reading may then be stored in our proprietary cloud-based digital information system, or “DIS.” The Saliva Glucose Test, or “SGT,” consists of:

1.	the SGB – a single use disposable saliva biosensor, and

2.	the software app that interfaces the SGB with the DIS.

Figure 1

Diabetes is a global epidemic. China has, by a significant number, the largest population of people with diabetes. In 2017, China alone had 114 million with diabetes, which is a similar number of people as the next three largest diabetes markets by population combined (India, U.S. and Brazil). The economic growth of China has driven lifestyle changes in the Chinese population that have had a major impact on the increased incidence of the disease.

1

Self-testing blood glucose monitors were introduced to the market in the 1970s and, since then, the method of glucose self-monitoring has not meaningfully changed. The industry remains dominated by invasive methods that ultimately use blood or interstitial fluid to measure glucose. The sampling medium, methodology and technology of the SGB represents a breakthrough in glucose monitoring as it represents the only non-invasive, painless, and cost-effective saliva-based method of measuring glucose levels. The biosensor technology has been developed over several decades of University based scientific research and has been extensively referenced in scientific literature.

The SGB is in essence an organic transistor, which in its structure embeds the glucose oxidase enzyme, or “GOX.” When the single-use SGB interacts with saliva it initiates an electrochemical reaction, producing an electrical signal directly correlated to the amount of glucose present in the saliva. This measurement is then converted into a real-time saliva glucose reading, through the biosensor app installed on a “smart” device or a dedicated reader. The patent protected SGB is able to detect glucose in saliva at concentrations between 8-200 µM and exhibits linear glucose sensing characteristics at these concentrations, sensing glucose at levels 100 times lower than in blood.

In the development of the SGT, we aim to go beyond the innovation of changing the sampling medium from blood to saliva, and further create value for the patient and the payers, by decreasing the cost of managing diabetes, improving the outcomes of the disease and convenience in testing methodology. This will be achieved by directly transferring the SGB reading from the “smart” device or the dedicated reader to the company’s proprietary DIS, which is cloud-based and where every user/patient will have the option to create his or her own medical record where the SGB results will be uploaded.

The DIS is intended to be interfaced to an artificial intelligence system and can at the patient’s or authorized carer’s requirement disseminate patient data to a remote caregiver, a service for consultation or to any other individual with whom the patient chooses to share their glucose level measurements. Patients and payers may leverage the DIS to decrease cost and improve outcomes and convenience.

The SGB drives economic value beyond the revenue stemming from the sale of the SGB units – it also allows for monetization and the creation of separate revenue streams from the patient network and other data that resides within the DIS, through:

●	Data usage. The usage of the data, and the analysis and interpretation of the data, to improve patients’ conditions and leveraging this insight to improve patient care.

●	Safe data sharing. The provision of data sharing services between users/patients, authorized carers and authorized medical practitioners.

●	Data collection. The collection of anonymized data, its aggregation with other data from multiple sources and multiple health devices and its further combination with non-health data.

Usage, safe sharing and collection of data will be leveraged in the following four revenue-generating channels:

1.	Direct Monetization Channel. This channel focuses on the development of revenue based on commercial relationships for the use of anonymized and compliant information derived from data generation.

2.	Commercial Adjacencies Channel. This channel focuses on the development of revenue from data generated through patient engagement and market insights from a clinical and medical perspective.

3.	Product and Service Bundles Channel. This channel focuses on ancillary revenue generated through bespoke service opportunities across the industry. For example, working with insurers to develop products that integrate the usage of testing as part of their service offering.

4.	Core Operations Synergy Channel. Through combining the data generation with the use of artificial intelligence, we expect to have a deep insight into our customer base, providing a high level of customer insight. It is expected that this insight will drive a high customer retention level and generate a considerable number of broader revenue opportunities through direct and specific interaction with our customer base.

The SGB development program is currently at the stage of implementation of the clinical evidence module, or “CEM,” which incorporates the commercial production of the investigative biosensor devices to commence the clinical evaluation of analytical performance of the device and generate the clinical evidence necessary to gain regulatory approval from the National Medical Products Administration of China, or “NMPA,” formerly the China Food and Drug Administration.

2

The SGB is manufactured using modified reel-to-reel printing technology that was developed at the Australian National Fabrication Facility, or the “ANFF.” See Figure 2 below. This technology allows mass volume printing at a low cost.

Figure 2: Biosensor manufacture at the Australian National Fabrication Facility

We anticipate that the non-invasive nature of saliva-based glucose testing will make patients more amenable to glucose monitoring, thus increasing the number of times a patient tests per day. The data generated by the SGB, combined with the interface of the “smart” device or dedicated reader with the DIS and the artificial intelligence feedback, will allow the patient to achieve better glucose control through a practical understanding of lifestyle factors that affect glucose levels, thereby helping prevent or delay diabetes complications and ultimately personalizing diabetes management. See Figure 3 below.

Figure 3

This is at a time of major investment across the Chinese healthcare industry. China’s digital healthcare market is expected to grow considerably in the next few years, with $110 billion expected to be invested in 2020 alone, of which $35 billion is expected to be invested in disease management. We believe that we are entering the market in an opportune time with a multi-channel revenue model delivering a solid value proposition to the multiple stakeholders involved in the management of diabetes.

3

The proceeds generated from this offering will accelerate and enhance the establishment of our business in the China Region.

License Agreement

On April 29, 2019, we entered into a Technology License Agreement, or the “License Agreement,” with Life Science Biosensor Diagnostics Pty Ltd, or the “Licensor.” The Licensor currently owns all our outstanding common stock and will continue to own a majority of our outstanding common stock immediately after this offering.

The License Agreement sets forth our contractual rights and responsibilities relating to the Licensed Products in the China Region. The “Licensed Products” are products consisting of a biosensor strip and “smart” device application or dedicated reader device that use the biosensor technology owned by the Licensor relating to measuring, or otherwise determining, the amount or concentration of glucose, and the existence of biological markers of cancer, allergy/immunology and hormones, in a bodily fluid. The Licensed Products only include products that are supplied by an Authorized Supplier. An “Authorized Supplier” includes us, the Licensor, any of our affiliates or any affiliates of the Licensor, or any third party manufacturer and/or reseller that the Licensor has expressly identified or approved in advance in writing for the purpose of quality control for the supply of Licensed Products to us.

Pursuant to the License Agreement, the Licensor granted to us an exclusive license to the Licensor’s proprietary rights to the biosensor technology used in the Licensed Products, solely in the China Region and solely to:

●	act as the authorized party for the purpose of prosecuting the application of, and obtaining any, regulatory approval for the Licensed Product, including being authorized to prosecute the approval for an investigational device required for the purpose of carrying out clinical studies;

●	manufacture, promote, market, import, offer, sell and distribute the Licensed Products;

●	provide reasonable customer support services on the use of the Licensed Products to end users of, and health care practitioners referring end users to, the Licensed Products;

●	use the Licensed Products only for the purposes identified and permitted pursuant to regulatory approval; and

●	collect data acquired from the Licensed Products.

We are required to collect and anonymize demographic information about the end users of the Licensed Products and data acquired from the Licensed Products. While the anonymized data will be owned by the Licensor, we will own during the term of the License Agreement the personally identifiable data, including health data, collected by us. In addition, the Licensor will provide us with certain of the data acquired from the Licensed Products.

The license is non-transferable, non-assignable and non-sublicensable, except that the Licensor will in good faith consider any request by us for any sublicense. We may not exploit or seek to exploit any rights in respect of the Licensed Product outside of the China Region through any means, including digitally or online where the end user is not physically resident in the China Region. We must do all things necessary in turn to ensure that any distributors of Licensed Products in the China Region do not exploit or seek to exploit any rights in respect of the Licensed Product outside of the distributor’s territorial boundary.

We agreed to pre-pay the Licensor at the beginning of each year a royalty fee. The pre-payment will be equal to 13% of the sales projections for the minimum quantity of commercial units of the Licensed Product to be sold by us (which is dependent on the expected market growth as agreed between us and Licensor) plus an additional 7%, or the “Prepaid Royalty.” At the end of each year, if the Prepaid Royalty is greater than 13% of the sales for the actual quantity of commercial units of the Licensed Product we sold in that year, the “Actual Royalty,” the Licensor will pay us the difference between the Prepaid Royalty and the Actual Royalty. Conversely, if the Prepaid Royalty is less than the Actual Royalty, we will pay Licensor the difference between the Prepaid Royalty and the Actual Royalty.

As between us and the Licensor, the Licensor solely owns all right, title and interest to, among other items of intellectual property, the biosensor technology (including any improvements made to the biosensor technology by us), the anonymized data collected by us and any other technology of the Licensor, and all derivations based on, and all proprietary rights in, the foregoing. The Licensor will have the sole right to decide whether to protect or enforce, and the sole right to control any action relating to the protection and enforcement of, any of the foregoing intellectual property or the proprietary rights therein.

4

The term of the License Agreement runs until the expiration of the patent portfolio covered by the License Agreement, which is currently until 2033. The License Agreement may be earlier terminated by either party: in the event of a material breach of the other party, if the other party does not cure the breach within 30 days after receiving notice of the breach; in the event the other party discontinues its business operations or in the case of certain events related to insolvency or bankruptcy.

Risks We Face

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in “Risk Factors” beginning on page 9. These risks include, but are not limited to, the following:

●	The Licensor, which owns the intellectual property rights to the Biosensor Platform that we license, currently owns all of our outstanding common stock and will own a majority of our outstanding common stock immediately after this offering.

●	We are highly dependent on the License Agreement with the Licensor. The License Agreement imposes significant obligations on us, incluidng the obligation to make royalty payments.

●	We expect to incur losses for the foreseeable future, until we are able to generate sufficient revenue to fund our ongoing expenses.

●	The regulatory approval pathway we must navigate may be expensive, time-consuming, and uncertain, and may prevent us from obtaining approval for the marketing of the SGT or the other products in our pipeline.

●	There can be no assurance that we will successfully complete any clinical evaluation studies necessary to receive regulatory approvals.

●	Our success is highly dependent on our lead product, which is yet to be approved, and, even if approved, may not be accepted by the marketplace.

●	We have yet to finalize the manufacturing plan for the production of our products and their components on a mass market commercial scale.

●	We intend to rely on third parties to distribute our product.

●	If the Licensor is unable to successfully protect its intellectual property and proprietary rights, our competitive position will be harmed.

●	If others claim we or the Licensor are infringing on their intellectual property rights, we may be subject to costly and time-consuming litigation.

●	We face competition from companies that have greater resources than we do, and we may not be able to effectively compete against these companies.

●	Given our lack of revenue, we may need to raise additional capital, which may not be available to us on acceptable terms, or at all.

Corporate Information

We were incorporated under the laws of Delaware on December 5, 2016. Our principal executive offices are located at 733 Third Avenue, Floor 15, New York, New York 10017 and our telephone number is (646) 790-5756. Our corporate website address is glucosebiosensor.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

5

Implications of being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. We intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act”;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which is the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of our most recent second fiscal quarter, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

6

THE OFFERING

Issuer:	Glucose Biosensor Systems (Greater China) Holdings, Inc.

Number of Shares of Common Stock Outstanding before the Offering:	8,510,000 shares

Common Stock Offered by us:	[●] shares

Common Stock to be Outstanding after this Offering:	[●] shares

Over-allotment Option:	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of common stock from us. See “Underwriting.”

Use of Proceeds:	We estimate that we will receive net proceeds from this offering of approximately $[●] million based upon an assumed public offering price of $[●] per share, after deducting the underwriters’ discounts and the other estimated offering expenses payable by us. We intend to use the net proceeds received from this offering to obtain regulatory approvals and establish manufacturing capabilities necessary for marketing of the SGT; and to market the SGT and establish a distribution network in the China Region. The remaining net proceeds, if any, are expected to be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed Listing:	We have applied to list our common stock on the NYSE American under the symbol “GBSG.” Even though we expect our common stock will be listed on the NYSE American, there can be no assurance that a robust trading market will develop.

Risk Factors:	An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

The number of shares of common stock outstanding as of the date of this prospectus and to be outstanding after the offering excludes:

●	1,861,706 shares issuable upon the exercise of outstanding warrants issued in connection with the placement of our Series A Convertible Preferred Stock, at an exercise price of $[●] per share, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering; and

●	500,000 shares that will become available for future issuance under our 2019 Equity Incentive Plan, or the “2019 Plan”.

Unless expressly indicated or the context requires otherwise, all information in this prospectus:

●	assumes the automatic conversion at the closing of this offering of 1,861,706 outstanding shares of our Series A Convertible Preferred Stock as of the date hereof into 1,861,706 shares of common stock; and

●	assumes the automatic conversion at the closing of this offering of the convertible notes issued by our 98%-owned subsidiary, Glucose Biosensor Systems (Greater China) Pty Ltd, or “GBS Pty Ltd,” at a conversion price equal to 85% of the public offering price in this offering (or $[●], assuming a public offering price of $[●], for an aggregate of [●] shares based on $[●] of principal and accrued interest outstanding as of [●], 2019).

7

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus, “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the operating data for the six-month period ended December 31, 2018 and consolidated balance sheet data as of December 31, 2018 from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We have derived the operating data for the fiscal year ended June 30, 2018 and the period from August 4, 2016 (inception) through June 30, 2017 and consolidated balance sheet data as of June 30, 2018 and 2017 from our audited consolidated financial statements included in this prospectus.

	For the Period from August 4, 2016 (Inception) to June 30, 2017	For the Fiscal Year Ended June 30, 2018	For the Six Months Ended December 31, 2018
Operating Data:
Net sales	$74	$564	$12
Net loss	$(311,672)	$(5,020,383)	$(2,598,296)
Basic and diluted net loss per share	$(0.04)	$(0.61)	$(0.31)
Weighted average number of shares outstanding	$8,250,000	$8,250,000	$8,302,568

			December 31, 2018
	As of June 30, 2017	As of June 30, 2018	Actual	Pro Forma As Adjusted(1)(2)
Balance Sheet Data:
Cash	$56,033	$418,420	$15,475	$	[●]
Working capital	(5,912,510)	(3,063,694)	(3,690,661)		[●]
Total assets	667,227	2,495,923	2,024,693		[●]
Total liabilities	6,579,737	5,559,617	5,715,354		[●]

(1)	Reflects the sale and issuance of all the shares of common stock offered hereby, at an assumed public offering price of $[●] per share, after deducting the underwriters’ discounts and other estimated offering expenses payable by us.

(2)	Reflects the mandatory conversion at the closing of this offering of 1,861,706 outstanding shares of our Series A Convertible Preferred Stock as of the date hereof into 1,861,706 shares of common stock; and the mandatory conversion at the closing of this offering of the convertible notes issued by our 98%-owned subsidiary, GBS Pty Ltd, at a conversion price equal to 85% of the public offering price in this offering (or $[●], assuming a public offering price of $[●], for an aggregate of [●] shares based on $[●] of principal and accrued interest outstanding as of [●], 2019).

8

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Position and Capital Requirements

We are subject to the risks associated with new businesses.

We were formed in December 2016 as a new business with a plan to commercialize our licensed technology. Our limited operating history may not be adequate to enable you to fully assess our ability to develop and market the SGT and other tests based on the Biosensor Platform, achieve market acceptance of the SGT and such other tests and respond to competition. Our efforts to date have related to the organization and formation of our company, strategic planning, product research and development and preparation for commencing regulatory trials, and have depended on support from the Licensor and its affiliates. We have not yet generated revenue, and we cannot guarantee we will ever be able to generate revenues. Therefore, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business focused on the development and sale of new medical devices and related software applications. As a result, we may be unable to further develop, obtain regulatory approval for, manufacture, market, sell and derive revenues from the SGT and the other products in our pipeline based on the Biosensor Platform, and our inability to do so would materially and adversely impact our viability. In addition, we still must optimize many functions necessary to operate a business, including expanding our managerial, personnel and administrative structure, continuing product research and development, and assessing and commencing our marketing activities.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies that have not yet commercialized their products or services, particularly those in the medical device and digital heath fields. In particular, potential investors should consider that there is a significant risk that we will not be able to:

●	implement or execute our current business plan, or that our business plan is sound;

●	maintain our management team and Board of Directors;

●	determine that the technologies that have been developed are commercially viable;

●	attract, enter into or maintain contracts with, and retain customers; and

●	raise any necessary additional funds in the capital markets or otherwise to effectuate our business plan.

In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have incurred significant losses since inception and may not be able to achieve profitability.

Since our inception, we have engaged primarily in business development activities. We have financed our operations primarily through financing from private capital raising and support from our parent company, and have incurred losses since inception, including a net loss of $5,020,383 for the fiscal year ended June 30, 2018 and a net loss of $2,569,399 for the six months ended December 31, 2018. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development process of our products, including regulatory approvals, and thereafter achieve substantial acceptance in the marketplace for our products. We may be unable to achieve any or all of these goals.

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Our current financial condition raises substantial doubt as to our ability to continue as a going concern.

Since inception, we have incurred losses and negative cash flows from operating activities. We do not expect to generate positive cash flows from operating activities until such time, if at all, that we complete the development process of our products, including regulatory approvals, and thereafter achieve substantial acceptance in the marketplace for our products. We incurred a net loss of $5,020,383 for the fiscal year ended June 30, 2018 and a net loss of $2,569,399 for the six months ended December 31, 2018. At December 31, 2018, we had an accumulated deficit of $3,690,661, negative working capital of $3,690,661, current liabilities of $5,715,354 (of which $5,277,056 are convertible notes issued by our 98%-owned subsidiary GBS Pty Ltd that will convert to common stock upon the closing of this offering), and cash of $15,475. These factors may raise doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. See Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2018 and Note 1 to our consolidated financial statements for the six months ended December 31, 2018 included elsewhere in this prospectus.

Given our lack of revenue and our negative cash flow, we may need to raise additional capital, which may be unavailable to us or, even if consummated, may cause dilution or place significant restrictions on our ability to operate.

According to our management’s estimates, based on our budget and proposed schedules of development, approvals and organization, we believe, although there can be no assurances, that after this offering we will have sufficient capital resources to enable us to continue to implement our business plan and remain in operation for at least the next 30 months. We do not anticipate generating any revenues for at least 18 months, if at all, from the date of this offering, and our revenues will not immediately be sufficient to finance our ongoing operations. In addition, available resources may be consumed more rapidly than currently anticipated, and there can be no assurance that we will be successful in developing the SGT and generating sufficient revenue in the timeframe set forth above, or at all. We may also need additional funding for developing new products and services and for additional sales, marketing and promotional activities. Accordingly, we may need to seek additional equity or debt financing earlier than anticipated to provide the capital required to maintain or expand our operations.

We may raise additional capital through sales of equity securities or the incurrence of debt. See “—Risks Related to This Offering and the Ownership of Our Common Stock.” We do not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected.

Risks Related to Our Business

The License Agreement with the Licensor, our parent, which covers the license of the core technology used in our products, contains significant risks that may threaten our viability or otherwise have a material adverse effect on us and our business, assets and its prospects.

The License Agreement is limited to the China Region and includes the terms and related risks set forth below. We have no contractual rights to the intellectual property covered in the License Agreement other than as expressly set forth therein. Our plans, business, prospects and viability are substantially dependent on that intellectual property and subject to the limitations relating thereto as set forth in the License Agreement:

●	The license granted to us is limited in territorial scope. The Licensor, of which we are currently a wholly-owned subsidiary, and which will continue to own a majority of our outstanding common stock immediately following this offering, granted us a license to its proprietary rights in the biosensor technology used in the Licensed Products solely in the China Region, and primarily to act as authorized party for obtaining regulatory approval and to manufacture (subject to being approved as an Authorized Supplier by the Licensor) for use in the China Region, and to promote, market, import, offer sell and distribute the Licensed Products in the China Region. We may not exploit or seek to exploit any rights in respect of the Licensed Product outside of the China Region through any means, including digitally or online where the end user is not physically resident in the China Region. Accordingly, to the extent that such users are prohibited, we will be unable to realize any commercialization from such users and ensure that such users do not do business with us, even as such commercialization and business might be appropriate, related, synergistic or enhanced by our operations. In addition, we may be responsible for costs and other liabilities that might arise to the extent that users outside the China Region obtain such access, and may incur costs to comply with these prohibitions. Further, the non-coverage of digital or online use for users not physically in the China Region may constitute a material limitation on our ability to freely conduct business digitally, online or through any other medium that may reach outside of the China Region. This limitation may have a material adverse effect on our marketing, sales, operational and other business efforts.

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●	The Licensed Products include only products that are supplied by an Authorized Supplier. Accordingly, we will not have unfettered right to select our suppliers, regardless of whether an unauthorized supplier could provide products on better pricing, delivery, quality or other terms, thus potentially materially and adversely impacting those aspects of our business, economies, profitability and prospects.

●	We are required to collect and anonymize demographic information about the end users of the Licensed Products, as well as data acquired from the Licensed Products. The data collection and retention may be expensive in cost, resources, legal and regulatory compliance and other ways, none of which costs can be quantified at this time. Further, changing regulations with respect to medical and similar such data may make such compliance beyond the scope of our capabilities. Any failure to comply may result in financial liability, as well as reputational harm.

●	The license is non-transferable, non-assignable and non-sublicensable, except that the Licensor will in good faith consider any request by us for any sublicense. The Licensor is not obligated to agree to any such sub-license. These restrictions may limit our flexibility to structure our operations in the most advantageous manner.

●	We must manufacture, promote, market, import, offer, sell, distribute and supply the Licensed Products in accordance with certain distribution requirements set forth in the License Agreement. For instance, we may not package the Licensed Products with other products and we may deliver them only as supplied by an Authorized Supplier. Accordingly, the limitations imposed by the License Agreement may impact our ability to pursue certain marketing strategies and distribution channels, which may have a material adverse effect on us and our business, assets and prospects.

●	The Licensor may require any change to any Licensed Product by any Authorized Supplier and may make any change to any sales or promotional literature made available by the Licensor, provided that such changes do not affect any regulatory approvals we obtain. This right of the Licensor may create material expense for us, may be practically difficult to accomplish and may cause relationship, reputational and other adverse harm to us, our business and our prospects, without our having any control over these changes. Further, the Licensor is not liable for any of the costs to us of such changes.

●	We must file for, prosecute the application for, and obtain all regulatory approvals for each of the Licensed Products and all legal permits necessary for promoting, marketing, offering or selling each Licensed Product. The regulatory approval process can be expensive and time consuming, and there can be no assurances that we will be able to obtain or maintain any or all required permits.

●	Upon termination or expiration of the License Agreement, we are required to transfer to the Licensor the ownership of the personally identifiable data, including health data, collected by us. The requirement to transfer ownership of this data represents a limitation on our ability to realize returns on investments made in the data, and thus the data do not necessarily represent a reliable future asset of ours. These limitations may have a material adverse effect on the Company, its operations and its prospects.

●	Except with respect to the Licensor’s ownership of all intellectual property rights in respect of the licensed property and the non-infringement by the Company’s exercise of those rights, the Licensor provides no, and disclaims all, representations, warranties or covenants relating to the licensed intellectual property or any other matters under the License Agreement and in particular disclaims any fitness of the property for any purpose. These provisions limit our recourse in the event that the licensed intellectual property is flawed, defective, inadequate, incomplete, uncommercial, wrongly described or otherwise not useful for our purposes. We have not independently verified any of the technical, scientific, commercial, legal, medical or other circumstances or nature of the licensed intellectual property and therefore there can be no assurances that any of the foregoing risks have been reduced or eliminated. These provisions represent a significant risk of a material adverse impact on us, our business and our prospects.

●	The term of the License Agreement runs until the expiration of the patent portfolio covered by the License Agreement, which is currently until 2033. In addition, the Licensor may terminate the License Agreement early upon our uncured material breach or upon the occurrence of certain events relating to our insolvency or bankruptcy. For so long as we are dependent on the licensed intellectual property for the pursuit of our business, upon any termination or expiration of the License Agreement, we would likely be compelled to cease our operations. Accordingly, any material breach of the License Agreement by us that we are unable to cure may threaten our viability and may make your investment in our shares worthless.

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In addition, see the risks in “—Risks Related to Our Intellectual Property” below. These risks are not the only risks inherent in the License Agreement. You are encouraged to read the complete text of the License Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Neither we nor the Licensor have yet launched the SGT and the ability to do so will depend on the acceptance of the SGT in the Chinese healthcare market.

Neither we nor the Licensor has yet launched the SGT and it has not yet received regulatory approvals in China or elsewhere. We are faced with the risk that the China Region marketplace will not be receptive to the SGT over competing products and that we will be unable to enter the marketplace or compete effectively. Factors that could affect our ability to establish the SGT or any future diagnostic test based on the Biosensor Platform include:

●	sales of the SGT in China may be limited due to the complex nature of the healthcare system, low average personal income, lack of patient cost reimbursement and pricing controls

●	the development of products or devices which could result in a shift of customer preferences away from our device and services and significantly decrease revenue;

●	the increased use of improved diabetes drugs that could encourage certain diabetics to test less often, resulting in less usage of self-monitoring (saliva-based, blood-based or otherwise) test device for certain types of diabetics;

●	the challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges;

●	the significant number of current competitors in the glucose monitoring market who have significantly greater brand recognition and more recognizable trademarks and who have established relationships with diabetes healthcare providers and payors; and

●	intense competition to attract acquisition targets, which may make it more difficult for us to acquire companies or technologies at an acceptable price or at all.

We cannot assure you that the SGT or any future diagnostic test based on the Biosensor Platform will gain market acceptance. If the market for the SGT or any future test fails to develop or develops more slowly than expected, or if any of the technology and standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

We cannot accurately predict the volume or timing of any sales, making the timing of any revenues difficult to predict.

We may be faced with lengthy and unpredictable customer evaluation and approval processes associated with the SGT. Consequently, we may incur substantial expenses and devote significant management effort and expense in developing customer adoption of the SGT, which may not result in revenue generation. We must also obtain regulatory approvals of the SGT in each respective jurisdiction, which is subject to risk and potential delays, and may actually occur. The same risks apply to other tests we may develop based on the Biosensor Platform. As such, we cannot accurately predict the volume, if any, or timing of any future sales.

If the SGT fails to satisfy current or future customer requirements, we may be required to make significant expenditures to redesign the product, and we may have insufficient resources to do so.

The SGT is being designed to address an existing marketplace and must comply with current and evolving customer requirements in order to gain market acceptance. There is a risk that the SGT will not meet anticipated customer requirements or desires. If we are required to redesign our products to address customer demands or otherwise modify our business model, we may incur significant unanticipated expenses and losses, and we may be left with insufficient resources to engage in such activities. If we are unable to redesign our products, develop new products or modify our business model to meet customer desires or any other customer requirements that may emerge, our operating results would be materially adversely affected, and our business might fail.

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We expect to derive substantially all of our revenues from the SGT and the underlying Biosensor Platform technology.

We expect to derive substantially all of our revenues from sales of products derived from the Biosensor Platform technology, which we license from the Licensor. Our initial product utilizing this technology is the SGT. As such, any factor adversely affecting sales of the SGT, including the product development and release cycles, regulatory issues, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, would likely harm our operating results. We may be unable to fully develop the SGT or other products utilizing our technology, which may lead to the failure of our business. Moreover, in spite of our efforts related to the registration of our technology, if intellectual property protection is not available for the Biosensor Platform technology, the viability of the SGT and any other products that may be derived from such technology would likely be adversely impacted to a significant degree, which would materially impair our prospects.

We have yet to finalize the manufacturing plan for the production of the SGT and its components on a mass market commercial scale, and may be dependent upon third-party manufacturers and suppliers, making us vulnerable to contractual relationships and market forces, supply shortages and problems and price fluctuations, which could harm our business.

We have yet to finalize the manufacturing plan for the production of the SGT and its components on a mass market commercial scale. We presently do not possess the manufacturing and processing capacity to meet the production requirements of clinical testing or consumer demand in a timely manner. Accordingly, we may rely on outsourcing the manufacturing of the SGT or its components.

Our capacity to conduct clinical evaluation and launch our products in the market will depend in part on our ability or the ability of third-party manufacturers to provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We cannot guarantee that we or our third-party manufacturers or suppliers will be able to provide the SGT and its components in mass-market quantities in a timely or cost-effective manner, or at all. Delays in providing or increasing production or processing capacity could result in additional expense or delays in our clinical evaluation, regulatory submissions and the market launch of our products. In addition, we or our third-party manufacturers or suppliers could make errors that could adversely affect the efficacy or safety of the SGT or cause delays in shipment.

Any third-party party manufacturers or suppliers may encounter problems for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Reliance on these third-party manufacturers or suppliers also subjects us to other risks where:

●	we may have difficulty locating and qualifying alternative manufacturers or suppliers;

●	switching manufacturers or suppliers may require product redesign and possibly submission to Chinese or other regulatory bodies, which could significantly impede or delay our commercial activities;

●	sole-source manufacturers or suppliers could fail to supply the SGT or components of the SGT; and

●	manufacturers or suppliers could encounter financial or other business hardships unrelated to us, interfering with their fulfillment of our orders and requirements.

We may not be able to quickly establish additional or alternative manufacturers or suppliers if necessary, in part because we may need to undertake additional activities to establish such manufacturers or suppliers as required by the regulatory approval process. We potentially will rely on certain single-source manufacturers or suppliers, and to the extent we do so, these risks will be intensified. Any interruption or delay in obtaining products or components from our third-party manufacturers or suppliers, or shortages of products or components, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

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We expect to rely in part on third-party distributors to effectively distribute our products.

We will depend in part on qualified distributors for the marketing and selling of our products. We will depend on these distributors’ efforts to market our products, yet we will be unable to control their efforts completely. We have not yet executed any distribution agreements in this regard and there can be no assurances that suitable distributors will be engaged on terms acceptable to us. These distributors typically would sell a variety of other, non-competing products that may limit the resources they dedicate to selling the SGT. In addition, we are unable to ensure that our distributors will comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell the SGT in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offering will require significant time and resources. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to develop or maintain positive relationships with our distributors, including in new markets, fail to manage, train or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, reputation and business would be harmed.

Failure in our conventional, online and digital marketing efforts could impact our ability to generate sales.

We intend to engage in conventional marketing strategies and also may utilize online and digital marketing in order to create awareness to the SGT. Our management believes that using a wide variety of marketing strategies, including online advertisement and a variety of other pay-for-performance methods may be effective for marketing and generating sales of the SGT, as opposed to relying exclusively on traditional, expensive retail channels. In any event, there is a risk that any or all of our marketing strategies could fail. We cannot predict whether the use of traditional and/or non-traditional retail sales tools, in combination with reliance on healthcare providers to educate our customers about the SGT, will be successful in effectively marketing the SGT. The failure of our marketing efforts could negatively impact our ability to generate sales.

The SGT may utilize a smart device platform and, in the future, other software platforms. If we are unable to achieve or maintain a good relationship with the providers of these platforms, or if the platform store or any other applicable platform resource were unavailable for any prolonged period of time, our business will suffer.

A key component of the SGT is a smart device application that includes tools to help diabetic patients manage their disease. This application will be compatible with various operating platforms. We will be subject to each of the standard terms and conditions for application developers, which govern the promotion, distribution and operation of applications on their respective storefronts. If we are unable to make the SGT application compatible with these platforms, or if we fail to comply with the standard terms and conditions for developers or there is any deterioration in our relationship with either platform providers or others after our application is available, our business would be materially harmed.

As we intend to conduct business internationally, we are susceptible to risks associated with international relationships.

We are based in the U.S., and expect to market, promote and sell our products in the China Region, initially in China. The international nature of our business requires significant management attention, which could negatively affect our business if it diverts their attention from their other responsibilities. In addition, doing business with foreign customers subjects us to additional risks that companies do not generally face if they operate exclusively within a single jurisdiction. These risks and uncertainties include:

●	different regulatory requirements for medical product approvals in foreign countries;

●	different standards of care in various countries that could complicate the evaluation of our product candidates;

●	different medical product import and export rules;

●	different labor laws;

●	reduced protection for intellectual property rights in certain countries;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	different reimbursement systems and different competitive medical products indicated for glucose testing;

●	localization of products and services, including translation of foreign languages;

●	delivery, logistics and storage costs;

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●	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

●	difficulties providing customer services;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	compliance with the Foreign Corrupt Practices Act, or the “FCPA,” and other anti-corruption and anti-bribery laws;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	restrictions on the repatriation of earnings;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

●	potential liability resulting from development work conducted by third party foreign distributors; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters. management, communication and integration problems resulting from cultural differences and geographic dispersion.

The occurrence of any or all of these risks could adversely affect our international business. In the event that we are unable to manage the complications associated with international operations, our results of operations, financial condition and business prospects could be materially and adversely affected.

If third-party payors do not provide coverage and reimbursement for the use of the SGT, our business and prospects may be negatively impacted.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in certain countries, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained, or maintained if obtained.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country.

Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. For example, no government in the areas where we hold our license has approved reimbursement of the SGT in particular. In most markets, there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in any country where our license operates, the demand for our products and our revenues will be adversely affected.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

If successfully developed, we intend to seek approval to market the SGT in the China Region. If we obtain approval in one or more of the jurisdictions within our License Agreement, we will be subject to rules and regulations in those jurisdictions relating to our products. In some countries, pricing may be subject to governmental control under certain circumstances, which may vary country by country. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of requisite marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical evaluation that compares the cost-effectiveness of our product to other available products. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

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For instance, the price for medical products is highly regulated in China, both at the national and provincial level. Price controls may reduce prices to levels significantly below those that would prevail in less regulated markets or limit the volume of products which may be sold, either of which may have a material and adverse effect on potential revenues from sales of the SGT in China. Moreover, the process and timing for the implementation of price restrictions is unpredictable, which may cause potential revenues from the sales of the SGT to fluctuate from period to period.

The SGT, including its software and systems, may contain undetected errors, which could limit our ability to provide our products and services and diminish the attractiveness of our service offerings.

The SGT may contain undetected errors, defects or bugs. As a result, our customers or end users may discover errors or defects in our products, software or systems, or our products, software or systems may not operate as expected. We may discover significant errors or defects in the future that we may not be able to fix. Our inability to fix any of those errors could limit our ability to provide our products and services, impair the reputation of our brand and diminish the attractiveness of our product and service offerings to our customers.

In addition, we may utilize third party technology or components in our products, and we rely on those third parties to provide support services to us. The existence of errors, defects or bugs in third party technology or components, or the failure of those third parties to provide necessary support services to us, could materially adversely impact our business.

We will rely on the proper function, security and availability of our information technology systems and data to operate our business, and a breach, cyber-attack or other disruption to these systems or data could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

We will depend on sophisticated software and other information technology systems to operate our business, including to process, transmit and store sensitive data, and our products and services will include information technology systems that collect data regarding patients. We could experience attempted or actual interference with the integrity of, and interruptions in, our technology systems, as well as data breaches, such as cyber-attacks, malicious intrusions, breakdowns, interference with the integrity of our products and data or other significant disruptions. Furthermore, we may rely on third-party vendors to supply and/or support certain aspects of our information technology systems. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems.

Our international operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. Furthermore, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

In addition, our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect patient and customer information, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated any new products and services. There can be no assurance that our process of consolidating, protecting, upgrading and expanding our systems and capabilities, continuing to build security into the design of our products, and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future.

If our information technology systems, products or services or sensitive data are compromised, patients or employees could be exposed to financial or medical identity theft or suffer a loss of product functionality, and we could lose existing customers, have difficulty attracting new customers, have difficulty preventing, detecting, and controlling fraud, be exposed to the loss or misuse of confidential information, have disputes with customers, physicians, and other health care professionals, suffer regulatory sanctions or penalties, experience increases in operating expenses or an impairment in our ability to conduct our operations, incur expenses or lose revenues as a result of a data privacy breach, product failure, information technology outages or disruptions, or suffer other adverse consequences including lawsuits or other legal action and damage to our reputation.

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Our future performance will depend on the continued engagement of key members of our management team.

Our future performance depends to a large extent on the continued services of members of our current management including, in particular, our President and our Chief Operating Officer. In the event that we lose the continued services of such key personnel for any reason, this could have a material adverse effect on our business, operations and prospects.

If we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully.

We believe that our management team must be able to act decisively to apply and adapt our business model in the markets in which we will compete. In addition, we will rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than we currently expect, and such higher compensation payments would have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense and we cannot assure that we will be able to recruit and retain such personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain such personnel could impair our ability to develop new products and manage our business effectively.

If we or our manufacturers fail to comply with the regulatory quality system regulations or any applicable equivalent regulations, our proposed operations could be interrupted, and our operating results would suffer.

We and any third-party manufacturers and suppliers of ours will be required, to the extent of applicable regulation, to follow the quality system regulations of each jurisdiction we will seek to penetrate and also will be subject to the regulations of these jurisdictions regarding the manufacturing processes. If we or any third-party manufacturers or suppliers of ours are found to be in significant non-compliance or fail to take satisfactory corrective action in response to adverse regulatory findings in this regard, regulatory agencies could take enforcement actions against us and such manufacturers or suppliers, which could impair or prevent our ability to produce our products in a cost-effective and timely manner in order to meet customers’ demands. Accordingly, our operating results would suffer.

We may be subject to healthcare fraud and abuse laws and regulations.

Many international healthcare laws and regulations apply to the glucose monitoring business and medical devices. We will be subject to certain regulations regarding commercial practices false claims. If our operations or arrangements are found to be in violation of governmental regulations, we may be subject to civil and criminal penalties, damages, fines and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of the SGT. These suits could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If the SGT or any future diagnostic test based on the Biosensor Platform is defectively designed or manufactured, contains defective components or is misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misusing our devices or failing to adhere to the operating guidelines or our devices producing inaccurate meter readings could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we expect to maintain product liability insurance, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and adversely affecting our results of operations.

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If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

Part of our business plan includes the storage and potential monetization of data of users of the SGT. There are a number of laws around the world protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. Privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy rules, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

We are party to agreements pursuant to which we may be required to make payments to certain of our affilaites, which may reduce our cash flow and profits.

We are party to agreements (in addition to the License Agreement) pursuant to which we may be required to make payments to certain of our affiliates as described in “Certain Transactions.” For instance, we may be required to make payments to IQ3Corp Limited, or “IQ3,” an entity under common control with us, for corporate advisory services. In addition, Clinical Research Corporation, or “CRC,” an entity under common control with us, may provide medical affairs services to us. While we believe that the agreements reflect arms’-length negotiations, we cannot assure you that such services are not available at lower cost from third-parties. Any payments made to IQ3 or CRC will reduce our cash flow and profits.

Risks Related to Product Development and Regulatory Approval

The regulatory clearance process which we may be required to navigate may be expensive, time-consuming, and uncertain and may prevent us from obtaining clearance for the product launch of the SGT or our any future product.

We do not intend to market the SGT until we receive regulatory clearance. To date, we have not received regulatory clearance in any jurisdiction.

The research, design, testing, manufacturing, labeling, selling, marketing and distribution of medical devices are subject to extensive regulation by country-specific regulatory authorities, which regulations differ from country to country. There can be no assurance that, even after such time and expenditures, we will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. In addition, during the regulatory process, other companies may develop other technologies with the same intended use as our products.

We also will be subject to numerous post-marketing regulatory requirements, which may include labeling regulations and medical device reporting regulations, which may require us to report to different regulatory agencies if our device causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may change in the future in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by regulatory agencies, which may include, among others, any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notification, or orders for repair, replacement or refunds;

●	voluntary or mandatory recall or seizure of our current or future products;

●	imposing operating restrictions, suspension or shutdown of production;

●	refusing our requests for clearance or pre-market approval of new products, new intended uses or modifications to the SGT or future products;

●	rescinding clearance or suspending or withdrawing pre-market approvals that have already been granted; and

●	criminal prosecution.

The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

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Clinical data obtained subsequent to the implementation of the clinical evidence module may not meet the required objectives, which could delay, limit or prevent additional regulatory approval.

There can be no assurance that we will successfully complete any clinical evaluations necessary to receive regulatory approvals. While preliminary results have been encouraging and indicative of the potential performance of the SGT, data already obtained, or in the future obtained, from clinical studies do not necessarily predict the results that will be obtained from later clinical evaluations. The failure to adequately demonstrate the analytical performance characteristics of the device under development could delay or prevent regulatory approval of the device, which could prevent or result in delays to market launch and could materially harm our business. There can be no assurance that we will be able to receive approval for any potential applications of our principal technology, or that we will receive regulatory clearances from targeted regions or countries.

We may be unable to complete required clinical evaluations, or we may experience significant delays in completing such clinical evaluations, which could prevent or significantly delay our targeted product launch timeframe and impair our viability and business plan.

The completion of any future clinical evaluations for the SGT, or other studies that we may be required to undertake in the future for the SGT or other products based on the Biosensor Platform, could be delayed, suspended or terminated for several reasons, including:

●	we may fail to or be unable to conduct the clinical evaluation in accordance with regulatory requirements;

●	sites participating in the trial may drop out of the trial, which may require us to engage new sites for an expansion of the number of sites that are permitted to be involved in the trial;

●	patients may not enroll in, remain in or complete, the clinical evaluation at the rates we expect; and

●	clinical investigators may not perform our clinical evaluation on our anticipated schedule or consistent with the clinical evaluation protocol and good clinical practices.

If our clinical evaluations are delayed it will take us longer to ultimately launch the SGT and our other products based on the Biosensor Platform in the market and generate revenues. Moreover, our development costs will increase if we have material delays in our clinical evaluation or if we need to perform more or larger clinical evaluations than planned.

We are subject to the risk of reliance on third parties to conduct our clinical evaluation work.

We will depend on independent clinical investigators to conduct our clinical evaluations. Contract research organizations may also assist us in the collection and analysis of data. These investigators and contract research organizations will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time that they devote to products that we develop. If independent investigators fail to devote sufficient resources to our clinical evaluations, or if their performance is substandard, it will delay the approval or clearance and ultimately the market launch of any products that we develop. Further, regulatory bodies in the China Region require that we comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical evaluations to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical evaluations could be called into question and the clinical development of our product candidates could be delayed. Failure of clinical investigators or contract research organizations to meet their obligations to us or comply with applicable regulations could adversely affect the clinical development of our product candidates and harm our business. Moreover, we intend to have several clinical evaluations in order to support our marketing efforts and business development purposes. Such clinical evaluations will be conducted by third parties as well. Failure of such clinical evaluations to meet their primary endpoints could adversely affect our marketing efforts.

Risks Related to Our Intellectual Property

We depend on intellectual property licensed from the Licensor, and any termination of a license would significantly harm our business.

We are dependent on the intellectual property licensed from the Licensor. Any termination or absence of legal effect of a license could result in the loss of significant rights and could harm our ability to launch the SGT in the market. Disputes may also arise between us and our licensors, including the Licensor, regarding intellectual property subject to a license agreement. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, or are insufficient to provide us the necessary rights to use the intellectual property, we may be unable to successfully develop and launch the affected product candidates. If we or any such licensors fail to adequately protect this intellectual property, our ability to launch our products in the market could suffer. In particular, for so long as we are dependent on the intellectual property covered by the License Agreement for the pursuit of our business, any such disputes relating to the License Agreement could threaten our viability.

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We will depend primarily on the Licensor to file, prosecute, maintain, defend and enforce intellectual property that we license from it and that is material to our business.

The intellectual property relating to the SGT is owned by the Licensor. Under the License Agreement, the Licensor generally has the right to file, prosecute, maintain and defend the intellectual property we have licensed from the Licensor. If the Licensor fails to conduct these activities for intellectual property protection covering any of our product candidates, our ability to develop and launch those product candidates may be adversely affected and we may not be able to prevent competitors from making, using or selling competing products. In addition, pursuant to the terms of the License Agreement with the Licensor, the Licensor generally has the right to control the enforcement of our licensed intellectual property and the defense of any claims asserting the invalidity of that intellectual property and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of the Licensor. We cannot be certain that the Licensor will allocate sufficient resources to and otherwise prioritize the enforcement of such intellectual property or the defense of such claims to protect our interests in the licensed intellectual property. In the absence of action by the Licensor, we may be unable to protect and enforce the proprietary rights on which our business relies. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to use the licensed intellectual property that we need to operate our business. In addition, even if we obtain the right to control prosecution of licensed intellectual property and related applications, enforcement of licensed intellectual property, or defense of claims asserting the invalidity of that intellectual property, we may still be adversely affected or prejudiced by actions or inactions of the Licensor and its counsel that took place prior to or after our assuming control.

The Licensor may be unable to protect or enforce the intellectual property rights licensed to us, which could impair our competitive position.

In order for our business to be viable and to compete effectively, the proprietary rights with respect to the technologies and intellectual property used in our products must be developed and maintained. The Licensor relies primarily on patent protection and trade secrets, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect its technology and intellectual property rights. There are significant risks associated with the Licensor’s ability to protect the intellectual property licensed to us, including:

●	Pending intellectual property applications may not be approved or may take longer than we expect to result in approval in one or more of the countries in which we operate.

●	The Licensor’s intellectual property rights may not provide meaningful protection.

●	Other companies may challenge the validity or extent of the Licensor’s patents and other proprietary intellectual property rights through litigation, oppositions and other proceedings. These proceedings can be protracted as well as unpredictable.

●	Other companies may have independently developed (or may in the future independently develop) similar or alternative technologies, may duplicate the Licensor’s technologies or may design their technologies around the Licensor’s technologies.

●	Enforcement of intellectual poperty rights is complex, uncertain and expensive, and may be subject to lengthy delays. In the event we obtain the right to control any such action under the License Agreement, our ability to enforce our intellectual property protection could be limited by our financial resources.

●	The other risks described in “—Risks Related to Our Intellectual Property.”

If any of the Licensor’s patents or other intellectual property rights fails to protect the technology licensed by us, it would make it easier for our competitors to offer similar products. Any inability on the Licensor’s part to adequately protect its intellectual property may have a material adverse effect on our business, financial condition and results of operations.

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We and/or the Licensor may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to intellectual property rights of others. In the event that another party has intellectual property protection relating to an invention or technology licensed by us from the Licensor, we and/or the Licensor may be required to participate in an interference proceeding declared by the regulatory authorities to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome was favorable to us. We and/or the Licensor also could be required to participate in interference proceedings involving intellectual property of another entity. An adverse outcome in an interference proceeding could require us and/or the Licensor to cease using the technology, to substantially modify it or to license rights from prevailing third parties, which could delay or prevent the launch of our products in the market or adversely affect our profitability.

The cost to us of any intellectual property litigation or other proceeding relating the intellectual property licensed by us from the Licensor, even if resolved in our favor, could be substantial, especially given our early stage of development. A third party may claim that we and/or the Licensor are using inventions claimed by their intellectual property and may go to court to stop us and/or the Licensor from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume significant time and other resources. There is a risk that a court will decide that we and/or the Licensor are infringing the third party’s intellectual property and will order us to stop the activities claimed by the intellectual property. In addition, there is a risk that a court will order us and/or the Licensor to pay the other party damages for having infringed their intellectual property. While the Licensor is required to indemnify us for certain losses in connection with such proceedings, there can be no assurance that the Licensor will be able to satisfy any such obligation. Moreover, there is no guarantee that any prevailing intellectual property owner would offer us a license so that we could continue to engage in activities claimed by the intellectual property, or that such a license, if made available to us, could be acquired on commercially acceptable terms.

The Licensor has limited foreign intellectual property rights and may not be able to protect its intellectual property rights throughout the China Region.

Our intellectual property rights consist primarily of intellectual property licensed from the Licensor. The Licensor has determined that filing, prosecuting and defending intellectual property on devices in all countries throughout the China Region would be prohibitively expensive, and intellectual property rights in some countries can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the U.S. Consequently, we and/or the Licensor may not be able to prevent third parties from practicing our inventions or from selling or importing products made using our inventions. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property rights to develop their own products and further, may export otherwise infringing products to territories where we have intellectual property protection, but enforcement is not as strong as that in the U.S.

The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of trade secrets and other intellectual property, particularly those relating to medical device products, which could make it difficult for us to stop the infringement of our intellectual property or marketing of competing products in violation of our proprietary rights generally. For instance, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, low damage awards, and lack of judicial independence. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive. In the event we need to resort to litigation to enforce or defend our intellectual property or to determine the enforceability and validity of our proprietary rights or those of others, the experience and capabilities of China courts in handling intellectual property litigation varies and outcomes are unpredictable. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business. In addition, certain countries in the China Region and developing countries, including China, have compulsory licensing laws under which an intellectual property owner may be compelled to grant licenses to third parties. In those countries, we and/or the Licensor may have limited remedies if our intellectual property is infringed or if we and/or the Licensor are compelled to grant a license to a third party, which could materially diminish the value of that intellectual property.

The only trademark right used or licensed by us is the trademark to “Glucose Biosensor.” Common law trademarks are not recognized in China. Notwithstanding the terms of the License Agreement, we may not be able to register the mark “Glucose Biosensor” in China or other territories.

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We and the Licensor rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we and the Licensor take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we or the Licensor employ them, the agreements can be difficult and costly to enforce. Although we and the Licensor seek to enter into these types of agreements with contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our technology. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights and the rights of the Licensor can be costly and unpredictable. We and the Licensor also rely on trade secrets and proprietary know-how that we and the Licensor may seek to protect in part by confidentiality agreements with employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we and the Licensor still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

We and the Licensor may be subject to claims challenging the invention of the intellectual property that we license from the Licensor.

We and the Licensor may be subject to claims that former employees, collaborators or other third parties have an interest in intellectual property as an inventor or co-inventor. For example, we and the Licensor may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we and the Licensor fail in defending any such claims, in addition to paying monetary damages, we and the Licensor may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. As a result, it is unclear whether and, if so, to what extent employees of ours and the Licensor may be able to claim compensation with respect to our future revenue. We may receive less revenue from future products if any of employees of the Licensor or us successfully claim compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Risks Related to Our Industry

We face intense competition in the self-monitoring of glucose market, particularly blood-based products, and as a result we may be unable to effectively compete in our industry.

With our first product, the SGT, we expect to compete directly and primarily with large medical device companies, as well as with second and third tier companies having various levels of sophistication and resources. The large companies have most of the glucose monitoring business and strong research and development capacity. Their dominant market position over the last few decades and significant control over markets could significantly limit our ability to introduce the SGT or effectively market and generate sales of the product.

We have not yet entered the commercial stage and most of our competitors have long histories and strong reputations within the industry. They have significantly greater brand recognition, financial and human resources than we do. They also have more experience and capabilities in researching and developing testing devices, obtaining and maintaining regulatory clearances and other requirements, manufacturing and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business.

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Competition in the glucose monitoring markets is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for the SGT, technical solutions, prices and response time, or a combination of these factors, than those of other competitors. If our competitors offer significant discounts on certain products, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues, if established, to decline. Moreover, if our competitors develop and commercialize products that are more desirable than the SGT or the other products that we may develop, we may not convince customers to use our products. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

If we or the Licensor fail to respond quickly to technological developments our products may become uncompetitive and obsolete.

The glucose monitoring market may experience rapid technology developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. If we or the Licensor are unable to respond to these developments, we may lose competitive position, and the SGT or any other device or technology may become uncompetitive or obsolete, causing our business and prospects to suffer. In order to compete, we and the Licensor may have to develop, license or acquire new technology on a schedule that keeps pace with technological developments and the requirements for products addressing a broad spectrum and designers and designer expertise in our industries.

Risks Related to Our Proposed Operations in the China Region

The medical device and other medical product industries in China are highly regulated and such regulations are subject to change.

The medical devices and other medical product industries in China are subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new products. In recent years, the regulatory framework in China regarding our industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or launch of our product candidates in China. Chinese authorities have become increasingly vigilant in enforcing laws in the medical devices and other medical product industries, in some cases launching industry-wide investigations, oftentimes appearing to focus on foreign companies. The costs and time necessary to respond to an investigation can be material. Any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China.

Our operations in China would be subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

A portion of our operations may require a corporate presence, but not necessarily any manufacturing, marketing or distribution in China, through a subsidiary to be located there. This presence is expected to be limited by our arrangements with independent distributors operating in China. To the extent of any such corporate presence in China, we may rely on dividends and royalties paid by the subsidiary for a portion of our cash needs, including the funds necessary to service any debt we may incur and to pay our operating expenses. The payment of dividends by the subsidiary will be subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiary would not be permitted to distribute any profits until losses from prior fiscal years have been recouped and in any event, must maintain certain minimum capital requirements. Our subsidiary would also be required to set aside at least 10.0% of its after-tax profit based on Chinese accounting standards each year to its statutory reserve fund until the cumulative amount of such reserves reaches 50.0% of its registered capital. Statutory reserves are not distributable as cash dividends. In addition, if our subsidiary incurs debt on its own behalf in the future, the agreements governing such debt may restrict its ability to pay dividends or make other distributions to us.

Any capital contributions from us to our operating subsidiary in China must be approved by the Ministry of Commerce in China, and failure to obtain such approval may materially and adversely affect the liquidity position of the subsidiary.

The Ministry of Commerce in China or its local counterpart must approve the amount and use of any capital contributions from us to any potential subsidiary in China, and there can be no assurance that we will be able to complete the necessary government registrations and obtain the necessary government approvals on a timely basis, or at all. If we fail to do so, we may not be able to contribute additional capital to fund our Chinese operations, and the liquidity and financial position of the subsidiary may be materially and adversely affected.

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Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The conversion of Renminbi, or “RMB,” into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, “PBOC.” Currently, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

A substantial portion of our revenues and costs may be denominated in RMB. Any significant revaluation of the RMB may materially affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures costlier to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our common stock. If we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common stock, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have not hedged and do not expect to hedge against the risks associated with fluctuations in exchange rates and, therefore, exchange rate fluctuations could have an adverse impact on our future operating results. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We may be subject to currency exchange restrictions with respect to our operations in China, which could adversely affect our financial performance.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of foreign currency out of China for certain transactions. Shortages in the availability of foreign currency may restrict the ability of our operating subsidiary in China to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and balance of trade, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or “SAFE,” by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our operational requirements, our liquidity and financial position may be materially and adversely affected.

Because our China subsidiary’s funds will be held in banks that do not provide insurance, the failure of any bank in which it deposits its funds could adversely affect our business.

Banks and other financial institutions in China do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, our China subsidiary may not have access to funds on deposit. Depending upon the amount of money the subsidiary maintains in a bank that fails, its inability to have access to cash could materially impair its operations.

We may be subject to tax inefficiencies and have not ascertained the impact of the new U.S. tax laws on the Company.

The tax regulations of the U.S. and other jurisdictions in which we operate are extremely complex and subject to change. New laws, new interpretations of existing laws, such as the Base Erosion Profit Shifting project initiated by the Organization for Economic Co-operation and Development and any legislation proposed by the relevant taxing authorities, or limitations on our ability to structure our operations and intercompany transactions may lead to inefficient tax treatment of our revenue, profits, royalties and distributions, if any are achieved. In the U.S., in December 2017, comprehensive tax reform was enacted. We have not yet ascertained what impact the new law will have on our future effective tax rate, corporate structure and us in general.

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In addition, we and our foreign subsidiaries, none of which has been formed (other than GBS Pty Ltd), will have various intercompany transactions. We may not be able to obtain certain benefits under relevant tax treaties to avoid double taxation on certain transactions among our subsidiaries. If we are not able to avail ourselves of the tax treaties, we could be subject to additional taxes, which could adversely affect our financial condition and results of operations.

We are subject to laws and regulations governing business conduct, which will require us to develop and implement costly compliance programs.

We must comply with a wide range of laws and regulations to prevent corruption, bribery, and other unethical business practices, including the FCPA, anti-bribery and anti-corruption laws in other countries, particularly China. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

Anti-bribery laws prohibit us, our employees, and some of our agents or representatives from offering or providing any personal benefit to covered government officials to influence their performance of their duties or induce them to serve interests other than the missions of the public organizations in which they serve. Certain commercial bribery rules also prohibit offering or providing any personal benefit to employees and representatives of commercial companies to influence their performance of their duties or induce them to serve interests other than their employers. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with these anti-bribery laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the anti-bribery laws present particular challenges in the medical products industries because in many countries including China, majority of hospitals are state-owned or operated by the government, and doctors and other hospital employees are considered civil servants. Furthermore, in certain countries (China in particular), hospitals and clinics are permitted to sell medical devices to their patients and are primary or significant distributors of medical devices. Certain payments to hospitals in connection with clinical studies, procurement of medical devices and other work have been deemed to be improper payments to government officials that have led to vigorous anti-bribery law enforcement actions and heavy fines in multiple jurisdictions, particularly in the U.S. and China.

It is not always possible to identify and deter violations, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

In the medical products industries, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from medical device manufacturers, distributors or their third-party agents in connection with the prescription of certain medical devices or disposables. If our employees, affiliates, distributors or third-party marketing firms violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products, we could be required to pay damages or heavy fines by multiple jurisdictions where we operate, which could materially and adversely affect our financial condition and results of operations. The Chinese government has also sponsored anti-corruption campaigns from time to time, which could have a negative effect on any future marketing efforts by us to new hospital customers or intermediaries. There have been recent occurrences in which certain hospitals have denied access to sales representatives from medical device companies because the hospitals wanted to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products to hospitals may be adversely affected.

As we expand our operations in the China Region, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and other anti-bribery and anti-corruption laws. Our compliance programs will need to include policies addressing not only the FCPA, but also the provisions of a variety of anti-bribery and anti-corruption laws in multiple jurisdictions, including China, provisions relating to books and records that apply to us as a public company, and include effective training for our personnel throughout our organization. The creation and implementation of anti-corruption compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required. Violation of the FCPA and other anti-corruption laws can result in significant administrative and criminal penalties for us and our employees, including substantial fines, suspension or debarment from government contracting, prison sentences, or even the death penalty in extremely serious cases in certain countries. The SEC also may suspend or bar us from trading securities on U.S. exchanges for violation of the FCPA’s accounting provisions. Even if we are not ultimately punished by government authorities, the costs of investigation and review, distraction of company personnel, legal defense costs, and harm to our reputation could be substantial and could limit our profitability or our ability to develop or launch our product candidates. In addition, if any of our competitors are not subject to the FCPA, they may engage in practices that will lead to their receipt of preferential treatment from foreign hospitals and enable them to secure business from foreign hospitals in ways that are unavailable to us.

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Uncertainties with respect to the China legal system could have a material adverse effect on us.

The legal system of China is a civil law system primarily based on written statutes. Unlike in a common law system, prior court decisions may be cited for reference but are not binding. Because the China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. Moreover, decision makers in the China judicial system have significant discretion in interpreting and implementing statutory and contractual terms, which may render it difficult for our China subsidiary to enforce the contracts it has entered into with our business partners, customers and suppliers. Different government departments may have different interpretations of certain laws and regulations, and licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Navigating the uncertainty and change in the China legal system will require the devotion of significant resources and time, and there can be no assurance that our contractual and other rights will ultimately be enforced.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

The Chinese economy and Chinese society continue to undergo significant change. Adverse changes in the political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect our ability to conduct business in China. The Chinese government continues to adjust economic policies to promote economic growth. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations in China may be adversely affected by government control over capital investments or changes in tax regulations. As the Chinese medical products industries grow and evolve, the Chinese government may also implement measures to change the structure of foreign investment in this industry. We are unable to predict any such policy changes, any of which could materially and adversely affect our Chinese subsidiary’s liquidity, access to capital and its ability to conduct business in China. Any failure on our part to comply with changing government regulations and policies could result in the loss of our ability to develop and launch our product candidates in China.

Our operations in China subject us to various Chinese labor and social insurance laws, and our failure to comply with such laws may materially and adversely affect our business, financial condition and results of operations.

Our operations in China are subject to China Labor Contract Law. The Labor Contract Law places certain restrictions on the circumstances under which employers may terminate labor contracts and require economic compensation to employees upon termination of employment, among other things. In addition, companies operating in China are generally required to contribute to labor union funds and the mandatory social insurance and housing funds. Any failure by us to comply with Chinese labor and social insurance laws may subject us to late fees, fines and penalties, or cause the suspension or termination of our ability to conduct business in China, any of which could have a material and adverse effect on business, results of operations and prospects.

Failure to make adequate contributions to various employee benefit plans as required by Chinese regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. While we intend to comply with all material aspects of relevant regulations, the requirements governing employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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Risks Related to this Offering and the Ownership of Our Common Stock

We have broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you may not agree.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not advance our business plan, achieve proposed objectives, improve our financial condition, generate revenue or enhance the value of our securities. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline and delay the development of our product candidates. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We may not be able to satisfy the continued listing requirements of the NYSE American in order to maintain the listing of our common stock.

We must meet certain financial and liquidity criteria to maintain the listing of our common stock on NYSE American. If we violate the NYSE American listing requirements or fail to meet any of the NYSE American’s listing standards, our common stock may be delisted. In addition, while we have no present intention to do so, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the NYSE American may have materially adverse consequences to our stockholders, including:

●	a reduced market price and liquidity with respect to our shares of common stock;

●	limited dissemination of the market price of our securities;

●	limited news coverage;

●	limited interest by investors in our securities;

●	volatility of the prices of our stock and any warrants we may issue, due to low trading volume;

●	our stock being considered a “penny stock,” which would result in broker-dealers participating in sales of our common stock being subject to the regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act;

●	increased difficulty in selling our securities in certain states due to “blue sky” restrictions; and

●	limited ability to issue additional securities or to secure additional financing.

If we our common stock is delisted, we may seek to have our common stock quoted on an over-the-counter marketplace, such as on the OTCQX. The OTCQX is not a stock exchange, and if our common stock trades on the OTCQX rather than a securities exchange, there may be significantly less trading volume and analyst coverage of, and significantly less investor interest in, our common stock, which may lead to lower trading prices for our common stock.

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The difference between the public offering price per share of our common stock and the pro forma net tangible assets per share of our common stock after this offering constitutes the dilution to the investors in this offering. You will incur immediate and substantial dilution as a result of this offering. After giving effect to the conversion at the closing of this offering of our convertible preferred stock and the convertible notes issued by our majority-owned subsidiary, and after giving further effect to the sale by us of all [●] shares of common stock in this offering at an assumed public offering price of $[●] per share, investors in this offering can expect an immediate dilution to net tangible assets of $[●] per share, based on a pro forma net tangible book value per share after the offering (which excludes a value for the License Agreement) of $[●]. This dilution is due in large part to the fact that our existing investors acquired their securities prior to this offering at substantially less than investors are paying in this offering. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

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The market price of our common stock may be significantly volatile.

The market price for our common stock may be significantly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in financial or operational estimates or projections;

●	conditions in markets generally;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the U.S. or elsewhere.

●	In particular, the market prices for securities of medical device companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

●	any delay in or the results of our clinical evaluations;

●	any delay in manufacturing of our products;

●	any delay with the approval for reimbursement for the patients from their insurance companies;

●	our failure to comply with regulatory requirements;

●	the announcements of clinical evaluation data, and the investment community’s perception of and reaction to those data;

●	the results of clinical evaluations conducted by others on products that would compete with ours;

●	any delay or failure to receive clearance or approval from regulatory agencies or bodies;

●	our inability to commercially launch products or market and generate sales of our products, including the SGT;

●	failure of the SGT or any other products, even if approved for marketing, to achieve any level of commercial success;

●	our failure to obtain intellectual property protection for any of our technologies and products (including those related to the SGT) or the issuance of third-party intellectual property that cover our proposed technologies or products;

●	developments or disputes concerning our product’s intellectual property rights;

●	our or our competitors’ technological innovations;

●	general and industry-specific economic conditions that may affect our expenditures;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or intellectual property;

●	failure to adequately manufacture the SGT or any other products through third parties;

●	future sales of our common stock or other securities, including shares issuable upon the exercise of outstanding warrants or otherwise issued pursuant to certain contractual rights;

●	period-to-period fluctuations in our financial results; and

●	low or high trading volume of our common stock due to many factors, including the terms of our financing arrangements.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be significant impact on the market price of our common stock. Additionally, as we approach the announcement of anticipated significant information and as we announce such information, we expect the price of our common stock to be volatile and negative results would have a substantial negative impact on the price of our common stock.

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In some cases, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

Shares eligible for future sale may adversely affect the market for our common stock.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, employees, and significant stockholders, or when there is a large number of shares of our common stock available for sale.

We have 8,510,000 shares of common stock outstanding as of immediately prior to this offering. We also have a significant number of shares of common stock underlying outstanding preferred stock and warrants of ours and the convertible notes of our subsidiary, GBS Pty Ltd. As of the date of this prospectus: (i) 1,861,706 shares of common stock are issuable upon the completion of this offering by mandatory conversion of such outstanding preferred stock convertible at a one-to-one ratio; (ii) [●] shares of common stock are issuable upon the completion of this offering by mandatory conversion of the convertible notes issued by our majority-owned subsidiary (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019); and (iii) and 1,861,706 shares of common stock are issuable during the one year period commencing on the second anniversary of the completion of this offering by exercise of outstanding warrants that were issued in connection with the issuance of the preferred stock.

Our directors, officers and more than 5% stockholders will enter into lock-up agreements pursuant to which, subject to certain exceptions, such persons will not sell [●] shares of our common stock that they own for 180 days after the date of this prospectus, as further described in “Plan of Distribution.” Notwithstanding the foregoing, the lock-up provisions in these agreements may be waived, at any time and without notice.

Subject to the lockup agreements, our existing stockholders (including the holders of our preferred stock and warrants and the holders of the convertible notes) may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market, subject to the limitations of Rule 144, promulgated under the Securities Act of 1933, as amended, or the “Securities Act.” In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Our affiliates and other persons selling shares on behalf of our affiliates also are entitled to sell as long as they comply with Rule 144’s manner of sale, volume limitation and notice provisions, in addition to the provisions applicable to non-affiliates described above.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The Company may undertake additional equity or debt financing that may dilute the shares in this offering.

The Company may undertake further equity or debt financing. Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any strategic acquisition. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

●	may significantly reduce the equity interest of investors in this offering;

●	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stockholders;

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●	may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and most likely also result in the resignation or removal of some or all of our present officers and directors; and

●	may adversely affect prevailing market prices for our common stock.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues were insufficient to pay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding; and

●	our inability to conduct acquisitions, joint ventures or similar arrangements if the debt security contains covenants restricting such transactions or the funding thereof or requiring prior approval of the debt holders.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

The determination of the offering price for the shares is more arbitrary compared with the pricing of securities for an established operating company.

There is no direct relationship between the offering price and our assets, book value, net worth, or any other economic or financial criteria. Rather, the price of the shares was derived through negotiations with the underwriters after considering various factors including prevailing market conditions, our future prospects and our capital structure. Although these factors were considered, the determination of the offering price is more arbitrary than the pricing of securities for an established operating company. This price does not necessarily accurately reflect the actual value of the shares or the price that may be realized upon disposition of the shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our common stock could be negatively affected.

Our parent company may exert significant influence over our affairs, including the outcome of matters requiring stockholder approval.

Immediately following completion of this offering, we expect the Licensor will control a majority of the total voting power of our outstanding common stock. Accordingly, the Licensor will have the ability to control the election of our directors and the outcome of corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our certificate of incorporation and by-laws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from the Licensor. Therefore, you should not invest in reliance on your ability to have any control over the Company. With the goal of mitigating such control risks, we have decided not to seek exemption as a “controlled company” from the corporate governance rules of NYSE American, and therefore will be bound by the same corporate governance principles as other public companies, including the requirement that a majority of our directors be independent and that we maintain audit, compensation and nominating committees comprised of independent directors.

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As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of other public companies that are not “emerging growth companies.”

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act”;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer, which is the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of our most recent second fiscal quarter, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of other public companies that are not “emerging growth companies.” In addition, we cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. While we are not currently delaying the implementation of any relevant accounting standards, in the future we may avail ourselves of these rights, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and by-laws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and by-laws will:

●	provide for the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

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●	provide that vacancies on our Board of Directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

●	provide that special meetings of stockholders may only be called by our Chief Executive Officer, our Board of Directors or a majority of our stockholders;

●	provide that our stockholders are required to provide advance notice and additional disclosures in order to nominate individuals for election to our Board of Directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

●	do not provide stockholders with the ability to cumulate their votes, which limits the ability of minority stockholders to elect director candidates.

These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

As a result of becoming a public company, we will be obligated to develop and maintain a system of effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions available to us through the JOBS Act. Even after we cease to be an “emerging growth company,” our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting unless we are an accelerated filer or a large accelerated filer (as defined under the Exchange Act).

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to complete our evaluation and testing in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We may not be able to remediate any material weaknesses in a timely fashion. If we are unable to complete are evaluation and testing, or if we are unable to assert that our internal control over financial reporting is effective, particularly if we have been unable to remediate any material weaknesses identified, or if or our auditors, when required to do so, are unable to express an opinion that our internal controls are effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE American and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. Furthermore, new or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

Moreover, our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to company with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact or relating to present facts or current conditions included in this prospectus are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may include words such as ’‘anticipate,” ’‘estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock will be approximately $[●] million, based on an assumed public offering price of $[●] per share, and after deducting the underwriters’ discounts and the other estimated offering expenses payable by us. We intend to use the net proceeds from the offering as follows:

●	$[●] to obtain regulatory approvals and establish manufacturing capabilities necessary for marketing of the SGT;

●	$[●] to market the SGT and establish a distribution network in the China Region; and

●	$[●] for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop biosensor devices can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical evaluations, any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

We believe that the net proceeds from this offering will allow us to operate for the next 30 months. We do not anticipate generating any revenues for at least 18 months, if at all, from the date of this offering, and our revenues will not immediately be sufficient to finance our ongoing operations. In addition, available resources may be consumed more rapidly than currently anticipated, and there can be no assurance that we will be successful in developing the SGT and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for regulatory approval and market launch, or we may be unable to generate anticipated amounts of revenue from sales of the system. We may also need additional funding for developing new products and services and for additional sales, marketing and promotional activities. Should this occur, we may need to seek additional capital earlier than anticipated. In the event we require additional capital, there can be no assurances that we will be able to raise such capital on acceptable terms, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts, including restrictions imposed by foreign jurisdictions, including China, on paying dividends or making other payments to us.

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DILUTION

The difference between the public offering price per share of our common stock and our pro forma as adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock.

At December 31, 2018, our pro forma net tangible book value was $2,024,693, or approximately $[●] per share, after giving effect to the mandatory conversion in connection with this offering of our outstanding preferred stock and the convertible notes issued by our majority-owned subsidiary (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019).

After giving further effect to the sale of all [●] shares of common stock offered hereby at an assumed public offering price of $[●] per share, and after deducting the underwriters’ discounts and the other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2018 would have been approximately $[●] or $[●] per share, representing an immediate increase in net tangible book value of  $[●] per share to our existing stockholders and an immediate dilution of  $[●] per share to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:

Assumed public offering price per share			$	[●]
Pro forma net tangible book value per share before offering	$	[●]	$
Increase in net tangible book value per share attributable to shares offered hereby	$	[●]	$
Pro forma as adjusted net tangible book value per share after offering			$	[●]
Dilution in pro forma net tangible book value per share to investors in offering			$	[●]

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) our pro forma as adjusted net tangible book deficit per share to new investors by $[●], and would increase (decrease) dilution per share to new investors in this offering by $[●], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriters’ discounts and the other estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised or any outstanding restricted stock units vest, new investors would experience further dilution.

If the underwriters exercise their option to purchase additional shares to cover over-allotments in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $[●] per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $[●] per share of common stock.

The following table summarizes, as of December 31, 2018, after giving effect to the mandatory conversion in connection with this offering of our outstanding preferred stock and the convertible notes issued by our majority-owned subsidiary (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019), and assuming the sale of all the shares offered hereby, the differences between the number of shares of our common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at an assumed public offering price of $[●] per share, before deducting the underwriters’ discounts and other estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share

Existing Stockholders	[●]	[●]	%	$	[●]	[●]	%	$	[●]
New Investors	[●]	[●]	%		[●]	[●]	%	$	[●]
Total	[●]	100.00%		$	[●]	100.00%

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Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriters’ discounts and the other estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $[●] million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares to cover over-allotments in full, our existing stockholders would own [●]% and our new investors would own [●]% of the total number of shares of our common stock outstanding after this offering.

The above tables and discussion include: (i) 8,510,000 shares of our common stock outstanding as of December 31, 2018; and (ii) the issuance of 1,861,706 shares our common stock upon the mandatory conversion at the closing of this offering of our outstanding preferred stock and [●] shares of our common stock upon the mandatory conversion at the closing of this offering of the convertible notes issued by our majority-owned subsidiary (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019), and exclude:

●	1,861,706 shares issuable upon the exercise of outstanding warrants issued in connection with the placement of our Series A Convertible Preferred Stock, at an exercise price of $[●] per share, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering; and

●	500,000 shares that will become available for future issuance under our 2019 Plan.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

●	on an actual basis;

●	on a pro forma basis, after giving effect to the mandatory conversion in connection with this offering of our outstanding preferred stock and the convertible notes issued by our majority-owned subsidiary (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019); and

●	on a pro forma basis as adjusted basis, after giving further effect to the sale of shares of common stock in this offering at an assumed public offering price of $[●] per share, and after deducting the underwriters’ discounts and the other estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro Forma		Pro Forma As Adjusted
Stockholders’ equity (deficit):
Preferred Stock, $0.01 par value, 2,000,000 shares authorized, 1,222,506 shares issued and outstanding as of December 31, 2018(1)	$8,715,794	$	[●]	$	[●]
Common Stock, $0.01 par value, 20,000,000 shares authorized, 8,510,000 shares issued and outstanding as of December 31, 2018	$1,950,001	$	[●]	$	[●]
Ordinary Shares, 99,800,000 shares issued and outstanding as of December 31, 2018(2)	$1,282,878	$	[●]	$	[●]
Additional paid-in capital	$(8,339,209)	$	[●]	$	[●]	(3)
Accumulated deficit	$(7,901,454)	$	[●]	$	[●]
Accumulated Other comprehensive income	$601,329	$	[●]	$	[●]
Total stockholders’ equity (deficit)	(3,690,661)		[●]		[●]	(4)
Total capitalization	$(3,690,661)	$	[●]	$	[●]

(1)	These shares automatically convert to shares of our common stock in connection with this offering.

(2)	These ordinary shares are issued by our 98%-owned subsidiary, GBS Pty Ltd, and remain outstanding following the completion of this offering.

(3)	These amounts equal the net proceeds raised in the offering ($23,137,500), plus the aggregate outstanding principal amount of the convertible notes issued by our 98%-owned subsidiary, GBS Pty Ltd, of $5,277,056 as of December 31, 2018, minus deferred charges and unamortized debt issuance costs to be written off against share capital in connection with this offering of $(291,419).

(4)	These amounts include the automatic conversion of the foregoing convertible notes into [●] shares of common stock at a price per share equal to 85% of the public offering price in this offering (or $[●], assuming a public offering price of $[●]).

The table above excludes the following securities:

●	1,861,706 shares issuable upon the exercise of outstanding warrants issued in connection with the placement of our Series A Convertible Preferred Stock, at an exercise price of $[●] per share, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering; and

●	500,000 shares that will become available for future issuance under our 2019 Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Prospective investors should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

On November 5, 2017, the Company effected a stock split of one to 90,000 shares resulting in 9,000,000 issued and outstanding shares of common stock as of that date and the date hereof. On August 9, 2018, the Company effected a reverse stock split of approximately one to 0.9167 shares that resulted in the Company having 8,250,000 issued and outstanding shares of common stock. On November 24, 2018, we issued a further 260,000 shares of common stock in exchange for the cancellation of $1,950,000 in debt, resulting in 8,510,000 issued and outstanding shares of common stock as of such date.

Overview

We are a biosensor diagnostic technology company with licensed rights to introduce and launch a novel, patent-protected saliva glucose monitoring system (sometimes referred to herein as the “SGT”) in Mainland China, Hong Kong, Vietnam and Bangladesh (sometimes referred to herein as the “China Region”). We were formed on December 5, 2016, as a Delaware corporation with headquarters in New York City.

We currently are a wholly-owned subsidiary of Life Science Biosensor Diagnostics Pty Ltd (sometimes referred to herein as “Licensor”), an Australian company that owns the worldwide intellectual property rights to the biosensor platform from University of Newcastle, Australia. The Licensor has licensed to us that technology for us to introduce and launch the platform in the China Region. We will commence this process with the SGT.

The consolidated financial statements show a loss of $5,020,383 from July 1, 2017 through June 30, 2018 and a loss of $(2,569,399) from July 1, 2018 through December 31, 2018. The Company has funded its operations to date with the net proceeds from private placements outside of the U.S. in the amount of $8,715,793 of Series A Preferred Stock and $5,277,056 of convertible notes issued by our 98%-owned subsidiary GBS Pty Ltd. Net shareholder’s equity was $(3,063,694) as of June 30, 2018 and $(3,690,661) as of December 31, 2018.

Critical Accounting Policies

Our consolidated financial statements are prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the U.S., or “U.S. GAAP.” Our fiscal year ends June 30.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses for the reporting periods. On an ongoing basis, we evaluate such estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ (perhaps significantly) from these estimates under different assumptions or conditions.

While all the accounting policies impact the consolidated financial statements, certain policies may be viewed to be critical. Our management believes that the accounting policies which involve more significant judgments and estimates used in the preparation of our consolidated financial statements, include revenue recognition, inventories, liability related to certain warrants, and accounting for production lines and its related useful life and impairment.

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Revenue Recognition

We have not generated any revenues to date.

Revenues from product sales would be recognized in accordance with ASC 605-10, “Revenue Recognition”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. We do not intend to grant a right of return. We will assess whether the fee is fixed or determinable based on the nature of the fee charged for the products delivered, the existing contractual arrangements and the distributor’s consistency of payments. When evaluating collectability, we consider whether we have sufficient history to reliably estimate the distributor’s payment patterns.

If a sales arrangement were to contain multiple elements, such as software and non-software components, we would allocate revenue to each element based on a selling price hierarchy as required according to ASC 605-25, “Multiple-Element Arrangements”, or ASC 605-25. The selling price for a deliverable will be based on its Vendor Specific Objective Evidence, or VSOE, or, if available, third party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE nor TPE is available. The best estimate of selling price is established considering several internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer our products. The determination of ESP is judgmental.

Revenues from software components in sales arrangements containing multiple elements will be recognized when all criteria outlined in ASC 985-605, “Software Revenue Recognition”, or ASC 985-605, are met (when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectability is probable).

For multiple element arrangements within ASC 985-605, revenues will be allocated to the different elements in the arrangement under the “residual method” when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we will defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement will be allocated to the delivered element.

Since VSOE does not exist for undelivered elements, revenues will be recognized as one unit of accounting, on a straight-line basis over the term of the last deliverable based on ASC 605-15 and ASC 985-605.

Liability Related to Certain Warrants

The fair value of the liability for certain warrants issued to investors will be calculated after the closing of the proposed IPO when the events have occurred to allow a fair value to be determined for these securities.

Fair value for each reporting period will be calculated based on the following assumptions:

●	Risk-free interest rate — based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

●	Expected volatility — was calculated based on actual historical stock price movements of the Company together with companies in the same industry over a term that is equivalent to the expected term of the option.

●	Expected life — the expected life was based on the expiration date of the warrants.

●	Expected dividend yield — the Company does not expect to pay dividends to its shareholders in the foreseeable future.

Contingencies

We account for our contingent liabilities in accordance with ASC 450 “Contingencies.” A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Currently, we are not a party to any ligation that we believe could have a material adverse effect on our business, financial position, results of operations or cash flows.

Extended Transition Period for “Emerging Growth Companies”

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

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Results of Operations

Revenues

We have not generated any material revenues to date.

General & Administrative Expenses

During the six months ended December 31, 2018, our general and administrative expenses decreased by $316,961, to $915,585, compared to general and administrative expenses of $1,232,546 for the six months ended December 31, 2017. The decrease in general and administration expenses was primarily driven by activities concentrating on research and development and less utilization of resources being general and administrative in nature during this period.

During the fiscal year ended June 30, 2018, our general and administrative expenses increased by $1,825,044, to $1,952,548, compared to general and administrative expenses of $127,504 for the period from August 4, 2016 (inception) to June 30, 2017. The increase was due in part to incurring expenses for a full 12 months in fiscal year 2018. The main contribution to this increase was office sharing expenses of $1,820,883.

As our operating activities increase, we expect our general and administrative costs will include additional cost in office sharing, consultancy and insurance expenses.

Research & Development Expenses

During the six months ended December 31, 2018, our research and development expenses decreased by $403,431, to $383,660, compared to research and development expenses of $787,091 for the six months ended December 31, 2017. The decrease in research and development expenses was primarily driven by the stage of research and development where the final research and development milestone was met and the stage now moves to regulatory approval.

During the fiscal year ended June 30, 2018, our research and development expenses were $2,525,798, compared to research and development expenses of $0 for the period from August 4, 2016 (inception) to June 30, 2017. Our research and development expenses in the fiscal year 2018 concentrated on progressing the research and development program to achieve the research and development milestones.

As our operating activities increase, we expect our research and development costs to be replaced by regulatory approval costs. See “Use of Funds.”

Interest Expenses

During the six months ended December 31, 2018, our interest expense increased by $79,573, to $338,027, compared to interest expense of $258,454 for the six months ended December 31, 2017. The increase in interest expense was primarily driven by an increase in the number of convertible notes issued.

During the fiscal year ended June 30, 2018, our interest expense increased by $315,123, to $453,872, compared to interest expense of $138,749 for the period from August 4, 2016 (inception) to June 30, 2017. The increase in interest expense was primarily due in part to incurring expenses for a full 12 months in fiscal year 2018, and the increase in the number of convertible notes issued.

Audit and Accountancy

During the six months ended December 31, 2018, our audit and accountancy fees increased by $40,521, to $68,521, compared to audit & accountancy fees of $28,000 for the six months ended December 31, 2017. The increase in audit and accountancy fees was primarily driven by the need to produce quarterly financial reports.

During the fiscal year ended June 30, 2018, our audit and accountancy fees were $105,725, compared to audit and accountancy fees of $0 for the period from August 4, 2016 (inception) to June 30, 2017. Our audit and accountancy fees in the fiscal year 2018 consisted of fees incurred for the audit of our financial statements in connection with the preparation of our offering statement on Form 1-A filed in fiscal year 2018.

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Rent Expense

During the six months ended December 31, 2018, our rent expense increased by $6,615, to $12,411, compared to rent expense of $5,796 for the six months ended December 31, 2017. The increase in rent expense was primarily driven by the relocation of the office in November 2017.

During the fiscal year ended June 30, 2018, our rent expense decreased by $26,097, to $19,396, compared to rent expense of $45,493 for the period from August 4, 2016 (inception) to June 30, 2017. The decrease in rent expense was due to mainly to the relocation of the U.S. company’s office.

Liquidity and Capital Resources

As of June 30, 2018 and December 31, 2018, we had $418,420 and $15,475, respectively, in cash and cash equivalents.

We have experienced cumulative losses from inception to date, which totaled $5,332,055 through June 30, 2018 and $7,901,454 through December 31, 2018. We had a stockholders’ equity position of $(3,063,694) and $(3,690,661) at June 30, 2018 and December 31, 2018, respectively. In addition, we have not completed our efforts to establish a source of revenues sufficient to cover our operating costs and expect to continue to generate losses for the foreseeable future. There is no assurance that we will be able to obtain an adequate level of financing needed for our near-term requirements or the product development to ultimately generate sales. Due to these conditions, our ability to continue as a “going concern” depends in part on our ability to raise sufficient capital. See Note 1 to Consolidated Financial Statements for the six months ended December 31, 2018.

Since inception, we have financed our operations primarily through funding from our parent company, along with a private placement of convertible notes of our 98%-owned subsidiary GBS Pty Ltd and a private placement of our Series A Convertible Preferred Stock accompanied by warrants. The convertible notes bear interest at 7% per annum and are mandatorily convertible to common stock at a 15% discount to the price per share in this offering. The Series A Convertible Preferred Stock are mandatorily convertible into common stock at a one-to-one ratio upon completion of this offering. A warrant to purchase one share of our common stock was issued along with each share of Series A Convertible Preferred Stock. Each warrant is exercisable at the price per share in this offering during the one year period commencing on the second anniversary of the completion of this offering, and the underlying common stock must be held at the time of exercise. As of the date of this prospectus, we have raised a total of $5,277,056 from the sale of convertible notes issued by our majority-owned subsidiary, GBS Pty Ltd, and a total of $13,509,796 from the sale of our Series A Convertible Preferred Stock.

According to our management’s estimates, based on our budget and proposed schedules of development, approvals and organization, we believe, although there can be no assurances, that after this offering we will have sufficient capital resources to enable us to continue to implement our business plan and remain in operation for at least 30 months. During this time, we expect to use the net proceeds available to us for the following purposes:

●	to obtain regulatory approvals and establish manufacturing capabilities necessary for marketing of the SGT;

●	to market the SGT and establish a distribution network in the China Region; and

●	for working capital and general corporate purposes.

We do not anticipate generating any revenues for at least 18 months, if at all, from the date of this offering, and our revenues will not immediately be sufficient to finance our ongoing operations. In addition, available resources may be consumed more rapidly than currently anticipated, and there can be no assurance that we will be successful in developing the SGT and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for regulatory approval and market launch, or we may be unable to generate anticipated amounts of revenue from sales of the system. We may also need additional funding for developing new products and services and for additional sales, marketing and promotional activities. Should this occur, we may need to seek additional capital earlier than anticipated.

In the event we require additional capital, there can be no assurances that we will be able to raise such capital on acceptable terms, or at all. Failure to generate sufficient revenues or raise additional capital through debt or equity financings, or through collaboration agreements, strategic alliances or marketing and distribution arrangements, could have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business plan. Our failure to obtain such funding when needed could create a negative impact on our stock price or could potentially lead to a reduction in our operations or the failure of our company.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending June 30, 2019. As of the date of this prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal controls.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

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DESCRIPTION OF BUSINESS

Overview

We are a biosensor diagnostic technology company operating in China, Hong Kong, Vietnam and Bangladesh (sometimes referred to herein as the “China Region”). We were incorporated under the laws of Delaware on December 5, 2016. Our headquarters are located in New York, New York.

Our biosensor technology is licensed from the Licensor, Life Science Biosensor Diagnostics Pty Ltd. This technology is patent protected and described in two granted patents: U.S. patent 9,766,199 and China patent ZL201380022888, both expiring year 2033. The Licensor is an Australian company that acquired all the intellectual property to the biosensor platform that relates to the life sciences, from the University of Newcastle, Australia, Center for Organic Electronics, or the “COE,” where the biosensor technology was invented and developed. The Licensor currently owns all of our outstanding common stock and will own a majority of our outstanding common stock immediately after this offering.

Executive Summary

Our objective is to introduce and launch the Saliva Glucose Biosensor (sometimes referred to herein as the “SGB”), the first of the diagnostic tests that stem from the Biosensor Platform described in “—The Product” below, in the China Region.

The SGB uses saliva to measure glucose non-invasively. When the SGB interacts with saliva, an electrochemical reaction is initiated which produces an electrical signal directly correlated to the amount of glucose present in the saliva. This measurement is then converted into a real-time saliva glucose reading by a software app on a “smart” device or a dedicated “smart” reader for those that do not possess a compliant and compatible smart device. The reading may then be stored in our proprietary cloud-based digital information system (sometimes referred to herein as the “DIS”).

Figure 4

Diabetes is a global epidemic. China has, by a significant number, the largest population of people with diabetes. In 2017, China alone had 114 million with diabetes, which is a similar number of people as the next three largest diabetes markets by population combined (India, U.S. and Brazil). The economic growth of China has driven lifestyle changes in the Chinese population that have had a major impact on the increased incidence of the disease.

Self-testing blood glucose monitors were introduced to the market in the 1970s and, since then, the method of glucose self-monitoring has not meaningfully changed. The industry remains dominated by invasive methods that ultimately use blood or interstitial fluid to measure glucose. The methodology of the SGB represents a breakthrough in glucose monitoring as it represents the only non-invasive, painless, and cost-effective saliva-based method of measuring glucose levels. The biosensor technology has been developed over several decades of university scientific research and has been extensively referenced in scientific literature.

The SGB is in essence an organic transistor, which in its structure embeds the glucose oxidase enzyme (sometimes referred to as “GOX”). When the single-use SGB interacts with saliva it initiates an electrochemical reaction, producing an electrical signal directly correlated to the amount of glucose present in the saliva. This measurement is then converted into a real-time saliva glucose reading, through the biosensor app installed on a “smart” device or a dedicated reader. The patent protected SGB is able to detect glucose in saliva at concentrations between 8-200 µM and exhibits linear glucose sensing characteristics at these concentrations, sensing glucose at levels 100 times lower than in blood.

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In the development of the SGT, we aim to go beyond the innovation of changing the sampling medium from blood to saliva, and further create value for the patient and the payers, by decreasing the cost of managing diabetes, improving the outcomes of the disease and convenience in testing methodology. This will be achieved by directly transferring the SGB reading from the “smart” device or dedicated reader to the company’s proprietary DIS, which is cloud-based and where every user/patient will have the option to create their own medical record where the SGB results will be uploaded.

The DIS is intended to be interfaced to an artificial intelligence system and can at the patient’s or authorized carer’s requirement disseminate patient data to a remote caregiver, a service for consultation or to any other individual with whom the patient chooses to share their glucose level measurements. Patients and payers may leverage the DIS to decrease cost and improve outcomes and convenience.

The SGB drives economic value beyond the revenue stemming from the sale of the SGB units – it also allows for monetization and the creation of separate revenue streams from the patient network and other data that resides within the DIS, through:

●	Data usage. The usage of the data, and the analysis and interpretation of the data, to improve patients’ conditions and leveraging this insight to improve patient care.

●	Safe data sharing. The provision of data sharing services between users/patients, authorized carers and authorized medical practitioners.

●	Data collection. The collection of anonymized data, its aggregation with other data from multiple sources and multiple health devices and its further combination with non-health data.

Usage, safe sharing and collection of data will be leveraged in the following four revenue-generating channels:

1.	Direct Monetization Channel. This channel focuses on the development of revenue based on commercial relationships for the use of anonymized and compliant information derived from data generation. These services may include, but will not be limited to:

●	Fee for service, per performed action by pharma, or other commercial partner.

●	Subscription, regular recurring payments for continued access to service.

●	Prescription, value acknowledged by payer reimbursement per active user.

●	Third party coverage, other industry/retail players pay fee for their own customers.

●	Risk sharing/profit sharing, success-based payment models.

●	Advertising, third party ads tailored to demographic data leveraging characteristics unique to channel.

●	Added value for GBSG brand loyalty.

2.	Commercial Adjacencies Channel. This channel focuses on the development of revenue from data generated through patient engagement and market insights from a clinical and medical perspective. These services may include, but will not limited to:

●	Medical – Generation of Patient Reported Outcomes, or “PROs.”

●	Data – Market insights, clinical trial recruitment for third parties, e.g., pharmaceutical companies or clinical research organizations.

●	Consumer – e-commerce platform, third party customer care, advertising.

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3.	Product and Service Bundles Channel. This channel focuses on ancillary revenue generated through bespoke service opportunities across the industry. For example, working with insurers to develop products that integrate the usage of testing as part of their service offering. These services may include, but will not be limited to:

●	Over-the-counter model.

●	Bundle payment model with insurance subsidy.

●	Pay for outcomes model.

4.	Core Operations Synergy Channel. Through combining the data generation with the use of artificial intelligence, we expect to have a deep insight into our customer base, providing a high level of customer insight. It is expected that this insight will drive a high customer retention levels and generate a considerable number of broader revenue opportunities through direct and specific interaction with our customer base. These opportunities may include, but will not be limited to:

●	Direct access to customers for better experience in customer care.

●	Peer learning and support to decrease customer care resource commitment.

●	Direct market and customer insights (including better understanding of customer journey).

●	More customer data for targeted marketing & marketing impact monitoring.

●	New cost effective, digital marketing channel enabling agile marketing approach.

●	PRO data to support unique marketing claims.

●	Higher engagement, customer loyalty and customer lifetime value.

●	Consumer driven innovation and customer involvement in development.

●	Involvement in testing & refining to develop demand-oriented products rapidly.

●	Easy and fast clinical evaluation recruitment.

●	PRO to support regulatory approval/ market access for platform tests under development.

The SGB development program is currently at the stage of implementation of the Clinical Evidence Model (sometimes referred to as the “CEM”), which incorporates the commercial production of the investigative biosensor devices to commence the clinical evaluation of analytical performance of the device and generate the clinical evidence necessary to gain regulatory approval from the National Medical Products Administration of China (sometimes referred to as the “NMPA”), formerly the China Food and Drug Administration.

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The SGB is manufactured using modified reel-to-reel printing technology that was developed at the Australian National Fabrication Facility (sometimes referred to herein as the “ANFF”). See Figure 5 below. This technology allows mass volume printing at a low cost.

Figure 5: Biosensor manufacture at the Australian National Fabrication Facility

We anticipate that the non-invasive nature of saliva-based glucose testing will make patients more amenable to glucose monitoring, thus increase the number of times a patient tests per day. The data generated by the SGB, combined with the interface of the “smart” device or dedicated reader with the DIS and the artificial intelligence feedback, will allow the patient to achieve better glucose control through a practical understanding of lifestyle factors that affect glucose levels, thereby helping prevent or delay diabetes complications and ultimately personalizing diabetes management. See Figure 6 below.

Figure 6

This is at a time of major investment across the Chinese healthcare industry. China’s digital healthcare market is expected to grow considerably in the next few years, with $110 billion expected to be invested in 2020 alone, of which $35 billion is expected to be invested in disease management. We believe that we are entering the market in an opportune time with a multi-channel revenue model delivering a solid value proposition to the multiple stakeholders involved in the management of diabetes.

The proceeds generated from this offering will accelerate and enhance the establishment of our business in the China Region.

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The IQ Group

The iQ Group Global is a group of companies engineered specifically to facilitate the advancement of bioscience research and development through the efficient deployment and integration of capital resources and customized financial instruments with advanced research development tools that enable the competent translation from a preclinical research and development model in the laboratory to a therapeutic drug in the clinic. The iQ Group Global incorporates four stock exchange listed Australian companies:

●	iQnovate (NSX:IQN) is a scientifically driven life science asset management organization. It has strong organic research and development capability. This enables iQnovate to conceptualize, source, validate and commercialize biotechnology assets that have potentially disruptive outcomes, thus advancing human health.

●	iQX (NSX:IQX) is a listed investment and funds management company specializing in the life science sector. Its team includes investment managers, physicians and scientists who are committed to eradicating disease through capital investment. iQX Investment Services Pty Ltd a wholly owned subsidiary, is the holder of the Australian Financial Services License. It is the fund manager for the iQ Series 8 Life Science Fund; the Fund is now closed and invested in the areas of biotechnology innovations.

●	FarmaForce (ASX:FFC) is a contract sales organization that provides results-driven pharmaceutical sales and patient support solutions to the Australian healthcare market.

●	iQ3Corp (ASX:IQ3) is a boutique life science corporate finance and advisory firm, providing services exclusively to life science companies and advising them on their most critical strategic corporate decisions, including initial public offerings, capital raisings, restructurings and recapitalizations, M&A and corporate strategy.

●	Clinical Research Corporation, or “CRC,” provides strategic clinical development and medical affairs services to the bioscience industry throughout the entire drug development life cycle.

●	iQ Capital is an early stage U.S.-based investment banking business dedicated to raising capital for the biosciences sector.

●	Life Science Biosensor Diagnostics Pty Ltd (sometimes referred to herein as the “Licensor”) is a subsidiary of both iQX and iQnovate. The Licensor owns the worldwide rights to the Biosensor Platform technology, including the rights licensed to us. The Licensor currently owns all of our outstanding shares of common stock and will own a majority of our outstanding common stock after this offering.

The Product

Biosensor Platform Technology

The “Biosensor Platform” on which the SGB is based is a modified Organic Thin Film Transistor, or “OTFT,” architecture. Figure 7 below illustrates the basic OTFT structure that consists of a source (B) and drain electrode (H), a semiconducting layer (C), a gate electrode (E), an optional separation (or dielectric) layer (D) all printed on a substrate material (A) and superimposed by a polyelectrolyte membrane/enzyme layer (F) onto which the analyte (G) is placed. The layered biosensor architecture and fabrication allows the recognition element within the biosensor (G) to be exchanged.

Figure 7: OTFT architecture

Therefore, the GOX element of the biosensor used to detect glucose in the case of the SGB can be substituted with antibodies specific to cancer biomarkers, immunological tests, hormones and other biomarkers.

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The Saliva Glucose Test

In our research and development pipeline, the diagnostic test at the most advanced stage is the SGT. It is contemplated and intended that this will be the first test to launch in market. The SGT consists of:

●	the SGB – a single use disposable saliva biosensor, and

●	software app on a “smart” device or a dedicated reader that interfaces the SGB with the DIS.

Figure 8: The Saliva Glucose Test

The Saliva Glucose Biosensor

The SGB was invented at the COE at the University of Newcastle, Australia. Patents for the SGB technology have been granted in the U.S. (9,766,199) and China (ZL201380022888). The core innovative characteristic of the SGB is the sensitivity of the glucose biosensor that enables it to detect glucose in saliva at concentrations between 8-200 µM and exhibits linear glucose sensing characteristics at these concentrations, sensing glucose at levels 100 times lower than in blood.

Figure 9: The Saliva Glucose Biosensor Strip Biosensor

The SGB interacts with the glucose in the saliva and initiates an electrochemical reaction, producing an electrical signal directly correlated to the amount of glucose present in the saliva.

This measurement is then converted into a real-time saliva glucose reading, through the software app installed on a “smart” device or a dedicated “smart” reader. The data may then be transferred to the DIS coupled with an artificial intelligence system, which will provide the patient with personalized healthcare advice enabling a practical understanding of lifestyle factors that may affect their glucose levels.

The basic OTFT structure (see Figure 10 below) consists of a source and drain electrode on a semiconducting material which is itself separated from a third gate electrode by a thin insulating layer. The COE has pioneered the fabrication of these novel biosensors based on integrating biomolecules, such as enzymes, directly into the architecture of organic transistors; producing electronic devices with both high sensitivity and high specificity for the target analyte. In these biosensors, a molecular recognition element can simply be integrated directly into the device structure, and in the case of the SGB, the recognition element is GOX.

Figure 10: The OTFT Structure

High quality OTFTs have been routinely fabricated at the materials node of the ANFF. The COE has pioneered the fabrication of novel biosensors based on integrating biomolecules, such as enzymes, directly into the architecture of organic transistors; producing electronic devices with both high sensitivity and high specificity for the target analyte and in this case, glucose.

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History and Background of the Saliva Glucose Biosensor

The SGB leverages the decades of history of all-polymer printed OTFTs. Through the research conducted at COE, this OTFT technology has been transformed into a medical device and expected to conform to the highest medical device standards globally. Figure 11 below shows the research and development journey of the biosensor from 1997 to 2018.

Figure 11

The SGB is based on a modified OTFT architecture incorporating GOX as the recognition element. It has been demonstrated that the SGB exhibits linear glucose sensing at concentrations of 8-200 µM (micro molar) offering a saliva-based test for diabetic monitoring and diagnosis.

Fundamentals of the biosensor technology have been well-characterized and have deep scientific foundations. Since their invention in 1947, transistors have dominated the mainstream microelectronics industry. Field Effect Transistors, or “FETs,” are a class of transistor in which the current between a pair of source and drain electrodes separated by a semiconductor is controlled by a voltage applied to a third electrode known as the gate. The gate electrode is separated from the source-drain region by a thin (~100 nm) insulating dielectric region and thus is coupled to the semiconductor. By altering the bias voltage applied to the gate region, the source-drain region can be altered from conducting to insulating and thus the device can be turned on or off. Importantly, the presence of a relatively small number of charges on the gate electrode alters the flow of a great many charges between the source and drain electrodes. Accordingly, the FET acts as a switch as well as an amplifier.

The SGB integrates another scientific discovery known as organic electronic polymers. This work, which was conducted in the 1970s, focused on the development of doped polyacetylene. Historically conductive polymers can also be traced back to the early 1960s. Conductive polymers have several advantages over other organic conductors with regard to their processability and hence their use is becoming increasingly widespread. The polymers that show the most promise in this area are based on the polythiophene structure. The flexible nature of these polymers allows them to be processed into almost any desired shape or form, making them attractive for the low-cost production of flexible electronic circuits, such as FETs.

The first demonstrated combination of FETs and organic electronic polymers was in the solid-state OTFT developed in 1986 using polythiophene (an organic electronic polymer) as the semi-conducting layer, with a similar device being reported in 1988. The performance of OTFTs in comparison with conventional silicon-based transistors has been considered encouraging and they have already been used in applications in logic circuits or as the driving elements in active matrix displays. Biosensor fabrication based on organic electronics is also well-established, primarily driven by the appealing features offered by these materials such as flexible and adjustable chemical properties, and room temperature operation.

One of the most attractive features of organic electronics is the potential for flexible low-cost fabrication. A common feature of early OTFTs was the use of silicon as the substrate material, and thus since these hybrid devices are not truly all-polymer-based they do not offer all the advantages with respect to fabrication. In the world of sensors, the vast majority of previous scientific research and subsequent technological implementation of organic sensors has involved electrochemically grown films exhibiting performance levels that are, in most cases, inadequate for real applications. Solution-processed polymers, on the other hand, offer the greatest potential for the fabrication of low-cost electronics since they can be easily processed as liquids, unlike the organic crystals and short chain oligomers which are typically vapor deposited. Combining these unique material properties with low-cost techniques, such as ink-jet or reel-to-reel printing, offers the ability to rapidly produce disposable printed electronic circuits.

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The first all-polymer printed OTFT was reported in 1994. OTFTs are an exciting class of devices within the organic electronics field. The prospect of low cost organic electronic modules incorporating OTFTs fabricated at low temperatures using low energy techniques is very attractive. Low temperature solution-based processes, such as ink-jet printing, allow for compatibility with flexible substrates, upon which it would be impossible to fabricate conventional electronics. In addition, conducting polymers can be synthesized in a laboratory without using rare or expensive materials.

Other Tests Based on the Biosensor Platform

As discussed above, the architecture of the Biosensor Platform allows the recognition element of the biosensor to be exchanged. Accordingly, the GOX element used to detect glucose in the case of the SGB can be substituted with antibodies specific to cancer biomarkers, immunological tests, hormones and other biomarkers.

We have commenced the development of a pilot research and development program with the COE at the University of Newcastle to include tumor markers, immunology and hormones, as indicated in Figure 12 below.

Figure 12: The Biosensor Platform

Following the launch of the SGT, it is intended that the Prostate Specific Antigen test, the Peanut Kernel Allergen test and the Luteinizing Hormone test will launch. In the longer-term, it is contemplated to develop the nucleic acid analytical tests on the Biosensor Platform to be offered as professional point of care tests.

Current State of SGB Development and Next Steps

Preliminary Analytical Performance Testing

The SGB is been designed and developed to meet the ISO 15197:2013 standard and we intend to seek regulatory approval under the specifications of this standard. The parameters assessed during this evaluation are as in Figure 13 below.

Figure 13

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The research team at the University of Newcastle, in order to benchmark the performance of the biosensor system, compared it with the partial requirements of the ISO standard ISO 15197:2013 which dictates that at least 95% of results for a given system have to be within +/-15 mg dL-1 at glucose concentrations less than 100 mg dL-1 and within +/-15% at glucose concentrations greater than or equal to 100 mg dL-1.

Precision and system accuracy were assessed by implementing the following standard testing protocol for the measurement of the biosensors.

Artificial saliva was prepared based on the most widely used Fusayama Meyer solution consisting of 11 different glucose concentrations 10, 5, 2, 1, 0.5, 0.2, 0.1, 0.05, 0.02, 0.01 and 0 mM. Then 264 biosensors were tested in groups of 24 replicate devices per concentration and groups of eight devices tested simultaneously.

The objective was to assess the difference between the measured glucose concentration and the actual glucose concentration for each biosensor.

A total of 80.6% of devices fall within the ISO standard bounds depicted by the black lines on the graph in Figure 14 below. We believe the 19.4% deviation is attributable purely to residual inconsistency with device fabrication due to non-standardized automation processes. By standardizing the automation of the biosensor fabrication, quality control and characterization procedures, we believe we will eliminate this deviation. We are preparing the devices to be used for the clinical evaluation in a fully automated environment.

It is important to note that the ISO standard references blood glucose monitors rather than salivary glucose monitors so a direct application of the standard here is not entirely practical.

Figure 14

Current Stage of Development

The SGB is at advanced stages of development and is expected to achieve market launch within 18 months following this offering. Below is a development chart that highlights the stage of development of the SGB.

Figure 15

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From a regulatory filing and intended use perspective, the SGB is intended to be used as a point of care self-test, indicated for the management of diabetes and non-adjunctive to blood glucose testing for diabetes treatment decisions. Through the regulatory process we intend to demonstrate that the SGB detects trends and tracks patterns aiding in the detection of episodes of hyperglycaemia and hypoglycaemia, facilitating both acute and long-term therapy adjustments.

We anticipate NMPA approval within 15 months of this offering. This accelerated timeline is due to the non-invasive nature of the device and the availability of a prioritized approval process under the NMPA’s Special Approval Procedure of Innovative Medical Devices, which went effective on December 1, 2018 and encourages technical innovation of medical devices and offers an expedited approval process.

We have commenced Phase 4 of development as in the diagram above, which is the design transfer to manufacturing. We are translating the design into a manufacturable device in preparation of review by the NMPA. More specifically, in this phase we are:

●	installing production and test equipment, and commencing qualifications;

●	establishing component stock levels in preparation for the validation and clinical production builds;

●	approving all components from suppliers as ready for use;

●	preparing software for final validation; and

●	establishing manufacturing capacity as ready to perform first production.

In Phase 5, which is validation, we will be testing the completed design as a system and assessing if the product developed meets the user requirements established in Phase 1. We will confirm by examination and provision of objective evidence that the particular requirements for a specific intended use can be consistently fulfilled. More specifically, in this phase we will:

●	complete production and test system validation;

●	conduct design validation using pre-defined test protocols and pass/fail criteria;

●	perform clinical evaluations; and

●	obtain regulatory approvals.

In Phase 6, which is release, we anticipate releasing the product through a Controlled Market Release, or “CMR.” All activities conducted during any CMR are aimed at marketing and positioning messages. Production and deployment issues will be monitored, and plans prepared for their resolution or handover. Issues may be handed over to the management team that will take over the ongoing management of the product.

In Phase 7, which is ongoing production, post-market surveillance activities will be undertaken to determine the acceptance of the product in the field and to identify any potential long-term issues that may need to be addressed. Design and process changes will be assessed to determine what development deliverables from previous phases require updating or repeating, i.e. input requirements, verification or validation activities. Phase 7 will last until the product is made obsolete and replaced by a new version as part of our lifecycle management.

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Next Steps

The following chart below shows the anticipated development of our products over the 48 months following the completion of this offering.

Figure 16

Regulatory Approval

As highlighted, it is intended that regulatory approval will be achieved within 15 months of this offering. The successful completion of any clinical testing for the SGB, or other testing that we may be required to undertake in the future, will be subject to:

●	the conduct of performance testing in accordance with regulatory requirements; and

●	performing clinical evaluations on our anticipated schedule and consistent with regulatory standards and protocols.

We will be responsible for obtaining requisite regulatory approvals in the jurisdictions of the China Region, initially engaging the NMPA. We do not yet have the necessary regulatory approvals to put to service the SGB or any other product in the China Region. We plan initially to launch our products, once approved, in China.

Manufacturing

The facilities required for the fabrication of these OTFT devices are all in place at the ANFF, which we have used for fabrication and testing. The ANFF utilizes state-of-the-art cleanroom Class 1000 (ISO Class 6) standards and fabrication facilities, which are international quality standards. These facilities will be extensively used, and we anticipate they can also be used for initial manufacturing and charged under a cost recovery basis. Furthermore, we are in discussions to manufacture in Hong Kong where we might be eligible for certain financial incentives offered by the Hong Kong Government. For example, the Hong Kong Government established a $2 billion re-industrialization funding scheme to subsidize manufacturers to set up smart production lines in Hong Kong and allocating $2 billion for building manufacturing facilities required by the advanced manufacturing sector in industrial estates.

Inherent in the manufacturing process is a separate calibration process that is batch dependent and ensures analytical performance quality control. Further to this an authenticity validation process verifies that the biosensor is authentic or otherwise flags a device.

Market Penetration and Quality of Life Study

Our market strategy will be to switch users from the current finger-lancing capillary blood test product to our SGT through:

●	increasing patient compliance;

●	building “share of voice” with key opinion leaders and physicians, through the design and administration of a 20,000-person PRO study;

●	developing an early stage website to educate and create market awareness while engaging with future users;

●	creating “share of voice” for the SGT in the China Region;

●	creating market awareness among patients through various promotions; and

●	partnering with patient diabetes associations and sponsoring patient support groups in China.

Figure 17

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This early strategy is designed for the biosensor to be validated by the physicians and health care professionals through the generation of evidence. We expect that this data will demonstrate that patients will achieve better glycemic control when using the SGT as compared to conventional blood glucose testing.

Distribution

We intend, assuming the completion of development and regulatory approval, to market and distribute the SGT in the China Region, consisting of Mainland China, Hong Kong, Vietnam and Bangladesh.

We propose to enter into arrangements with distributors to market and sell the SGB. We have entered into an agreement in principle with a medical affairs commercialization company to drive prelaunch activity with the scope to create awareness and build “share of voice” with local referring physicians, diabetes educators, patient associations, government organizations and general practitioners.

The ideal distributors in China will already be geographical market leaders in the self-testing glucose finger prick tests that will market and sell the product across specific regions. Our commercial strategy for distributor selection and appointment includes:

1.	appointment of a global consulting firm to screen the top three distributors per province;

2.	determining selection criteria that include capability, capacity, volume of test strips currently sold and experience in sector;

3.	defining the time frame to implement a “switch” strategy for distributors to replace the conventional blood glucose testing devices;

4.	appointment of local provincial or regional distributors; and

5.	extension of entire Biosensor Platform to distributors by 2024.

Our strategy will depend in part on finding qualified distributors for the marketing and sale of our products. We will depend on these distributors’ efforts to market our products. These distributors typically would sell a variety of other, non-competing products and will be expected to devote certain resources to selling the SGB. We expect to devote suitable time and effort to recruiting and retaining qualified third-party distributors and training them in our technology and product offering. We plan to adopt a multiple channel strategy to balance the marketing and sales efforts. Beyond the distribution strategy, there will also be activities in:

1.	online and offline sales and marketing;

2.	offline medico-marketing activities to include conferences, diabetes association support, promotion and demand creation in hospitals; and

3.	compliant E-commerce platform to act as the main distribution channel; and

4.	partnerships with distributors, chain pharmacies, local device platforms and insurers.

Deployment of Middleware and Digital Information System

We expect that our technology will make it easier for a patient to monitor their glucose levels. Accordingly, we anticipate having the potential to collect a greater amount of clinical data from a larger population of patients. This creates the potential to provide significant epidemiologic insights in to the disease.

The SGB and the DIS constitute our healthcare ecosystem, and this becomes a powerful disease management tool to address many of the systemic issues inherent in diabetes management in China through:

●	the storage and analysis of patient data generated by the SGB;

●	the dietary and fitness inputs generated by the biosensor app and the output to the user;

●	the connectivity of patients and patient results with health care team or relatives (as per patient requirements);

●	reminders and flagging service for patients;

●	a medium for pharmaceutical companies to implement patient support programs (as per regulatory restrictions); and

●	education services for lifestyle, diet and glucose management.

Beyond the patient, all types of key stakeholders within the health ecosystem have unmet needs which brings digital opportunities to shape the way patients manage the disease enabling further integrations. The DIS is being designed to specifications that allow it to connect the patients’ healthcare ecosystem, protecting its privacy at all times, leveraging the software app and cloud as a bridge between patient and health care providers, integrating software with hardware, integrating payors and providers.

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Hurdles to Product Launch

There are numerous hurdles required before product launch will be possible, as to which there can be no assurances. Those hurdles include, but are not limited to, the following (which are not necessarily set forth in chronological order):

●	Regulatory Approvals. The research, design, testing, manufacturing, labeling, selling, marketing and distribution of medical devices are subject to extensive regulation by country-specific regulatory authorities, which regulations differ from country to country. We have not yet obtained any regulatory approvals in any jurisdiction, including in particular the China Region. We must obtain all regulatory approvals as will permit the product launch of the SGT as well as any eligible protection of any intellectual property.

●	Clinical Studies. To date, we have conducted limited trials on the SGB. Further studies and trials will be required prior to and in connection with obtaining all regulatory approvals. These studies and trials will have to be successfully completed to obtain approvals in order to market the SGB.

●	Manufacture and Supply. We currently have fabrication facilities in place at the ANFF and are in discussions with various potential parties for sourcing manufacture to scale facilities in the China Region.

●	Marketing. We are looking for and will depend in part on qualified distributors for the marketing and selling of our products. We will depend on these distributors’ efforts to market our products, yet we will be unable to control their efforts completely. We have not yet executed any distribution agreements in this regard.

●	Software. We must conduct software development work to make the biosensor software compatible with existing and potential future “smart” device platforms. This software work remains to be done.

●	Personnel. In order to commercialize our SGT, we will need to attract and retain highly skilled managerial, sales, scientific and technical personnel to advance the product beyond its current development stage.

●	Intellectual Property. While the SGB is patent protected in the U.S. and China we must remain vigilant to ensure that protection is realized. We will need to assess the eligibility of our intellectual property in the wider jurisdictions of the China Region and if possible implement measures to achieve that protection.

●	Experts. For purposes of most of the foregoing steps, including in particular regulatory experts who we have already engaged.

●

Additional Capital. Although we believe that after this offering we will have sufficient capital resources to enable us to continue to implement our business plan and remain in operation for at least the 30 months, we may require additional capital earelier than anticipated. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Glucose Monitoring Industry

The Self-Monitoring of Blood Glucose

Self-Monitoring of blood glucose is the main approach for glucose monitoring and has been used for over 40 years. Currently, self-monitoring of blood glucose is conducted periodically by the patient using a blood glucose measuring device. Blood glucometers require pricking a finger with a lancet and applying a drop of blood on the test strip. The test strip is then inserted into the device which provides a reading of glucose level in blood. Test strips are supplied by the glucometer manufacturer and are generally device-specific, although generic test strips are also available.

Figure 18

There are more than 100 types of blood glucometers currently are commercially available and they differentiate based on size and weight, cost, data storage capacity, test accuracy, blood sample size and screen visibility (users with poor eyesight may prefer larger screens). Some glucometers also include high-tech features such as:

●	Bluetooth. Some meters have Bluetooth capabilities, allowing data to be transmitted to a smartphone, tablet or computer.

●	USB Port: Many meters allow users to download data to a computer with a USB cable. Some meters plug directly into a computer’s USB port.

These systems, however, still have shortcomings. In addition to the referenced strain on patients, a recent study of commercial blood glucose sensors has shown that of the 34 systems completely assessed, seven systems did not fulfill the minimal accuracy requirements of the ISO standard.

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Continuous Glucose Monitoring

Continuous glucose monitoring is not an alternative to finger prick self-monitoring of blood glucose. Only one system to date has been deemed of equivalent use “as an aid to monitor the effectiveness of diabetes control” or non-adjunctive use. The procedure is invasive and involves the insertion of a glucose biosensor into the subcutaneous tissue layer or the hypodermis. The biosensor, which measures glucose levels in interstitial fluid, is attached to a transmitter that sends signals to either an insulin pump or a portable meter. These devices are generally worn for about one week and require regular calibration through conventional blood glucose detection, about twice a day. While the accuracy of these devices has been an issue, it has improved in recent years. Continuous glucose monitoring can track a patients’ glucose throughout the day and night, notifying the patient of highs and lows so the person can act.

Subcutaneous glucose levels change more slowly than plasma glucose, which can be a restriction to their effectiveness, particularly if glucose levels are changing rapidly. Subcutaneous glucose levels have a time lag compared to blood glucose measurements, and measurements may not always match blood glucose.

Continuous glucose monitoring is commonly used in conjunction with continuous subcutaneous insulin infusion, or “CSII,” which involves a patient wearing an insulin pump and infusion set that infuses insulin into the body. Although pumps are currently manually controlled by the patient, continuous glucose monitoring combined with CSII could potentially be used as part of a closed-loop. CSII is generally restricted to Type 1 diabetics, where the need for ongoing insulin infusion is highest.

Continuous glucose monitoring is mainly used in a limited proportion of diabetics, particularly those concerned about severe, nocturnal hypoglycemia, pregnant women who require meticulous glucose control or those who may not be able to easily administer a self-monitoring test (e.g., those living in remote or hostile environments). However, continuous glucose monitoring is more expensive than traditional self-monitoring of blood glucose and in many cases is not eligible for reimbursement.

Developments in Glucose Monitoring

We believe that there are a limited number of companies developing alternatives to blood-based glucose monitoring. In addition, we believe that a number of universities across the world have a range of saliva-based sensors at very early stages of development.

Emerging approaches to non-invasive glucose monitoring, none of which have reached widespread application, include the following:

●	Optical Transducers. Optical transducers can potentially detect glucose in blood using light of variable frequencies. Different properties of light are used to interact with glucose molecules. The anterior chamber of the eye and the interstitial fluid are two regions where spectroscopic measurement of the reflected or transmitted light can be captured. Some emerging techniques in optical transducers include Kromoscopy, Photoacoustic spectroscopy, OCT, Occlusion spectroscopy, Polarimetry, Thermal infrared, Fluorescence, Raman spectroscopy, MIR spectroscopy, and NIR spectroscopy. Most of these systems are not suitable for point of care testing.

●	Transdermal Transducers. Transdermal transducers can be used to measure glucose. In this case, oxygen supply is not a limiting factor and hence the concentration of glucose can potentially be detected with less interference. Some techniques, such as reverse iontophoresis, demonstrate adequate precision for home-based blood glucose monitoring. The shortcoming of such transducer types is their inability to detect hypoglycemia with a sensitivity of 23% for glucose concentrations. Emerging techniques in transdermal transducers include impedance spectroscopy, skin suction blister, sonophoresis and reverse iontophoresis.

●	Use of Wearable Technologies for Diabetes Management. Several companies are developing wearable devices that are purported to be capable of monitoring glucose and tracking biometrics to monitor health. These devices commonly use the speckle pattern effect, i.e., using changing patterns of scattered light. Some wearable devices also use non-invasive spectrometric process combined with electrical sampling to determine glucose levels in blood using low-cost wavelength specific transmitters and receivers.

Further technologies in development, and their limitations and impediments, include:

●	Lasers: There are safety concerns with long-term use of lasers on the skin and concerns with lag time between glucose levels in the skin and blood glucose levels.

●	Breath-Based Measurements: There are concerns that measuring breath does not accurately correlate with blood glucose levels. In addition, there is the potential for contamination. The technology is not suitable for young children.

●	Tear Sample: There are concerns with lag time between glucose levels in tears and blood glucose levels. Measurements may be affected by the patient’s hydration.

●	Wearable Technology: There are concerns about the reliability of results due to problems with sweat and body temperature, the usability during sporting activities, particularly water sports. There are also problems with skin irritation. The technology is not suitable or practical for children.

●	Ear Lobe or Canal Sensors: The devices are indiscreet and impractical. There are problems with ear wax and reliability of the measurements, especially in children.

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Importance of Glucose Monitoring

One of the main aims of diabetes monitoring and management is to maintain blood glucose levels within a specified target range. Self-monitoring of blood glucose should be part of a regular management plan for patients with diabetes to enable this. Self-monitoring provides information regarding an individual’s dynamic blood glucose profile. This information can help with the appropriate scheduling of food, activity, and medication. It is also required for understanding of the timing of blood glucose variations. Lack of regular self-monitoring predicts hospitalization for diabetes-related complications.

Self-monitoring of blood glucose is an essential tool for people with diabetes who are taking insulin or for those who experience fluctuations in their blood glucose levels, especially hypoglycemia. For patients taking insulin and adjusting their dose, self-monitoring is needed for self-management. For others receiving oral medication, profiling glucose trends and the confirmation of high or low blood glucose can be a useful addendum to successful management.

Self-monitoring of blood glucose aids the management of diabetes by:

●	facilitating the development of an individualized blood glucose profile, which can then guide health care professionals in treatment planning for an individualized diabetic regimen;

●	giving people with diabetes and their families the ability to make appropriate day-to-day treatment choices in diet and physical activity as well as administration of insulin or other agents;

●	improving patients’ recognition of hypoglycemia or severe hyperglycemia; and

●	enhancing patient education and patient empowerment regarding the effects of lifestyle and pharmaceutical intervention on glycemic control.

The role of blood glucose control in preventing the development and progression of complications has been proven in both type 1 and type 2 diabetes, with an especially strong relationship between intensive blood glucose control and complications such as neuropathy (affecting limbs) and diabetic retinopathy (leading to blindness).

Over time, glucose measurements are expected to provide the patient and their health care professionals with the information and insights required to determine the best management strategy for diabetes, potentially minimizing the fluctuations in their glucose levels and resulting in better health outcomes.

The role of blood glucose monitoring and control in preventing the development and progression of diabetes complications has been well established. Studies show that those who properly monitored blood glucose levels had better health outcomes (such as reduced complications of diabetes) compared to those who did not.

For a person with diabetes, however, this daily process is not only painful but can be exhausting, disruptive, frustrating, frightening and consuming, which often leads to poor compliance and poor health outcomes. People with diabetes have reported that stigma is a significant concern to them. This causes tension and anxiety and, because the procedure is perceived as inconvenient and difficult, leads to suboptimal monitoring and poor adherence. Many people with diabetes do not test as often as clinically recommended, increasing the risk of complications. The reasons for under-compliant testing include, but are not limited to:

●	Inconvenience. Patients with single-point finger stick devices must use them several times a day. The patient self-inflicts a painful prick and draws blood to measure blood glucose levels. This process is inconvenient and is often uncomfortable and embarrassing in social situations.

●	Pain. Although the fingertip provides a good site to obtain a blood sample, it also is densely populated with highly sensitive nerve endings. As a result, lancing and subsequent manipulation of the finger to draw blood and multiple finger sticks can be painful.

●	Risk of Infection. Breaking the skin and creating a wound may expose a patient to infection.

●	Difficulty of Use. To obtain a blood sample with single-point finger stick devices, patients generally prick one of their fingertips and squeeze the area to produce the blood sample, with another prick required if insufficient blood volume is first obtained. The blood sample is then placed on a disposable test strip that is inserted into a blood glucose meter. This task can be difficult for patients who have decreased sense of touch and/or clarity of vision, which is not be uncommon for diabetics.

●	Medical Waste. Used needles, lancets and blood strips are medical waste that must be disposed of accordingly.

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Diabetes

Types of Diabetes

Diabetes is the condition in which the body does not properly process food for use as energy. Most of the food we eat is turned into glucose, or sugar, for our bodies to use for energy. The pancreas, an organ that lies near the stomach, secretes a hormone called insulin to help glucose get into the cells of our bodies. When a person has diabetes, the body either does not make enough insulin or cannot use its own insulin as well as it should. This causes sugars to build up in blood. Diabetes can cause serious health complications including heart disease, blindness, kidney failure, and lower-extremity amputations. Self-monitoring of blood glucose is an important component of modern therapy for diabetes and is recommended for people with diabetes by their health care professionals in order to achieve normal levels of glycemia. The types of diabetes are as follows:

Type 1 Diabetes

Type 1 diabetes is caused by an auto-immune reaction where the body’s defense system attacks the insulin-producing cells located in a person’s pancreas. The reason why this occurs is not fully understood. People with Type 1 diabetes produce no insulin. The disease can affect people of any age, but usually occurs in children or young adults. People with this form of diabetes need injections or infusions of insulin every day to control the levels of glucose in their blood. Type 1 diabetes patients constitute approximately 10% of the overall number of patients but are much more extensive users of glucose monitoring systems, as these people with diabetes need to measure their glucose levels over 6 times a day.

When a person has lived with diabetes for many years, a condition known as “Hypoglycemia Unawareness” can occur, affecting approximately 40% of people with Type 1 diabetes. As a result, people with this condition monitor their glucose levels more frequently. It is a major limitation to achieving tight diabetes control and significantly reduces quality of life.

Type 2 Diabetes

Type 2 diabetes accounts for at least 90% of all cases of diabetes. It is characterized by insulin resistance and relative insulin deficiency, either of which may be present at the time that diabetes becomes clinically manifest. The diagnosis of Type 2 diabetes usually occurs after the age of 40 but can occur earlier, especially in populations with high diabetes incidence. Type 2 diabetes can remain undetected for many years and the diagnosis is often made from associated complications or incidentally through an abnormal blood or urine glucose test. It is often, but not always, associated with obesity, which may contribute to insulin resistance and lead to elevated glucose levels. As Type 2 diabetes is a progressive disease, a growing portion of Type 2 diabetes patients use insulin as part of their treatment. Trends such as urbanization, unhealthy diets and reduced physical activity are all contributing lifestyle factors that increase the risk of developing Type 2 diabetes.

Gestational Diabetes

Gestational diabetes is a form of diabetes consisting of high glucose levels during pregnancy. It develops in one in seven pregnancies worldwide and is associated with complications in the period immediately before and after birth. Gestational diabetes usually disappears after pregnancy, but afflicted women and their offspring are at an increased risk of developing Type 2 diabetes later in life. Approximately half of women with a history of gestational diabetes go on to develop Type 2 diabetes within five to ten years after delivery.

Pre-Diabetes

We believe that the SGT also will be able to support patients with pre-diabetes, also called metabolic syndrome. Metabolic syndrome is a combination of medical disorders that increase the risk of developing cardiovascular disease and diabetes. Approximately 493 million people in China are understood to have pre-diabetes. This population is typically prescribed with periodic lab-based glucose level testing which requires a doctor visit and typically does not involve the utilization of self-monitoring glucose devices.

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An Epidemic Globally and in China

Diabetes is a global epidemic and the disease is growing rapidly. Some key statistics include:

Figure 19

Diabetes in China

The International Diabetes Federation, or the “IDF,” recently noted that China has the world’s largest diabetes population, and it continues to grow at a fearsome pace. Rapidly rising rates of diabetes have been seen in previous studies, and according to the latest data, 10.9% of Chinese adults have diabetes. The Chinese diabetic population stands at some 114 million people — about one quarter of the global diabetic population.

Figure 20

The economic growth of China has driven lifestyle changes in the Chinese population that have had a major impact on the increased incidence of the disease. China accounts for the fastest growing global market segment. China has, by a significant number, the largest number of people with diabetes. In 2017, China alone had a similar number of people with diabetes as the next three largest diabetes markets combined (India, U.S. and Brazil). China had 1.3 million deaths due to diabetes in 2015 (26% of total global deaths due to diabetes), with 40.8% of those deaths occurring in people under 60. Diabetes related health expenditure in China was $51 billion in 2015 alone and is expected to reach $72 billion by 2040.

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The Journal of the American Medical Association identified that out of 99,000 people surveyed in a study, half had pre-diabetes blood glucose levels – abnormally high but not high enough for a diagnosis of diabetes. Approximately 493 million people in China are understood to have pre-diabetes. These findings indicate the enormity of diabetes as a public health problem in China.

Diabetes is set to become the heaviest burden on the Chinese healthcare system, as the IDF estimates diabetes accounts for 13% of all medical expenditures in China. The number of people affected by diabetes has spiked in recent years and is expected to reach 150 million Chinese by 2040. The biggest challenge for the Chinese government in this context is to raise public awareness of the symptoms of diabetes and the benefits of early diagnosis. Adding to this burden is the indirect cost associated with informal care by relatives or caregivers – while it is difficult to calculate, some studies suggest this could constitute up to half the cost of diabetes. Further, lost productivity from diabetes is a drain on the economy, amounting to 0.6% of China’s gross domestic product. People with diabetes in China spend nine times more money on health care than healthy people of the same age and sex without diabetes.

A significant portion of the direct costs of diabetes, and its broader economic impact, arises due to associated complications such as heart disease, kidney disease, amputations, cerebral conditions and blindness – over 70% of patients have at least one complication. A recent study using actual electronic insurance claims data (from 2009-2011) in China found that the average direct cost of treatment ($1,857 per patient) increased significantly with the number of diabetes-related complications up to over $3,000. The average annual cost per patient with at least one hospitalization (about 20% of patients) in a year ($6,301 in 2009) was more than four-fold the costs per patient with only outpatient visits. These complications and hospitalizations are far more likely if diabetes is undiagnosed or poorly monitored and managed.

Healthcare Industry and the Digital Reform in China

The healthcare industry in China is undergoing significant change, driven by ongoing healthcare reforms, the review of government policies and the introduction and adoption of new technologies such as wearable devices and mobile apps. Combined with an aging population and a healthcare infrastructure that has struggled to keep up with the pace of socioeconomic change, this creates significant opportunity in China to enhance efficiency through innovation. In 2012, the Ministry of Health invested approximately $1.4 billion (RMB9.5 billion) to develop electronic medical records, improve hospital information systems and intensify digital healthcare. These costs may be only the beginning as the combination of an aging population with long-term inefficiencies and unmet needs within the healthcare system trigger subsequent reforms to address issues within the Chinese healthcare system.

The broad scope of digital health includes categories such as mobile health (mHealth), health information technology, wearable devices, telehealth and telemedicine, and personalized healthcare. Providers and other stakeholders are using digital health in their efforts to:

●	reduce inefficiencies;

●	improve access;

●	reduce cost;

●	increase quality; and

●	make medicine more personalized for patients.

It is widely believed that patients and consumers can use digital health to better manage and track their health and wellness related activities. In 2016, to address challenges presented by demographic change, China’s State Council announced a plan for deepening reform of the country’s health-care system. The plan, which aims to guide medical reforms in specific regions, was widely seen as encouraging the further development of digital health programs.

This growth in digital healthcare is expected to be driven in large part by solutions to address current inefficiencies and unmet needs in the Chinese healthcare system for diabetes sufferers. The promise of digital health – also termed “connected health” – in this context is to:

●	allow for remote diagnosis and monitoring;

●	facilitate self-managed care;

●	deliver care outside traditional settings, with better access at lower cost; and

●	assist chronic disease management to improve population health outcomes.

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Specifically, there are several diabetes websites in China offering education, information and the potential to connect with health care professionals. Many of these websites collect patient information using blood glucose monitors that are often provided by major pharmaceutical companies and not part of one complete ecosystem.

We believe that the opportunity to unlock substantial savings in the Chinese healthcare value chain is significant. Recently, there appears to have been a significant increase in Chinese digital healthcare resources, such as online patient-doctor communication and consulting services, disease management applications, social networks for medical professionals, and even “internet hospitals” that provide remote diagnostics.

China’s digital healthcare market is expected to grow considerably in the next few years, with $110 billion expected to be invested in 2020, of which $35 billion is expected to be invested in disease management.

License Agreement

On April 29, 2019, we entered into a Technology License Agreement (sometimes referred to herein as the “License Agreement”) with the Licensor. The Licensor currently owns all our outstanding common stock and will continue to own a majority of our outstanding common stock immediately after this offering.

The License Agreement sets forth our contractual rights and responsibilities relating to the Licensed Products in the China Region. The “Licensed Products” are products consisting of a biosensor strip and “smart” device application or dedicated reader device that use the biosensor technology owned by the Licensor relating to measuring, or otherwise determining, the amount or concentration of glucose, and the existence of biological markers of cancer, allergy/immunology and hormones, in a bodily fluid. The Licensed Products only include products that are supplied by an Authorized Supplier. An “Authorized Supplier” includes us, the Licensor, any of our affiliates or any affiliates of the Licensor, or any third party manufacturer and/or reseller that the Licensor has expressly identified or approved in advance in writing for the purpose of quality control for the supply of Licensed Products to us.

●	The Licensor granted to us an exclusive license to the Licensor’s proprietary rights to the biosensor technology used in the Licensed Products, solely in the China Region and solely to:

o	act as the authorized party for the purpose of prosecuting the application of, and obtaining any, regulatory approval for the Licensed Product, including being authorized to prosecute the approval for an investigational device required for the purpose of carrying out clinical studies;

o	manufacture, promote, market, import, offer, sell and distribute the Licensed Products;

o	provide reasonable customer support services on the use of the Licensed Products to end users of, and health care practitioners referring end users to, the Licensed Products;

o	use the Licensed Products only for the purposes identified and permitted pursuant to regulatory approval; and

o	collect data acquired from the Licensed Products.

The license is non-transferable, non-assignable and non-sub-licensable, except that the Licensor will in good faith consider any request by us for any sub-license. We may not exploit or seek to exploit any rights in respect of the Licensed Product outside of the China Region through any means, including digitally or online where the end user is not physically resident in the China Region. We must do all things necessary in turn to ensure that any distributors of Licensed Products in the China Region do not exploit or seek to exploit any rights in respect of the Licensed Product outside of the distributor’s territorial boundary.

●	The Licensor may require any change to any Licensed Product by any Authorized Supplier and may make any change to any sales or promotional literature made available by the Licensor, provided that such changes do not affect any regulatory approvals obtained by us.

●	We must (i) manufacture, promote, market, import, offer, sell, distribute and supply the Licensed Products in accordance with certain distribution requirements set forth in the License Agreement, including delivering licensed products without inclusion of any other product, only as supplied by an Authorized Supplier; (ii) monitor and exercise all reasonable vigilance and meet all regulatory requirements in respect of quality control, sample control, distribution quality and control and any adverse events in respect of the Licensed Products; and (iii) file for, prosecute the application for, and obtain a marketing approval for each of the Licensed Products and all legal permits necessary for promoting, marketing, offering or selling each Licensed Product.

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●	We agreed to pay the Licensor at the beginning of each year a Prepaid Royalty, equal to 13% of the sales projections for the minimum quantity of commercial units of the Licensed Product to be sold by us (which is dependent on the expected market growth as agreed between us and Licensor) plus an additional 7%. At the end of each year, if the Prepaid Royalty is greater than the Actual Royalty (13% of the sales for the actual quantity of commercial units of the Licensed Product we sold in that year), the Licensor will pay us the difference between the Prepaid Royalty and the Actual Royalty. Conversely, if the Prepaid Royalty is less than the Actual Royalty, we will pay the Licensor the difference between the Prepaid Royalty and the Actual Royalty.

●	We will promptly upon adding an individual as a new end user, obtain and record as much of the anonymized demographic information of such end user as may be lawfully and reasonably collected; continuously cause all data acquired from the Licensed Products to be automatically transmitted in real time, anonymously; and retain all of the anonymized demographic information and any data acquired from the Licensed Product in a single anonymized database. We will, on behalf of the Licensor, establish and continuously maintain the database containing this anonymized information. While the anonymized data will be owned by the Licensor, we will own during the term of the License Agreement the personally identifiable data, including health data, collected by us. In addition, the Licensor will provide us with certain of the data acquired from the Licensed Products.

●	As between us and the Licensor, the Licensor solely owns all right title and interest to, among other items of intellectual property, the biosensor technology (including any improvements we make to the biosensor technology), the anonymized demographic information and data acquired from the Licensed Products and any other technology of the Licensor, and all derivations based on, and all proprietary rights in, the foregoing. the Licensor will have the sole right to decide whether to protect or enforce, and the sole right to control any action relating to the protection and enforcement of, any of the intellectual property or the proprietary rights therein.

●	The parties generally agree to keep confidential, subject to customary exceptions, all confidential information of the other party.

●	The parties made certain customary representations and warranties and agreed to certain customary limitations of liability. Except with respect to the Licensor’s ownership of the intellectual property rights in the licensed property and the non-infringement by our exercise of those rights, the Licensor provided no, and disclaimed all, representations, warranties or covenants relating to the licensed intellectual property or any other matters under the License Agreement and in particular disclaims any fitness of the property for any purpose.

●	The parties undertook certain indemnity obligations:

o	We agreed to indemnify the Licensor and its agents and affiliates for any claims related to: (i) any manufacturing (to the extent that we are an Authorized Supplier or in control of an Authorized Supplier), promotion, marketing, import, representation, offer, sale, resale, distribution, or supply of any Licensed Product or any commercial unit or violation of the License Agreement, (ii) any activities of performance of, or any claims by, or any non-conformance or conduct of, any of our personnel, (iii) any collection, storage, processing, transmission, disclosure including unauthorized disclosure, or use of any of the data collected, including any data or security breach, or interference with any database, or any failure to comply with any provision of the License Agreement or any applicable law related to any data or information including, without limitation, any failure to obtain all required consents and approvals for collection, storage, processing, transmission, disclosure, and use of any data as provided or contemplated under this Agreement, (iv) any direct or indirect infringement or violation of any proprietary rights of any third party resulting from, in connection with, or related to any of our activities or the activities of our personnel, and/or (v) any negligence or willful misconduct or violation of any applicable law by us or any of personnel (regardless of any contributory or comparative negligence of any indemnified party, but not for any damages to the extent resulting from such contributory or comparative negligence of any indemnified party).

o	The Licensor agreed to indemnify us and our agents and affiliates from any claims related to : (i) any third party claim that the exercise by us of our rights under the License Agreement in respect of the Licensed Product is in violation of their property or rights, and (ii) any Licensed Product regulatory or quality recall or any consumer or user claims or liability in relation to Licensed Product (regardless of any contributory or comparative negligence of any indemnified party, but not for any damages to the extent resulting from such contributory or comparative negligence of any indemnified party).

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●	The term of the License Agreement runs until the expiration of the patent portfolio covered by the License Agreement, which is currently until 2033. The License Agreement may be earlier terminated by either party:

o	in the event of a material breach of the other party, if the other party does not cure the breach within 30 days after receiving notice of the breach, or

o	in the event the other party discontinues its business operations or in the case of certain events related to insolvency or bankruptcy.

●	In the event that the Licensor develops intellectual property using a printable organic thin film transistor for the detection or measurement of indicators other than glucose, and the existence of biological markers of cancer, allergy/ immunology and hormones, and is seeking to license the use of the new indicator intellectual property in the China Region the Licensor must notify us in writing of the terms of the proposed new license. We will have thirty days from the date of provision by the Licensor of a license agreement in relation to the new indicator intellectual property to exercise our right to enter into the license agreement.

The preceding summary and all other references to the License Agreement in this prospectus is qualified by reference to the complete text of the License Agreement, which are filed as exhibits to the registration statement of which this prospectus is a part. You are encouraged to read the License Agreement in its entirety. See “Risk Factors.”

Intellectual Property

Our business depends on the proprietary biosensor technologies licensed by us from the Licensor. The Licensor has secured and continues to pursue intellectual property rights related to this technology in China, the U.S. and other countries. LBSD has developed a patent portfolio that includes the following patents:

Official Number	Status	Jurisdiction
9,766,199	Granted	U.S.
ZL201380022888	Granted	China
AU2016/050555	Filed	Australia

The original patent application, which claims a priority date of March 2012, has been granted in the U.S. (9,766,199) and China (ZL201380022888). A second international patent application (PCT/AU2016/050555) claiming iterations to the device design has been filed with a priority date of June 2016 and will soon enter national phase in certain jurisdictions, and further patent applications are in preparation. We believe that the Licensor intends to aggressively prosecute these patent applications and file further applications, as appropriate, to protect the proprietary biosensor technologies, including improvements thereon, in the U.S. as well as in the China Region, and to take any necessary action to maintain and enforce its patent and other intellectual property rights. There can be no assurance, however, that the Licensor will take such actions, and under the License Agreement, we have no right to compel them to do so.

We intend to vigorously protect our intellectual property rights in any technologies owned by us through patents and copyrights, as available through registration in the U.S. and internationally. We also will rely upon trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We intend to protect any of our proprietary rights through a variety of methods, including confidentiality agreements and/or proprietary information agreements with suppliers, employees, consultants, independent contractors and others entities who may have access to proprietary information. We will generally require employees to assign patents and other intellectual property to us as a condition of employment with us. All of our consulting agreements will pre-emptively assign to us all new and improved intellectual property that arise during the term of the agreement. In addition, we may license additional technologies from the Licensor or third parties. Prior to any further acquisition or licensing of technology from a third party, we will evaluate the existing proprietary rights, our ability to obtain and protect these rights, and the likelihood or possibility of infringement upon competing rights of others.

The issuance of a patent does not ensure that it is valid or enforceable. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the U.S., a patent’s term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent.

We conduct our business using the licensed trademark “Glucose Biosensor” and our logo, as well as domain names incorporating either or both of these trademarks. Our trademarks are not registered. We have a portfolio of two domain names, which include: glucosebiosensor.com and gbsgreaterchina.com.

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Competition

The medical device industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We face potential competition from major medical device companies worldwide, many of which have longer, more established operating histories, and significantly greater financial, technical, marketing, sales, distribution, and other resources. Our overall competitive position is dependent upon a number of factors, including product performance and reliability, connectivity, manufacturing cost, and customer support.

The glucose monitoring industry currently is dominated by blood glucometers that require pricking a finger with a lancet and applying a drop of blood on a test strip. Our major competitors for glucose testing solutions include Bayer, Abbott, and Roche. We believe that the SGT competes favorably with our competitors’ products in terms of safety, ease of use, utility, cost and data collection and analysis. See “—The Glucose Monitoring Industry” above.

Government Regulation

We operate in a highly regulated industry that is subject to significant regulation. Our present and future business has been, and will continue to be, subject to a variety of laws in China and other countries regarding quality, safety and efficacy, and governing, among other things, clinical evaluations, marketing authorization, commercial sales and distribution of our products.

In China, the NMPA monitors and supervises the administration of pharmaceutical products, as well as medical devices and equipment. The NMPA’s primary responsibility includes evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicines; approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances; approving the establishment of enterprises for pharmaceutical manufacture and distribution; formulating administrative rules and policies concerning the supervision and administration of food, cosmetics and pharmaceuticals; and handling significant accidents involving these products. See “Description of Business — Product Development — Next Steps” for a discussion of the approval process with the NMPA.

We also will be subject to numerous post-marketing regulatory requirements, which may include labeling regulations and medical device reporting regulations, and which may require us to report to different regulatory agencies if our device causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. We may be subject to further regulations in the areas of import and export restrictions and tariff regulations, duties and tax requirements. In addition, these regulatory requirements may change in the future.

Employees

In the past, we have utilized for our benefit certain employees of the Licensor, our parent. We have not incurred or accrued any financial or other obligations other than certain shared corporate overhead as required in connection with this utilization. We have reimbursed the Licensor for any costs the Licensor incurs on our behalf.

We currently have five full time employees and no part-time employees. We also rely on the services of contractors, collaborators and consultants. We have assembled an outstanding team, including our five employees, our scientific advisory board and personnel at the University of Newcastle through a collaboration with the institution, to execute on our mission to create next generation non-invasive diagnostic tools to help patients suffering with diabetes. From time to time, we also contract for various administrative and other services from our parent, the Licensor, as required. Our employees, including our management, have extensive experience in the research, development and commercialization of life science assets and are leaders in their respective fields.

Our team, including our employees, contractors and collaborators, comprises multiple cross-functional units, including project management, technical engineering, global supply chain and quality assurance management, legal and compliance, regulatory affairs, medical affairs, design verification, clinical, marketing, system engineering and architect, human resources and finance. We believe our team collectively possesses industry leading capabilities and positions us to build a strong life science company focused on developing next generation non-invasive diagnostic tools for the tens of millions of diabetes patients worldwide.

Facilities

We lease approximately 30 square meters of office space at our headquarters in New York, NY under a monthly lease and approximately 1,000 square meters office space in Sydney, Australia under a sublease. We believe that we will need additional space in New York subsequent to the capital raise to facilitate our planned expansion.

Legal Proceedings

We are currently not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that we believe is not ordinary routine litigation incidental to our business or otherwise material to the financial condition of our business.

Periodic Reporting and Audited Financial Statements

We are registering the securities offered by this prospectus under the Securities Exchange Act of 1934, as amended, and will have reporting obligations, including the requirement to file annual and quarterly reports with the SEC, following this offering. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by an independent registered public accounting firm.

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MANAGEMENT

All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by our Board of Directors and serve at the discretion of our Board of Directors, subject to applicable employment agreements. The following table sets forth information regarding our executive officers and the members of Board of Directors as of the date of this prospectus.

Name	Age	Position(s)
Harry Simeonidis	49	President and Director
Dr. Jean-Claude Becker	69	Chief Operating Officer, Executive Vice President and Director
Spiro Sakiris	57	Chief Financial Officer
Jonathan S. Hurd	47	Chairman of the Board
Dr. Yong-Jiang Hei	57	Director
Victoria Gavrilenko	37	Director
Victoria Giannakis	43	Director

Executive Officers

Harry Simeonidis

Mr. Simeonidis has been our President and a member of our Board of Directors since September 2017. Mr. Simeonidis has more than 25 years of experience in senior management roles in healthcare, pharmaceutical and life sciences businesses in Australia, New Zealand and Asia. Since March 2017, he has been the General Manager of Farmaforce Limited, an Australian company listed on the Australian Stock Exchange. FarmaForce is a contract sales organization catering to the Australian Pharmaceutical Industry. FarmaForce is majority-owned by iQnovate Limited, which also owns a majority of the Licensor. iQnovate Limited is an Australian life sciences organization that provides intellectual property asset management services and scientific advice to the biopharmaceutical industry. From 2013 to April 2015, Mr. Simeonidis was General Manager of Surgery, Asia Pacific, at GE Healthcare. From 2003 to 2012, Mr. Simeonidis was the CEO for Australia and New Zealand at GE Healthcare. We believe Mr. Simeonidis is well-qualified to serve on our Board of Directors due to his extensive experience in the Asia Pacific healthcare industry and his widespread relationships in the healthcare and medical device communities.

Dr. Jean-Claude Becker

Dr. Becker has been our Chief Operating Officer and Executive Vice President and a member of our Board of Directors since September 2018. He is a Rheumatologist and researcher with expertise in developing and positioning innovative products in autoimmune diseases. Since 2011, Dr. Becker has been an independent consultant in the pharmaceutical and biomedical industries. Prior to his work as a consultant, Dr. Becker was Group Director Global Clinical Research in Immunology at Bristol-Myers Squibb for 12 years, where he led the clinical development of Abatacept, leading to advancements in treating Rheumatoid Arthritis and Lupus. Dr. Becker has significant experience conceiving and designing clinical development strategies for biologics and drugs that treat autoimmune diseases such as Rheumatoid Arthritis and Lupus. He also has successfully conducted clinical evaluations toward obtaining regulatory approvals, as well as projects to position and profile biologics/drugs with post-approval studies to achieve marketing and commercial objectives. He has collaborated on and led projects in global markets including North America, Europe and Asia, specifically Japan, Korea, Taiwan and China as well as Australia. Prior to his work at Bristol-Myers Squibb, Dr. Becker held senior research positions at other large pharmaceutical companies, including Sandoz and Pfizer as well as smaller biotechnology firms, such as Genetics Institute, Inc. and Texas Biotech. His experience encompasses biologics to small molecules and ranges from early clinical development to medical affairs with marketing and international setup. Prior to joining the pharmaceutical industry, he worked as a consultant in Rheumatology and was a senior lecturer in Immunology at Hospital Universities in Paris. Dr. Becker received his M.D. from, and specialized in Rheumatology at, the Paris VI University in France. He has been widely published in scientific publications and medical journals and has reported at numerous international medical congresses over the last 25 years. We believe Dr. Becker is well-qualified to serve on our Board of Directors due to his extensive experience in developing healthcare products for global markets, his accomplishments in academia and his widespread relationships in the healthcare and medical device communities.

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Spiro Sakiris, B.Bus, Dip Law, CA

Mr. Sakiris has been our Chief Financial Officer since April 2019. He is a member of the Institute of Chartered Accounts of Australia & New Zealand. He is currently also Special Projects Lead at the iQ Group Global since January 2018, and a registered Series 28 principal since November 2016 with IQ Capital (USA) LLC, a registered broker dealer with FINRA. Mr. Sakiris served as Chief Financial Officer and Chief Operating Officer for listed entities in the at the iQ Group Global from 2013 to December 2017. He worked at Economos Chartered Accountants from 1986 to 2013, which included 23 years as a partner where he was instrumental in the development of the firm’s practice. During his 32 years of experience, Mr. Sakiris has been involved in advising businesses in the areas of accounting and taxation, business advisory, initial public offerings and capital raising, business risks identification and management and business systems designs across many industries, including the application of IFRS and U.S. GAAP for the life science industry. Mr. Sakiris is also well versed in dealings with companies based in overseas jurisdictions such as Asia, Europe and the United States. He is also a registered company auditor experienced in U.S. reporting under Public Company Accounting Oversight Board in the U.S. and a registered tax agent in Australia.

Board of Directors

Our business is managed under the direction of our Board of Directors. Our Board of Directors currently consists of Messrs. Hurd and Simeonidis, Ms. Gavrilenko and Giannakis, and Drs. Becker and Hei.

Jonathan S. Hurd

Mr. Hurd has been a member of our Board of Directors since April 2018 and was appointed Chairman of the Board in August 2018. Mr. Hurd has expertise in broker-dealer and investment advisory regulations and is well versed in FINRA and SEC rules and regulations. Mr. Hurd has served as Founder and CEO at Asgard Regulatory Group, or “Asgard,” since founding the firm in 2008. Asgard provides broker-dealer and investment adviser compliance consulting services to clients both domestically and abroad. Prior to starting Asgard, Mr. Hurd was the Chief Compliance Officer for several financial institutions. His experience involved full-service broker-dealers, investment advisory firms, bank-broker-dealers and mortgage-backed securities. Mr. Hurd also served on the Board of Directors for many of these companies. Prior to working at these financial institutions, Mr. Hurd was a Supervisor of Examiners at FINRA, previously NASD, in the New York District Office. While with FINRA, he supervised routine examinations of FINRA member firms, and conducted large-scale enforcement cases jointly with the Justice Department and Federal Bureau of Investigations. Mr. Hurd also assisted the District Office with its ongoing training of new examiners. In addition, from 2005 to 2011, Mr. Hurd was a Senior Adjunct Professor in the Townsend School of Business at Dowling College, where he instructed MBA students in matters relating to the U.S. securities markets and financial institutions. He was responsible for introducing students to the subjects of financial derivatives, foreign stock exchange, hedge transactions and risk management. Mr. Hurd is also a Certified Anti-Money Laundering Specialist (CAMS) and holds the Series 7, 24, 27, 53, 55, 63, 66, 79 and 99 licenses as well as his NYS Life and Health Insurance licenses. We believe Mr. Hurd is well-qualified to serve on our Board of Directors due to his extensive experience in corporate finance, his expertise in the regulation and functioning of securities markets and his widespread relationships in the financial industry.

Dr. Yong-Jiang Hei

Dr. Hei has been a member of our Board of Directors since April 2018. Dr. Hei is a physician executive who has led development strategy and portfolio management for products in the field of oncology. He has expertise and hands-on experience in clinical strategy, clinical trial design and conduct, and regulatory filings, and track record of building and leading cross-functional project teams. His work experience covers U.S. and foreign companies, from large pharmaceutical companies to small biotech firms, and includes establishing the clinical/medical group as the medical head for Amgen China from July 2012 to February 2015. Since August 2018, Dr. Hei has been the Chief Medical Officer of Zai Lab in Shanghai, China. Zai Lab is a biopharmaceutical company dedicated to discovering, developing and commercializing innovative medicines. Previously, Dr. Yong-Jiang Hei was the Corporate Vice President and Chief Medical Officer of Qilu Pharmaceuticals in Shanghai, China. Qilu Pharmaceuticals develops, manufactures, and markets generic drugs and active pharmaceutical ingredients (APIs). It was founded in 1958 and is based in Jinan, Shandong Province with multiple manufacturing sites in China. Dr. Hei’s experience includes pharmaceutical product development, portfolio management, and corporate strategy; clinical trial design and execution, including global phase III trials and companion diagnostics; and regulatory filings with U.S. and foreign health authorities. We believe Dr. Hei is well-qualified to serve on our Board of Directors due to his extensive experience in developing healthcare products, executing clinical evaluations and obtaining regulatory approvals, and his widespread relationships in the healthcare and medical device communities.

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Victoria Gavrilenko

Ms. Gavrilenko has been a member of our Board of Directors since July 2018. She also has served as our Operations Manager since July 2018. From July 2016 until August 2018, Ms. Gavrilenko was the Office Manager at the New York City Offices of IQ Capital, which is an affiliate of ours. iQ Capital, a member of the iQ Group Global, is an investment banking business at its initial development stage. It is dedicated to the healthcare sector with services including mergers and acquisitions, equity and debt advisory and strategic advisory. The relationship it has with the iQ Group Global offers a unique global perspective and depth of industry understanding that extends beyond delivering services and solutions. From July 2014 until June 2016, Ms. Gavrilenko was a real estate agent at Centric New York, a boutique agency. From 2010 to 2013 she was an executive assistant to the Chief Executive Officer at John Carris Investments, LLC, a boutique investment banking firm providing financial advisory services. From 2007 to 2009, Ms. Gavrilenko was an executive assistant and contractor liaison at Southern California Steel Inc., a steel fabricator. We believe Ms. Gavrilenko is well-qualified to serve on our Board of Directors due to her operational experience.

Victoria Giannakis

Ms. Giannakis has been a member of Board of Directors since May 2019, Ms. Giannakis currently is a consultant to the capital markets industry, designing market strategies, systems and tools that leverage data targeting and incorporate compelling positioning, messaging, branding, competitive analysis, predictive data analytics and touch-point mapping. These are customised tools that enable effective and compliant digital capital raising for companies that qualify. During the past 16 years she has been professionally active as a real estate and share market investor, as well as a director in marketing and business development through the implementation of targeted lead generation technologies and systems. More specifically, from 2000 to 2010, she was the Marketing Manager and subsequently became Marketing Director of Hequenta Pty Ltd, a Melbourne based commercial real estate investment and development company. From 2010 to 2018, she was employed as Project Development Director for Elivor Pty Ltd a company developing residential real estate capitalizing on the Australian property boom being realised in Melbourne. She also serves as a non-executive director at BiosensX Inc., a company that is commercialising products using the Biosensor Platform in the Asia Pacific region. We believe that Ms Giannakisis well-qualified to serve on our Board of Directors due to her marketing and data targeting expertise and prior experience as a non-executive director with similarly-situated BiosensX Inc.

Scientific Advisory Board

We have assembled a scientific advisory board with expertise in biology for medical applications. The members of our scientific advisory board have made significant scientific contributions in their individual fields. Members of our scientific advisory board provide strategic advice to us in fields pertinent to the SGT and applicable technology and perform such other services as may be mutually determined by us and the scientific advisory board member. Our scientific advisory board will meet on an as-needed basis, based on our need for advice in their fields of expertise from time to time. We have not entered into agreements with the members of our scientific advisory board, and they are under no obligation to devote any specific amount of time or effort to our business. We have not established any compensation arrangements for the members of our scientific advisory committee.

George Syrmalis, M. D. Ph.D. FACNP MAAPP

Executive Chairman and Chief Executive Officer of The iQ Group Global

Dr. Syrmalis is trained in Nuclear Medicine-radiation immunology and is a fellow of the College of Nuclear Physicians and the Academy of Pharmaceutical Physicians. He established iQnovate, part of The iQ Group Global, in 2011. Previously, from 1995 to 2005, Dr. Syrmalis founded and led, as Chief Executive Officer and Chairman, The Bionuclear Group SA, which was a biotechnology company specializing in developing radiolabeled antibody therapeutics.

His interests and experience lie in translational medicine, clinical trials, biomarkers and strategy to commercialize novel biologic entities in the areas of oncology, epilepsy and autoimmune diseases.

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Since 2005, he has held the following roles

●	Executive medical director of UCB Biopharma (Union Chimique Belge), a multinational biopharmaceutical company headquartered in Belgium.

●	Executive Director of Innogenetics Solvay Pharma, a pharmaceutical and diagnostics company headquartered in Belgium.

●	Head Medical Affairs of the Oncology Pipeline of Sanofi Aventis, a French multinational pharmaceutical company headquartered in Paris.

●	Chief Executive Officer and Chairman of The iQ Group Global.

Paul Dastoor, Ph.D.

Professor in Physics

Dr. Dastoor is a Professor in Physics in the School of Mathematical and Physical Sciences and the director of the Centre for Organic Electronics at the University of Newcastle in Australia. He received his B.A. degree in Natural Sciences from the University of Cambridge in 1990 and his Ph.D. in Surface Physics, also from the University of Cambridge, in 1995.

After completing his doctorate, he joined the Surface Chemistry Department at British Steel in 1994 before taking up his present appointment at the University of Newcastle in 1995. He was an EPSRC Visiting Research Fellow at Fitzwilliam College, Cambridge, UK in 2002 and a Centre for the Central Laboratory Research Councils Visiting Research Fellow at the Daresbury Laboratory, Cheshire, UK from 2004 to 2005.

His expertise covers surface analysis, electron spectroscopy, thin film growth, organic electronics, organosilane chemistry, polymer films, atom beam optics and microscopy and medical devices. His research can be grouped in three main areas: (1) Helium Atom Microscopy, (2) Polymer Adsorption on Metal Surfaces and (3) Organic Electronic Devices. Helium Atom Microscopy Atomic scattering from surfaces has matured into a unique analytical technique for the study of formation of thin film structures.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Director Independence

Our Board of Directors has determined that Mr. Hurd, Dr. Hei and Ms. Giannakis would each be considered an “independent director” under the NYSE American listing rules, which is defined generally as a person other than an executive officer or employee of the company, who does not have a relationship that, in the opinion of the company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Our Board Of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated by-laws and corporate governance guidelines will provide our Board of Directors with flexibility to combine or separate the positions of chairperson of the Board of Directors and Chief Executive Officer.

Although management is responsible for the day to day management of the risks we face, our Board of Directors and its committees will take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors will regularly review information regarding our operational, financial, legal and strategic risks. Specifically, senior management will attend periodic meetings of the Board of Directors, provides presentations on operations including significant risks, and will be available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The Audit Committee will coordinate the Board of Directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. When any of the committees receives a report related to material risk oversight, the chairperson of the relevant committee will report on the discussion to the full Board of Directors.

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Board Committees

Prior to the closing of this offering, our Board of Directors will have two standing committees: an Audit Committee and a Compensation Committee. Each of the Audit Committee and Compensation Committee will have a written charter, which will be available on our corporate website.

Audit Committee

Prior to the closing of this offering, we will establish an Audit Committee of the Board of Directors, which will consist of [●], [●] and [●], each of whom will be an independent director under the NYSE listing standards applicable to audit committees. Our Audit Committee will oversee our corporate accounting, financial reporting practices and the audits of financial statements. The Audit Committee’s duties, which will be specified in the Audit Committee charter, will include, but not be limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Audit Committee Financial Expert

The Board of Directors has determined that Mr. [●] qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. In addition, we must certify to the NYSE American that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Mr. [●] also qualifies as financially sophisticated under the NYSE American listing standards.

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Compensation Committee

Prior to the closing of this offering, we will establish a Compensation Committee of the Board of Directors which will consist of [●], [●] and [●], each of whom will be an independent director under the NYSE American listing standards applicable to compensation committees. The Compensation Committee’s duties, which are specified in our Compensation Committee charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our principal executive officer’s compensation, evaluating our principal executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our principal executive officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.

Nominating Committee

Prior to the closing of this offering, we will establish a Nominating Committee of the Board of Directors, which will consist of [●], [●] and [●], each of whom will be an independent director under the NYSE American listing standards applicable to nominating committees. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating Committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board Of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board Of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating Committee does not distinguish among nominees recommended by stockholders and other persons.

Code of Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our corporate website. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our corporate website or in filings under the Exchange Act.

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Limitation of Directors Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law.

We propose to purchase director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation and by-laws also will provide that we will indemnify our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. In addition, we intend to enter into customary indemnification agreements with each of our officers and directors.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation Policy

To date, none of our non-employee directors have been paid any amount as compensation for serving on our Board of Directors. Upon the closing of this offering, our non-employee directors will be entitled to cash fees of $30,000 (plus $10,000 for the Chairman of the Board) in cash per year of service on our Board of Directors. Service as a member or chair of any of the committees of the Board do not entitle our non-employee directors to any additional compensation. We may in the future make equity grants to our non-employee directors, although we presently have established a plan or other arrangement to do so. Ms. Gavrilenko, who is an employee of ours, commenced receiving a salary of $45,000 in cash per year for her services as our Operations Manager in July 2018. Ms. Gavrilenko also is eligible to receive benefits available generally to our employees.

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EXECUTIVE COMPENSATION

During the period from our inception to June 30, 2018, the end of our most recently completed fiscal year, we did not pay any compensation to our executive officers. However, certain of our executive officers commenced receiving compensation from us during our fiscal year ending June 30, 2019.

Employment and Related Agreements

Dr. Becker serves as our Chief Operating Officer pursuant to an offer letter from us. Prior to the closing of this offering, we intend to enter into an employment agreement with each of Messrs. Simeonidis and Sakiris. Mr. Simeonidis’ and Mr. Sakiris’ employment agreements will provide for them to serve as our President and Chief Financial Officer, respectively, in addition to their duties to our majority-owned subsidiary, without any additional compensation. Dr. Becker will be located in New York, New York and Messrs. Simeonidis and Sakiris will be located in Sydney, Australia.

Dr. Becker

Under his existing offer letter with us, Dr. Becker receives an annual salary of $150,000 and is eligible to receive a grant of 3,000 shares of common stock per year in the discretion of the Board of Directors. Upon formation of the Compensation Committee at the closing of this offering, the decisions previously in the discretion of the Board of Directors will be made in the discretion of the Compensation Committee

The offer letter provides for a term of one year, which is automatically renewable for successive one-year terms, subject to notice of non-renewal at term-end by any party to the other delivered within 30 days of the end of such term, and subject to earlier termination for reasonable cause or by resignation, in which event Dr. Becker will receive no additional compensation, or without cause, in which event Dr. Becker will receive the lesser of $50,000 or the remaining compensation through the end of the term.

The offer letter contains provisions protecting our confidential information and intellectual property.

Messrs. Simeonidis and Sakiris

Mr. Simeonidis currently receives an annual salary of $30,000 and is eligible to receive a grant of 3,000 shares of common stock per year in the discretion of the Board of Directors of GBS Ptd Ltd. Mr. Sakiris currently receives an annual salary of $225,000 and is eligible to receive an annual bonus at the discretion of the Board of Directors of GBS Pty Ltd. The compensation terms of each executive’s employment agreement will be substantially consistent with their current compensation arrangements, except that, upon formation of the Compensation Committee at the closing of this offering, the decisions previously in the discretion of the GBS Ptd Ltd Board of Directors will be made in the discretion of the Compensation Committee. We also will make certain contributions that are mandatory in Australia to a retirement fund for each of Mr. Simeonidis and Mr. Sakiris, known in Australia as a superannuation fund, currently at the rate of 9.5% of salary and wages.

Each employment agreement will be terminable by either our subsidiary or by the executive upon one months’ notice. However, we may terminate either executive without notice if he engages in intentional or willful misconduct, is seriously negligent in the performance of his duties, commits a serious or persistent breach of his employment agreement, brings our company into disrepute or is convicted of an offense punishable by imprisonment.

Each employment agreement will contain provisions protecting our confidential information and intellectual property. Each employment agreement will also contain provisions restricting each executive’s ability to compete with us during his employment and for a period of up to six months thereafter in a specified geographic region. The non-compete provisions will generally impose restrictions on inducing our employees to leave our employment or soliciting clients of our company. Pursuant to the agreement, each executive may serve as an employee or director of, or in any other capacity to, other companies provided they will not interfere with the performance of his duties to us.

2019 Equity Incentive Plan

Prior to the closing of this offering, we intend to adopt the 2019 Plan, which will become effective as of the date we complete this offering. The 2019 Plan will be approved by the Licensor, who prior to this offering is our sole stockholder.

The purpose of the 2019 Plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential future contributions to us have been, are, or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business.

Administration

The 2019 Plan is administered by the Board of Directors or by a committee of the Board. In this summary, references to the “committee” are to the committee administering the plan or, if no such committee is designated, the Board of Directors. The committee will be comprised solely of “non-employee” directors, as defined in Rule 16b-3 under the Exchange Act, as amended. Upon the closing of this offering, the 2019 Plan will be administered by the compensation committee. Subject to the provisions of the plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

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Stock Subject to the 2019 Plan

Assuming the 2019 Plan Proposal is approved, 500,000 shares of our common stock will be available for issuance under the 2019 Plan. Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the 2019 Plan. If a holder pays the exercise price of a stock option by surrendering any previously owned shares of common stock or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the exercise price or tax withholding liability associated with the stock option exercise, the shares surrendered by the holder or withheld by us will not be available for future award grants under the plan.

Under the 2019 Plan, in the event of a change in the number of shares of our common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the committee shall determine whether such change equitably requires an adjustment in the terms of any award in order to prevent dilution or enlargement of the benefits available under the plan or the aggregate number of shares reserved for issuance under the plan.

Eligibility

We may grant awards under the 2019 Plan to employees, officers, directors, and consultants of us or our subsidiaries who are deemed to have rendered, or to be able to render, significant services to us or our subsidiaries and who are deemed to have contributed, or to have the potential to contribute, to our success. An incentive stock option may be granted under the plan only to a person who, at the time of the grant, is an employee of ours or our subsidiaries. Based on the current number of employees and consultants of ours and on the current size of the Board of Directors, we estimate that approximately 15 individuals are eligible for awards under the 2019 Plan.

Types of Awards

Options. The 2019 Plan provides both for “incentive” stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the “Code,” and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the plan. The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year (under all of our plans), measured at the date of the grant, may not exceed $100,000.

An incentive stock option may only be granted within 10 years from the effective date of the 2019 Plan. An incentive stock option may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock.

Subject to any limitations or conditions the committee may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in a combination of the two.

Generally, stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable, during the holder’s lifetime, only by the holder, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. However, a holder, with the approval of the committee, may transfer a non-qualified stock option by gift to a family member of the holder or by domestic relations order to a family member of the holder or may transfer a non-qualified stock option to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder.

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Generally, if the holder is an employee, no stock options granted under the plan may be exercised by the holder unless he or she is employed by us or one of our subsidiaries at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability or normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the committee may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or one of our subsidiaries, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the Board or committee may determine, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated by us without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the committee may determine but not beyond the balance of the stock option’s term.

Stock Appreciation Rights. Under the 2019 Plan, we may grant stock appreciation rights to participants who have been, or are being, granted stock options under the plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash, or we may grant them alone and unrelated to an option. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price of the related stock option, multiplied by the number of shares subject to the stock appreciation rights. The granting of a stock appreciation right in tandem with a stock option will not affect the number of shares of common stock available for awards under the plan. In such event, the number of shares available for awards under the plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the stock option to which the stock appreciation right relates.

Restricted Stock. Under the 2019 Plan, we may award shares of restricted stock either alone or in addition to other awards granted under the plan. The committee determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price (if any) to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

The 2019 Plan requires that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. We will retain custody of all dividends and distributions made or declared with respect to the restricted stock during the restriction period. A breach of any restriction regarding the restricted stock will cause a forfeiture of the restricted stock and any retained dividends and distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to vote the shares.

Restricted Stock Units. Under the 2019 Plan, we may also award restricted stock units. Restricted stock units are the right to receive shares of common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee, which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. Restrictions or conditions could also include, but are not limited to, the attainment of performance goals, continuous service with us, the passage of time or other restrictions or conditions. The committee determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock units awards. The value of the restricted stock units may be paid in shares, cash, or a combination of both, as determined by the Committee.

Other Stock-Based Awards. Under the 2019 Plan, we may grant other stock-based awards, subject to limitations under applicable law that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the 2019 Plan or any of our other plans.

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Accelerated Vesting and Exercisability

If any one person, or more than one person acting as a group, acquires the ownership of our stock that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of our stock, and the Board of Directors does not authorize or otherwise approve such acquisition, then the vesting periods of any and all stock options and other awards granted and outstanding under the 2019 Plan shall be accelerated and all such stock options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all common stock subject to such stock options and awards on the terms set forth in the plan and the respective agreements respecting such stock options and awards, and all performance goals will be deemed achieved at 100% of target levels. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which we acquire our stock in exchange for property is not treated as an acquisition of stock.

In the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of our stock that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of our stock, which has been approved by the Board of Directors, the committee may (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the 2019 Plan, (ii) require a holder of any award granted under the plan to relinquish such award to us upon the tender by us to the holder of cash in an amount equal to the repurchase value of such award, and/or (iii) terminate all incomplete performance periods in respect of awards in effect on the date the acquisition occurs, determine the extent to which performance goals have been met based upon such information then available as it deems relevant and cause to be paid all or the applicable portion of the award based upon the committee’s determination. For this purpose, gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding any provisions of the 2019 Plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the plan or an award granted thereunder to fail to comply with Section 409A of the Code.

Other Limitations

The committee may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right. In addition, no option or stock appreciation right with a lower exercise price may be granted in exchange for, or in connection with, the cancellation or surrender of an option or stock appreciation right or other award with a higher exercise price. Non-employee directors may not be granted any awards covering more than [●] shares of common stock in any calendar year.

Withholding Taxes

When an award is first included in the gross income of the holder for federal income tax purposes, the holder will be required to make arrangements regarding the payment of all federal, state and local withholding tax requirements, including by settlement of such amount in shares of our common stock. Our obligations under the 2019 Plan are contingent on such arrangements being made.

Term and Amendments

Unless terminated by the Board, the 2019 Plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the initial effective date of the plan. The Board may at any time, and from time to time, amend the plan or any award agreement, but no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date hereof are counted as outstanding, although such shares are not counted as outstanding for computing the percentage ownership of any other person. The percentage of shares beneficially owned before the offering is computed on the basis of 8,510,000 shares of our common stock outstanding as of the date of this prospectus. The percentage of shares beneficially owned after the offering assumes the underwriters do not exercise their option to purchase additional shares to cover over-allotments, but assumes the automatic conversion at the closing of this offering of our Series A Convertible Preferred Stock into 1,861,706 shares of common stock and the automatic conversion at the closing of this offering of the convertible notes issued by our majority-owned subsidiary into [●] shares of common stock (assuming a public offering price in this offering of $[●] and based on $[●] of principal and accrued interest outstanding as of [●], 2019). Unless otherwise indicated, the address of each person listed below is c/o Glucose Biosensor Systems (Greater China) Holdings, Inc., 733 Third Ave, Floor 15, New York, New York 10017.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Common Stock Beneficially Owned Prior to Offering	Percent of Common Stock Beneficially Owned After to Offering
Executive officers and directors:
Jonathan S. Hurd	0		0%	0%
Harry Simeonidis	0		0%	0%
Dr. Jean-Claude Becker	0		0%	0%
Victoria Gavrilenko	0		0%	0%
Dr. Yong-Jiang Hei	0		0%	0%
Victoria Giannakis	0		0%	0%
Spiro Sakiris	3,000	(1)	*	*
All Executive Officers and Directors as a group (7 persons)	3,000		*	*
Five percent holders:
Life Science Biosensor Diagnostics Pty Ltd(2)	8,510,000		100%	[●] %

*	Less than 1%.

(1)	Mr. Sakiris owns convertible preferred stock that will convert into 3,000 shares of our common stock upon completion of this offering.

(2)	Life Science Biosensor Diagnostics Pty Ltd, which is referred to in this prospectus as the “Licensor,” is an Australian company that is 81% owned by iQnovate Limited, which is an Australian company that is 24% beneficially owned by Dr. George Syrmalis, a member of our advisory board, and whose shares are otherwise publicly-owned and traded on the National Stock Exchange of Australia. In addition, Dr. Syrmalis is the Chief Executive Officer and one of three members of the Board of Directors of iQnovate Limited. Notwithstanding the foregoing, Dr. Syrmalis disclaims beneficial ownership over the common stock owned by the Licensor. Dr. Syrmalis is an Australian citizen and resident having an address at Level 9, 85 Castlereagh Street, Sydney NSW 2000.

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CERTAIN TRANSACTIONS

Transactions with Affiliates

Set forth below is a description of all material transactions, or series of similar transactions, including proposed transactions, to which we were, are or will be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our executive officers and directors in the ordinary course of business).

Since inception we have been wholly-owned by the Licensor. From time to time, we have entered into transactions with the Licensor that have not been negotiated, arranged or otherwise implemented on an arms-length basis. These transactions include in particular the License Agreement and the employee sharing arrangements whereby the Company has not engaged its own exclusive employees. Nonetheless, since inception all transactions (if any) between us and our officers or directors have been on terms no less favorable than could be obtained from unaffiliated third parties and were unanimously approved by our directors.

The Company licenses the SGT for the China Region pursuant to the License Agreement with the Licensor. For a detailed description of the License Agreement and considerations relating thereto, see “Description of Business – License Agreement” and “Risk Factors.” The License Agreement requires, among other material provisions, that we pay the Licensor at the beginning of each year a Prepaid Royalty, equal to 13% of the sales projections for the minimum quantity of commercial units of the Licensed Product to be sold by us (which is dependent on the expected market growth as agreed between us and Licensor) plus an additional 7%. At the end of each year, if the Prepaid Royalty is greater than the Actual Royalty (13% of the sales for the actual quantity of commercial units of the Licensed Product we sold in that year), the Licensor will pay us the difference between the Prepaid Royalty and the Actual Royalty. Conversely, if the Prepaid Royalty is less than the Actual Royalty, we will pay the Licensor the difference between the Prepaid Royalty and the Actual Royalty. From August 5, 2016 to December 31, 2018, we paid the Licensor a total of $7,561,321 under a prior license agreement for this technology in relation to development of the technology, $2,529,759 in relation to overhead and general administration expenses and 2,909,458 in relation to research and development. As of December 31, 2018, we had incurred $64,083 (as a trade creditors liability to the Licensor) in relation to research and development and regulatory approval costs.

The Company has entered into a master services agreement, or the “MSA Agreement,” with IQ3Corp Limited, or “IQ3,” which is an affiliate of the Company by virtue of being under common control of iQnovate Limited. The MSA Agreement sets forth certain basic terms and provisions applicable to services provided and to be provided by IQ3 to the Company pursuant to specific service acquisition orders entered into by the parties from time to time. One outstanding such order from January 2016 covers the following services provided directly or indirectly to the Company for the following costs: business plan preparation and review – $120,000; due diligence – $40,000; private placement capital-raising assistance – $250,000 plus 8% of proceeds raised outside the U.S. (payable in accordance with IQ3’s Australian Financial Services License); investor relations services – $20,000 per month commencing in July 2017; and certain other services. All of the foregoing amounts accrued to date have been paid in full. In addition, the MSA Agreement provides that hourly rates are payable for corporate advisory services to the Company, which amounts will be payable as accrued.

In August 2017, the Company entered into a three-year Medical Affairs Services Agreement, or the “MAS Agreement,” with Clinical Research Corporation (sometimes referred to herein as “CRC”), which is an affiliate of the Company by virtue of being under common control of iQnovate Limited. The MAS Agreement provides certain master terms pursuant to which CRC would be engaged in the future by the Company from time to time to perform certain medical affairs services on behalf of the Company. The master terms include minimum professional indemnity insurance, liability insurance and products liability insurance that will be required and indemnification by the Company of CRC, except where liability has resulted solely from the negligence or willful misconduct of CRC. The MAS Agreement does not set forth specified projects, services or costs in connection therewith, but provides general parameters pursuant to which such specific projects, services and costs would be detailed in the future as procured. All of the specific projects, services, costs and related performance details will be set forth from time to time in one or more “statements of works.” The Company and CRC have not entered into any material statements of works as of the date hereof.

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As of the date hereof, we have sold to various investors a total of 1,861,706 shares of Series A Convertible Preferred Stock, including 3,000 shares to Spiros Sakiris, our Chief Financial Officer, which will automatically convert into 1,861,706 shares of our common stock upon listing. As of the date hereof, there are outstanding warrants to purchase 1,861,706 shares of our common stock issued in connection with the Series A Convertible Preferred Stock, including warrants to purchase 3,000 shares held by Mr. Sakiris, having an exercise price of equal to 100% of the public offering price in this offering, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering.

On November 24, 2018, we issued 260,000 shares of common stock in exchange for the cancellation of $1,950,000 in debt held by Bio Diagnostics Investments Pty Ltd, an entity 100% owned by the Licensor, by issuing a further 260,000 in shares of common stock to such entity.

Related Party Policy

Our code of ethics will require that we avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors. Related party transactions are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of  $120,000 or one percent of the average of our total assets in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or that a court will not sustain, a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers or traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	tax-qualified retirement plans;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons who own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below); and

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other entities treated as a partnership for U.S. federal income tax purposes) holding our common stock and the partners in such partnerships or other entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes.

A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or an entity treated as a corporation, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sales or Other Taxable Dispositions of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder timely furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate of U.S. withholding tax, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must timely furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

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Sales or Other Taxable Dispositions of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Generally, a corporation is a UUSRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING POTENTIALLY APPLICABLE INCOME TAX TREATIES THAT MAY PROVIDE FOR DIFFERENT RULES.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

In addition, proceeds on the sale or other taxable disposition of our common stock within the United States, or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

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Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to the recently released proposed Treasury

Regulations described below, will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The Treasury Department recently released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the Treasury Department stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR COMMON STOCK.

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DESCRIPTION OF OUR SECURITIES

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated by-laws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Securities,” you should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are or will be included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

Our amended and restated certificate of incorporation authorizes us to issue:

●	20,000,000 shares of common stock, par value $0.01 per share; and

●	2,000,000 shares of preferred stock, par value $0.01 per share, of which 1,861,706 shares of our Series A Convertible Preferred Stock are issued and are outstanding as of the date hereof pursuant to a private placement prior to the date hereof.

On November 5, 2017, we gave effect by the filing of an amendment to our certificate of incorporation to a one-to-90,000 stock split pursuant to which each outstanding share of common stock was converted into 90,000 shares of common stock. The outstanding preferred stock, convertible notes and warrants exercisable or convertible into common stock have been proportionately adjusted in accordance therewith. In addition, on August 9, 2018 we filed an amendment to our certificate of incorporation to effect a reverse stock split of approximately one to 0.9167 shares that resulted in the Company having 8,250,000 issued and outstanding shares of common stock. Share and per share amounts set forth herein (except in any historical financial information) give effect to the reverse split, unless indicated otherwise. On November 24, 2018, we issued a further 260,000 shares of common stock in exchange for the cancellation of $1,950,000 in debt, resulting in 8,510,000 issued and outstanding shares of common stock as of such date.

Common Stock

As of the date hereof, we have 8,510,000 shares of common stock issued and outstanding and owned by one stockholder. Upon the closing of this offering, all shares of our Series A Convertible Preferred Stock will automatically convert into 1,861,706 shares of our common stock and all the convertible notes of our subsidiary will automatically convert into shares of our common stock at a price per share equal to 85% of the public offering price in this offering (or $[●], assuming a public offering price of $[●], for an aggregate of [●] shares based on $[●] of principal and accrued interest outstanding as of [●], 2019). In addition, as of the closing of the offering, 500,000 shares will be reserved for issuance under the 2019 Plan and 1,861,706 shares will be issuable upon exercise of the warrants sold by us with our Series A Convertible Preferred Stock.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any Preferred Stock we may issue may be entitled to elect.

Dividends

Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding.

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Rights and Preferences

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Fully Paid and Non-assessable

All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Immediately prior to the consummation of this offering, all of the outstanding shares of our Series A Convertible Preferred Stock will be converted into 1,861,706 shares of our common stock. Immediately after the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of Series A Convertible Preferred Stock.

Our Board of Directors currently has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding.

Warrants

As of the date hereof, there are outstanding warrants to purchase 1,861,706 shares of our common stock issued in connection with the Series A Convertible Preferred Stock having an exercise price per share equal to 100% of the public offering price in this offering, or $[●] per share, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering. The warrants are not entitled to any adjustment in the number of shares or the exercise price in the event of any adjustments in the number of outstanding shares of our capital stock for any reason.

Convertible Notes

Our 98%-owned subsidiary, GBS Pty Ltd, has issued convertible notes in the outstanding aggregate principal amount of $5,277,056, the principal and all accrued interest of which notes will automatically convert into shares of our common stock at a price per share equal to 85% of the public offering price in this offering (or $[●], assuming a public offering price of $[●], for an aggregate of [●] shares based on $[●] of principal and accrued interest outstanding as of [●], 2019). In the absence of the completion of this offering and such automatic conversion of the notes, the notes mature on December 31, 2019. These notes were issued in a private placement conducted in the first quarter of 2018.

Registration Rights

There are no registration rights held by any party with respect to any of our capital stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

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Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue undesignated shares of preferred stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Authorized Common Stock

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Vacancies on the Board

Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that any vacancy occurring on the board of directors, including by reason of removal of a director, and any newly created directorship may be filled only by a majority of the remaining directors in office. This system of appointing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated by-laws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at any meeting of shareholders. Our amended and restated by-laws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

No Cumulative Voting; Special Meeting of Stockholders

Stockholders will not be permitted to cumulate their votes for the election of directors. In addition, our amended and restated by-laws will provide that special meetings of our stockholders may be called only by Chief Executive Officer, our Board of Directors or a majority of our stockholders.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Listing of Common Stock

We have applied to list our common stock on the NYSE American under the symbol “GBSG.” Even though we expect our common stock will be listed on the NYSE American, there can be no assurance that a robust trading market will develop.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

After this offering, we will have outstanding [●] shares of common stock. This amount includes: (i) 1,861,706 shares of common stock are issuable upon the completion of this offering by mandatory conversion of outstanding shares of our Series A Convertible Preferred Stock on a one-to-one basis; (ii) [●] shares of common stock are issuable upon the completion of this offering by mandatory conversion of $5,277,056 principal amount of notes issued by our 98%-owned subsidiary GBS Pty Ltd at a conversion price per share equal to 85% of the public offering price in this offering. In addition, 1,861,706 shares of common stock will be issuable during the one year period commencing on the second anniversary of the completion of this offering upon exercise of outstanding warrants issued in connection with the Series A Convertible Preferred Stock.

All of the foregoing shares that will be outstanding after this offering, other than the shares sold in this offering, are or will be upon issuance “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below, [●] of these securities will be available for sale in the public markets only upon completion of the applicable lock-up period.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, upon the expiration of the lock-up agreements described below, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately [●] shares immediately after our initial public offering, or

●	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreement

Our directors, officers and more than 5% shareholders have agreed with the underwriters, subject to certain exceptions, that, without the prior written consent of the underwriters, they will not, directly or indirectly, during the period ending 180 days after the date of the prospectus:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the common stock or any securities convertible into or exchangeable or exercisable for the common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; or

●	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise.

84

In addition, we have agreed with the underwriters, subject to certain exceptions, that, without the prior written consent of the underwriters, we will not, for a period ending 180 days after the date of the prospectus:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

●	file or cause to be filed any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock other than the filing of a registration statement on Form S-8;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise; or

●	publicly announce an intention to effect any transaction specified above.

These agreements do not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options, and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Registration Statement on Form S-8

As of the date hereof, no awards of any kind have been made under the 2019 Plan. We intend to file a registration statement on Form S-8 under the Securities Act to register shares that may be issued pursuant to the 2019 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market upon issuance, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. For a description of our equity incentive plans, see “Management—2019 Equity Incentive Plan.”

85

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. [●] is acting as book-running manager of this offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including: receipt and acceptance of our common stock by the underwriters; and the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[●] per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

	No Exercise	Full Exercise
Per share
Total

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $[●] million.

86

Lock-Up Agreements

Our directors, officers and more than 5% shareholders have agreed with the underwriters, subject to certain exceptions, that, without the prior written consent of the underwriters, they will not, directly or indirectly, during the period ending 180 days after the date of the prospectus:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the common stock or any securities convertible into or exchangeable or exercisable for the common stock, whether now owned or hereafter acquired by us or each such principal stockholder or with respect to which us or each such principal stockholder has or hereafter acquires the power of disposition; or

●	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise.

In addition, we have agreed, or will agree, with the underwriters, subject to certain exceptions, that, without the prior written consent of the underwriters, we will not, for a period ending 180 days after the date of the prospectus:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

●	file or cause to be filed any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock other than the filing of a registration statement on Form S-8;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise; or

●	publicly announce an intention to effect any transaction specified above.

These agreements do not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options, and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Listing on NYSE American

We have applied to list our common stock on the NYSE American under the symbol “GBSG.” Even though we expect our common stock will be listed on the NYSE American, there can be no assurance that a robust trading market will develop.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

87

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to the offering, there has been no public market for the offered shares. The public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price include:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

88

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Offer Restrictions Outside the U.S.

Other than in the U.S., no action has been taken by us or the selling agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

89

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Graubard Miller, New York, N.Y. [●], is acting as counsel to the underwriters in this offering.

EXPERTS

The financial statements of the Company appearing elsewhere in this prospectus have been included herein in reliance upon the report of BDO East Coast Partnership, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of BDO East Coast Partnership as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries
Unaudited Consolidated Financial Statements

GLUCOSE BIOSENSOR SYSTEMS
(GREATER CHINA) HOLDINGS, INC. AND
SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR

THE PERIOD FROM JULY 1, 2018 THROUGH
DECEMBER 31, 2018

Table of Contents

CONSOLIDATED FINANCIAL STATEMENTS

FOR

THE PERIOD FROM JULY 1, 2017 THROUGH
JUNE 30, 2018

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Glucose Biosensor Systems (Greater China) Holdings, Inc.

Results of review of Interim Financial Statements

We have reviewed the condensed consolidated balance sheet of Glucose Biosensor Systems (Greater China) Holdings Inc. (the Company) as of December 31, 2018, the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2018 and 2017 and cash flows for the six-month periods ended December 31, 2018 and 2017, and the related notes (collectively referred to as the ‘interim condensed consolidated financial statements’) included in the accompanying Securities and Exchange Commission Form S-1 for the period ended December 31, 2018. Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Basis for review results

These consolidated interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

BDO East Coast Partnership

Sydney, Australia May 3, 2019

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

F-2

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries
Unaudited Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2018	December 31, 2018
		(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	7	$15,475	$418,420
Deferred charges	3	$1,992,019	$1,983,123
Other current assets	4	$17,199	$94,380
Total current assets		$2,024,693	$2,495,923

Intangibles
Licensing rights, net of accumulated amortization	5	-	-
Total assets		$2,024,693	$2,495,923

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	6	$729,717	$719,690
Convertible notes payable	8	$4,985,637	$4,839,927
Total current liabilities		$5,715,354	$5,559,617
Total liabilities		$5,715,354	$5,559,617
Commitments & contingencies		-	-

Shareholders’ equity
Common shares (8,510,000 shares issued and outstanding as of 12/31/2018 and 8,250,000 shares issued and outstanding as of 06/30/2018)	3	$1,950,001	$1
Preferred shares (1,222,506 shares issued and outstanding as of 12/31/2018 and 1,222,506 shares issued and outstanding as of 06/30/2018)	3	$8,715,794	$8,715,794
Additional paid-in capital		$(8,339,209)	$(8,330,314)
Accumulated deficit		$(7,901,454)	$(5,332,055)
Accumulated other comprehensive income		$601,329	$571,105
Total consolidated group equity		$(4,973,539)	$(4,375,469)
Non-controlling interests (1)		$1,282,878	$1,311,775
Total shareholders’ (deficit) equity		$(3,690,661)	$(3,063,694)
Total liabilities and shareholders’ equity		$2,024,693	$2,495,923

(1)	This relates to 2.04% of the ordinary shares in the subsidiary Glucose Biosensor Systems (Greater China) Pty Ltd owned by non-controlling interest.

These financial statements shall be read in conjunction with the accompanying notes.

F-3

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries
Unaudited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

Three and six months ended December 31, 2018 and December 31, 2017

	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
Revenue:
Interest income	$-	$89	$12	$137

Operating expenses:
Audit & accountancy fees	43,186	-	68,521	28,000
Directors fees	2,588	-	2,588	-
General & administrative expenses	485,657	575,340	915,585	1,232,546
Interest expense	167,431	133,861	338,027	258,454
Prospectus & capital raising expenses	551,489	-	877,516	-
Rent expenses	6,367	5,796	12,411	5,796
Research & development expenses	64,573	787,091	383,660	787,091
Total operating expenses	$1,321,291	$1,502,088	$2,598,308	$2,311,887

Consolidated net loss	$(1,321,291)	$(1,501,999)	$(2,598,296)	$(2,311,750)
Less: Net loss attributable to non-controlling interest	(12,763)	-	(28,897)	-

Net loss attributable to holding company & subsidiaries	$(1,308,528)	$(1,501,999)	$(2,569,399)	$(2,311,750)

Other comprehensive income
Foreign currency translation gain/(loss)	105,734	(152,395)	30,224	75,015
Other comprehensive income for the period	$105,734	$(152,395)	$30,224	$75,015

Total comprehensive loss for the period	$(1,202,794)	$(1,654,394)	$(2,539,175)	$(2,236,735)

Loss per share based on net loss (Note 13):	$(1,321,291)	$(1,501,999)	$(2,598,296)	$(2,311,750)

Weighted average number of shares	8,355,714	8,250,000	8,302,568	8,250,000

Basic and diluted net loss per share attributed to common shareholders of Glucose Biosensor Systems (Greater China) Holdings, Inc.	$(0.1581)	$(0.1821)	$(0.3130)	$(0.2802)

These financial statements shall be read in conjunction with the accompanying notes.

F-4

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries
Unaudited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JULY 1 THROUGH DECEMBER 31 2018

	Common shares	Total subscribed value	No of preferred shares	Total value	Additional paid- in capital	Accumulated deficit	Other comprehensive income	Stockholders’ equity	Non controlling interest
Balance at July 1, 2018	8,250,000	$1	1,222,506	$8,715,794	$(8,330,314)	$(5,332,055)	$571,105	$(4,375,469)	$1,311,775
Issuance of common stock	260,000	$1,950,000	-	-	-	-	-	$1,950,000	-
Cost of issuance of ordinary shares/convertible preferred shares, the latter that may convert to common shares	-	-	-	-	$(8,895)	-	-	$(8,895)	-
Foreign currency translation	-	-	-	-	-	-	$30,224	$30,224	-
Net loss	-	-	-	-	-	$(2,569,399)	-	$(2,569,399)	$(28,897)

Balance at December 31, 2018	8,510,000	$1,950,001	1,222,506	$8,715,794	$(8,339,209)	$(7,901,454)	$601,329	$(4,973,539)	$1,282,878

(1)	Convertible Preference Shares are convertible at a potential IPO to 1 ordinary share and one option exercisable at the IPO price between 2 – 3 years after the IPO providing the option holder holds the underlying share.

(2)	Refer to Note 3 for par values.

These financial statements shall be read in conjunction with the accompanying notes.

F-5

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM July 1, 2017 December 31, 2017

	Common shares	Total subscribed value	Additional paid- in capital	Accumulated deficit	Other comprehensive income	Stockholders’ equity
Balance at July 1, 2017	8,250,000	$1	$(5,603,556)	$(311,672)	$2,717	$(5,912,510)
Subscriptions to purchase ordinary shares of Glucose Biosensor Systems (Greater China) Holdings, Inc.	-	-	$4,979,620	-	-	$4,979,620
Issuance of convertible preferred shares and ordinary shares	-	-	-	-	-	-
Cost of issuance of ordinary shares/convertible preferred shares, the latter that may convert to common shares	-	-	$(418,288)	-	-	$(418,288)
Foreign currency translation	-	-	-	-	$75,015	$75,015
Net loss	-	-	-	$(2,311,750)	-	$(2,311,750)

Balance at December 31, 2017	8,250,000	$1	$(1,042,224)	$(2,623,422)	$77,732	$(3,587,913)

(1)	Convertible Preference Shares are convertible at a potential IPO to 1 ordinary share and one option exercisable at the IPO price between 2 – 3 years after the IPO providing the option holder holds the underlying share.

(2)	Refer to Note 3 for par values.

These financial statements shall be read in conjunction with the accompanying notes.

F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS

	6 Months to	6 Months to
	December 31, 2018	December 31, 2017

Operating activities:
Net loss	$(2,598,296)	$(2,311,750)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Change in assets and liabilities	$626,967	$878,888
Non-cash related party expenses settled with issuance of
common shares	$1,950,000	-
Net cash used in operating activities	$(21,329)	$(1,432,862)
Investing activities:
Net cash provided by investing activities	-	-
Financing activities:
Cash proceeds from the issuance of convertible notes payable	-	$874,163
Cash received from subscribers for convertible preference
shares convertible to common shares	-	$4,979,620
Cash paid to raise funds by the issuance of shares	-	$(418,288)
Preparation for listing costs	$(435,123)	$(1,179,735)
Cash paid in to procure license treated as a deemed dividend under FASB ASC 805	-	$(2,706,241)
Net cash (used in)/provided by financing activities	$(435,123)	$1,549,519
Total net cash (used in)/provided by operational, investing & finance activities	$(456,452)	$116,657

Cash at the beginning of the period	$418,420	$56,033
Exchange rate adjustment	$53,507	$14,617
Cash at the end of the period	$15,475	$187,307

Supplemental disclosure of cash flow information

Interest paid	$338,027	$258,454
Interest income	$12	$137

These financial statements shall be read in conjunction with the accompanying notes.

F-7

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries
Unaudited Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GOING CONCERN

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205- 40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Group is an early stage and emerging growth company and has not generated any revenues to date. As such, the Group is subject to all of the risks associated with early stage and emerging growth companies. Since inception, the Group has incurred losses and negative cash flows from operating activities. The Group does not expect to generate positive cash flows from operating activities in the near future until such time, if at all, the Group completes the development process of its products, including regulatory approvals, and thereafter, begins to commercialize and achieve substantial acceptance in the marketplace for the first of a series of products in its medical device portfolio.

The Group incurred a net loss of $2,598,296 for the six months to December 31, 2018 (Net loss $2,311,750 for the period from 1 July 2017 through to December 2017). At December 31, 2018, the Group had an accumulated deficit of $7,901,454, negative working capital of $3,690,661, $5,715,354 in current liabilities, of which $4,985,637 are convertible notes that will convert to equity upon the proposed IPO, and cash of $15,475 (at June 30, 2018, the Group had an accumulated deficit of $5,332,055, negative working capital of $3,063,694, $5,559,617 in current liabilities, of which $4,839,927 are convertible notes that will convert to equity upon the proposed IPO, and cash of $418,420). In the near future, the Group anticipates incurring operating losses and does not expect to experience positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and seeks regulatory approvals to market such products. These factors may raise doubt about the Group’s ability to continue as a going concern without sufficient capital. Should the Group encounter a scenario whereby sufficient capital is not available, financial support will be provided by the 81% shareholder in the parent entity, in addition to the 19% shareholder in the parent entity. The Directors believe that such financial support will be received as the Group has received letters of support from both entities, confirming that they will financially support the current as well as future activities and financial obligations of the Group for a period of at least one year from the date of signing of the financial statements.

The Group’s ability to fund its operations is dependent upon management’s plans and execution, which include in addition to financial assistance where required from the parent company, raising additional capital, including the Proposed Public Offering, obtaining regulatory approvals for its products currently under development, commercializing and generating revenues from products currently under development, and continuing to control expenses.

F-8

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GOING CONCERN

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205- 40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Group is an early stage and emerging growth company and has not generated any revenues to date. As such, the Group is subject to all of the risks associated with early stage and emerging growth companies. Since inception, the Group has incurred losses and negative cash flows from operating activities. The Group does not expect to generate positive cash flows from operating activities in the near future until such time, if at all, the Group completes the development process of its products, including regulatory approvals, and thereafter, begins to commercialize and achieve substantial acceptance in the marketplace for the first of a series of products in its medical device portfolio.

The Group incurred a net loss of $2,598,296 for the six months to December 31, 2018 (Net loss $2,311,750 for the period from 1 July 2017 through to December 2017). At December 31, 2018, the Group had an accumulated deficit of $7,901,454, negative working capital of $3,690,661, $5,715,354 in current liabilities, of which $4,985,637 are convertible notes that will convert to equity upon the proposed IPO, and cash of $15,475 (at June 30, 2018, the Group had an accumulated deficit of $5,332,055, negative working capital of $3,063,694, $5,559,617 in current liabilities, of which $4,839,927 are convertible notes that will convert to equity upon the proposed IPO, and cash of $418,420). In the near future, the Group anticipates incurring operating losses and does not expect to experience positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and seeks regulatory approvals to market such products. These factors may raise doubt about the Group’s ability to continue as a going concern without sufficient capital. Should the Group encounter a scenario whereby sufficient capital is not available, financial support will be provided by the 81% shareholder in the parent entity, in addition to the 19% shareholder in the parent entity. The Directors believe that such financial support will be received as the Group has received letters of support from both entities, confirming that they will financially support the current as well as future activities and financial obligations of the Group for a period of at least one year from the date of signing of the financial statements.

The Group’s ability to fund its operations is dependent upon management’s plans and execution, which include in addition to financial assistance where required from the parent company, raising additional capital, including the Proposed Public Offering, obtaining regulatory approvals for its products currently under development, commercializing and generating revenues from products currently under development, and continuing to control expenses.

F-9

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 1. GOING CONCERN (CONT.)

A failure to raise sufficient capital, obtain regulatory approvals for the Group’s products, generate sufficient product revenues, or control expenditures, among other factors, may adversely impact the Group’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives, and therefore, raises substantial doubt of the Group’s ability to continue as a going concern.

The Group’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Group be unable to continue as a going concern.

NOTE 2. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Glucose Biosensor Systems (Greater China) Holdings, Inc. ("Holdings") and its wholly owned subsidiary, Glucose Biosensor Systems (Greater China), Inc. are formed under the laws of the state of Delaware, and were formed on December 5, 2016. Glucose Biosensor Systems (Greater China) Pty Ltd ("GBSPL”) was formed on August 4, 2016 under the laws of New South Wales, Australia. These three companies (collectively, the "Company") were formed to provide a non-invasive, pain free innovation to make it easier for people to manage diabetes.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Group prepares its consolidated financial statements using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

On July 29, 2017, Life Science Biosensor Diagnostics Pty Ltd (the parent entity) transferred to Holdings, in a non-reciprocal transfer, its 1,000 shares in Glucose Biosensor Systems (Greater China) Pty Ltd. These shares comprised its 100% ownership of Glucose Biosensor Systems (Greater China) Pty Ltd. As a result, the accompanying consolidated financial statements include the accounts of the following entities, all of which are under common control. All significant intercompany transactions and balances have been eliminated upon consolidation.

F-10

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

A summary of the shares authorized and issued of each company at June 30, 2018 and June 30, 2017 are listed below (refer to Note 13 for changes in capital structure since 30 June 2018).

At June 30, 2017:

Name of entity	Country of incorporation	Shares authorized	Shares issued (common)	Par value per share
Glucose Biosensor Systems (Greater China) Holdings, Inc.	United States	1,000	8,250,000	USD$0.01
Glucose Biosensor Systems (Greater China) Pty Ltd (2)	Australia	1,000	1,000	N/A	(1)
Glucose Biosensor Systems (Greater China), Inc. (3)	United States	1,000	100	USD$0.01

At June 30, 2018

Name of entity	Country of incorporation	Shares authorized	Shares issued (common)	Par value per share		Shares issued (convertible preference)	Par value per share
Glucose Biosensor Systems (Greater China) Holdings, Inc.	United States	22,000,000	8,250,000	USD$0.01		1,222,506	USD$0.01
Glucose Biosensor Systems (Greater China) Pty Ltd (2)	Australia	99,800,000	99,800,000	N/A	(1)	-	-
Glucose Biosensor Systems (Greater China), Inc. (3)	United States	1,000	100	USD$0.01		-	-

At December 31, 2018

Name of entity	Country of incorporation	Shares authorized	Shares issued (common)	Par value per share		Shares issued (convertible preference)	Par value per share
Glucose Biosensor Systems (Greater China) Holdings, Inc.	United States	22,000,000	8,510,000	USD$0.01		1,222,506	USD$0.01
Glucose Biosensor Systems (Greater China) Pty Ltd (2)	Australia	99,800,000	99,800,000	N/A	(1)	-	-
Glucose Biosensor Systems (Greater China), Inc. (3)	United States	1,000	100	USD$0.01		-	-

(1)	Australia does not have the concept of par value per share.

(2)	Glucose Biosensor Systems (Greater China) Holdings, Inc. holds 97.96% ownership in this Company for the June 30, 2018 and December 31, 2018 periods. In June 30, 2017 Glucose Biosensor Systems (Greater China) Holdings, Inc. held 100% ownership in the Company.

(3)	Glucose Biosensor Systems (Greater China) Holdings, Inc. holds 100% ownership in this Company for all periods presented.

F-11

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

On October 30, 2017 the authorized capital was increased to 22,000,000 with a par value of $0.01 each consisting of 20,000,000 shares of common stock and 2,000,000 shares of preferred stock.

On November 5, 2017 the Company conducted a stock split of one to 90,000 resulting in issued common stock of 9,000,000.

On August 8, 2018 a reverse share split occurred whereas the total number of common issued stock has been consolidated from 9,000,000 to 8,250,000.

On 24th November 2018 the company raised a further $1,950,000 through the allocation of 260,000 common shares to its parent company. This was achieved via extinguishment of the related party debt owing to the parent, with consideration being provided via a conversion from debt to common shares.

The Convertible Preference Shares carry the same rights as common shares except the right to vote at general meetings of shareholders. Further particulars are at Note 9.

Equity offering costs

The Group complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity (deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs amounting to $1,992,019 were capitalized as of December 31, 2018 (June 30, 2018: $1,983,123). The Company anticipates significant offering costs in connection with the proposed offering.

Revenue recognition

The Company shall recognize revenues when there is persuasive evidence of an arrangement, delivery has occurred or services are rendered, the sales price is determinable, and collectability is reasonably assured.

Debt issuance cost

Debt issuance costs are being amortized using the effective interest rate method over the term of the loan and the amortization expense is recorded as part of interest expense of the consolidated statements of operations.

Income taxes

In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not that the positions will be sustained upon examination by taxing authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

As of December 31, 2018, the Group had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements. Additionally, the Group had no interest and penalties related to income taxes.

F-12

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Group accounts for current and deferred income taxes and, when appropriate, deferred tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of all available evidence, it is more likely than not that some amount of the recorded deferred tax assets will not be realized, a valuation allowance is established for that amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated from local (functional) currency to presentation currency (U.S. dollar) at the rate of exchange in effect on the consolidated balance sheets date; income and expenses are translated at the average rate of exchange prevailing during the half-year. Foreign currency movements resulted in a gain of $30,224 (December 31, 2017 foreign currency translation gain of $75,015).

Net Loss Per Share Attributable to Common Stockholders (“EPS”)

The Company calculates earnings per share attributable to common stockholders in accordance with ASC Topic 260, “Earning Per Share.” Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by weighted-average common shares outstanding during the period plus potentially dilutive common shares, such as stock warrants.

Potentially dilutive common shares shall be calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

The Company has incurred net losses during the period ended 31 December 2018 and the conversion of the convertible notes payable or the effect of the completion of the issuance of convertible preference shares in a private placement would be anti-dilutive, and thus is not included in loss per share calculation (see Note 8— Convertible Notes Payable).

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-13

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Recently adopted accounting pronouncements

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which amends FASB ASC 205, Presentation of Financial Statements. This update requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. ASU 2014-15 is effective for the Company’s annual reporting period ending June 30, 2017. The adoption of FASB ASU 2014-15 did not have a material effect on the Group’s consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014 09, Revenue from Contracts with Customers (“ASU 2014 09”), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of this accounting standard did not have a material effect on current or prior periods.

Recently issued but not yet effective

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures, and the standard will be applied during the Company’s financial year ended 30 June 2020.

NOTE 4. OTHER ASSETS

	As of
	December 31, 2018	June 30, 2018
Goods & services tax receivable	17,199	36,481
Prepayments	-	45,899
Other	-	12,000
Total	$17,199	$94,380

NOTE 5. LICENSING RIGHTS

During the financial year ended June 30, 2018, the Company paid its liability in relation to outstanding license rights procurement costs to Life Science Biosensor Diagnostics Pty Ltd being $2,706,241 outstanding from June 30, 2017 $(4,855,080 August 5, 2016 to June 30, 2017) in relation to the development and approval process technology. The Company shall pay royalties of sales & milestone payments, as defined. The agreement shall be for the term of the applicable patents. The licensing agreement has a twenty-five-year term. No royalties have been incurred through December 31, 2018 (June 30, 2018: nil) (June 30, 2017: nil).

The licensing rights are carried at Life Science’s historical cost of $nil, with the excess of the amount paid over historical cost reflected as a deemed dividend, given this was a transaction between entities under common control.

F-14

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	As of
	December, 31 2018	June 30, 2018
Trade creditors	169,344	167,466
Accruals	496,290	85,949
Amounts payable to Life Science Biosensor Diagnostics Pty Ltd	64,083	466,275
	$729,717	$719,690

The Company places its cash and cash equivalents, which may at times be in excess of the Australia Financial Claims Scheme or the United States' Federal Deposit Insurance Corporation insurance limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution.

NOTE 7. CASH AND CASH EQUIVALENTS

	As of
	December 31, 2018	June 30, 2018
Cash at bank	$15,475	$418,420

NOTE 8. CONVERTIBLE NOTES PAYABLE

Convertible notes payable consists of the following:

	As of
	December, 31 2018	June 30, 2018
Convertible notes payable	5,277,056	5,277,056
Less unamortized debt issuance costs	(291,419)	(437,129)
Debt less unamortized debt issuance costs	$4,985,637	$4,839,927

Investors have subscribed to a Glucose Biosensor Systems (Greater China) 7% Convertible Note Issue during the periods in the above table. The Notes bear interest at the rate of 7% per annum payable quarterly in arrears. The Notes are unsecured and mature on December 31, 2019.

The Notes also provide that there shall be a 15% discount on the potential IPO Price on the offer document intended to be filed with an approved stock exchange.

NOTE 9. SUBSCRIPTIONS FOR CONVERTIBLE PREFERENCE SHARES OF GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS, INC.

The Company has issued 1,222,506 convertible preference shares. When this is combined with the potential subsequent conversion of convertible notes payable, existing common stock issued in the company, and maximum raise upon successful completion of the IPO, the Company estimates that a maximum of common 13,164,038 shares in Glucose Biosensor Systems (Greater China) Holdings, Inc. shall be on issue upon the successful completion of the IPO. The 1,222,506 convertible preference shares are represented by $8,715,794 subscription moneys, which have been allocated to total value of preferred shares and 8,510,000 common shares are represented by $1,950,001 subscription moneys, which have been allocated to total value of common shares.

Each convertible preference share converting to one common share upon the successful completion of the IPO, will have one Loyalty Warrant Entitlement attached. The terms of the Entitlement provide that the holder can exercise one warrant to purchase one common share at the IPO price during years two through to year three following the IPO. At exercise date, the shareholder must hold for each warrant to be exercised, one underlying common share to exercise the option. The warrants are not transferable and apply to the number of shares that were subscribed for. In addition, the warrants do not apply to the convertible note holders.

The Company will continue to maintain its 97.96% (97,764,000 shares) in its subsidiary Glucose Biosensor Systems (Greater China) Pty Ltd.

F-15

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 10. RELATED-PARTY TRANSACTIONS

The following transactions occurred with Life Science Glucose Biosensor Diagnostics Pty Ltd during the period July 1, 2018 to December 31, 2018.

The Company incurred a total of $383,660 (HY17: $787,091) towards the services in connection with development and regulatory approval pathway for the technology. As disclosed in Note 6, there is a liability of $64,083 (31 December 2017: $466,275) remaining on these transactions as at December 31, 2018.

The Company incurred a total of $663,683 (HY17: $1,092,633) towards overhead cost reimbursement which includes salaries, rents and other related overheads directly attributable to the company which are included in General and administrative expenses.

Life Science Biosensor Diagnostics Pty Ltd injected an additional $1,950,000 capital into the company through the issuance of 260,000 common shares bringing its total shareholding to 8,510,000. This was achieved via extinguishment of the related party debt owing to the parent, with consideration being provided via a conversion from debt to common shares.

NOTE 11. SUBSEQUENT EVENTS

The company has received cash subscriptions of $1,393,500 for 185,800 Convertible Preference Shares which have not been allotted as at the date of this report.

There has not arisen in the interval between the end of the financial half-year and the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the Directors to affect significantly the operations or state of affairs of the Group in future financial years.

NOTE 12. NET OPERATING LOSSES

The Company shall file its income tax returns with the Internal Revenue Service and Australian Taxation Office. The Company has net operating loss carry forwards of $7,901,454 which are derived from its operations in Australia and the US and are available to reduce future taxable income. Such loss carryforwards may be carried forward indefinitely, subject to compliance with tests of continuity and additional rules.

The net operating loss carried forward give rise to a deferred tax asset of approximately $2,000,000. However, the Company has determined that a valuation allowance of $2,000,000 against such deferred tax asset is necessary, as it cannot be determined that the carryforwards will be utilized.

F-16

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Unaudited Consolidated Financial Statements

NOTE 13. LOSS PER SHARE

	3 Months to December 31, 2018	3 Months to December 31, 2017	6 Months to December 31, 2018	6 Months to December 31, 2017
Total loss	$(1,321,291)	$(1,501,999)	$(2,598,296)	$(2,311,750)
Basic and diluted net loss per share attributed to common shareholders	$(0.1581)	$(0.1821)	$(0.3130)	$(0.2802)
Weighted-average number of shares	8,355,714	8,250,000	8,302,568	8,250,000

On November 5th, 2017 a stock split occurred where the total number of common issued stock had been split to 9,000,000 from 90,000.

On August 8th, 2018 a reverse share split occurred where the total number of common shares issued were consolidated from 9,000,000 to 8,250,000.

On November 24th, 2018, there were 260,000 common shares allotted to Life Science Biosensor Diagnostics Pty Ltd for a total of $1,950,000.

F-17

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

To the members of Glucose Biosensor Systems (Greater China) Holdings Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Glucose Biosensor Systems (Greater China) Holdings Inc. which compromise the consolidated balance sheets as at June 30, 2018 and 2017 and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year ended June 30, 2018 and the period from August 4, 2016 (date of inception) to June 30, 2017, and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company and subsidiaries at June 30, 2018 and 2017, and the results of their operations and their cash flows for the year ended June 30, 2018 and for the period from August 4, 16, 2016 (date of inception) to June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO East Coast Partnership

We have served as the Company’s auditor since 2017

/s/ BDO

Sydney, Australia

November 15, 2018

F-18

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	Note	As of
		June 30, 2018	June 30, 2017
		(audited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	7	$418,420	$56,033
Deferred charges	3	$1,983,123	$611,194
Other current assets	4	$94,380	-
Total current assets		$2,495,923	$667,227

Intangibles
Licensing rights, net of accumulated amortization	5	-	-
Total Assets		$2,495,923	$667,227

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	6	$719,690	$339,174
Convertible Notes Payable	8	$4,839,927	$3,534,322
Due to Life Science Biosensor Diagnostics Pty Ltd	10	-	$2,706,241
Total current liabilities		$5,559,617	$6,579,737
Total liabilities		$5,559,617	$6,579,737
Commitments & Contingencies		-	-

Shareholders' Equity
Common shares (9,000,000 shares issued and outstanding as of 6/30/2018 and 100 shares issued and 19,999,900 outstanding as of 6/30/2017)		$1	$1
Preferred shares (1,222,506 shares issued and outstanding as of 6/30/2018 and none shares issued and none outstanding as of 6/30/2017)		$8,715,794	-
Additional paid-in capital		$(8,330,314)	$(5,603,556)
Accumulated deficit		$(5,332,055)	$(311,672)
Accumulated Other comprehensive income		$571,105	$2,717
Total Consolidated Group Equity		$(4,375,469)	$(5,912,510)
Non-controlling interests (1)		$1,3111,775	-
Total Shareholders’ (deficit) equity		$(3,063,694)	$(5,912,510)
Total liabilities and shareholders’ equity		$2,495,923	$667,227

(1)	This relates to 2.04% of the ordinary shares in the subsidiary Glucose Biosensor Systems (Greater China) Pty Ltd owned by non-controlling interests

These financial statements shall be read in conjunction with the accompanying notes.

F-19

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	12 Months to June 30, 2018	August 4, 2016 (inception) to June 30, 2017
Revenue:
Interest income	$564	$74
Operating expenses:
Audit & Accountancy Fees	$105,725	-
General & Administrative Expenses	$1,952,548	$127,504
Interest Expense	$453,872	$138,749
Rent Expense	$19,396	$45,493
Research & Development Expenses	$2,525,798	-
Total operating expenses	$5,057,339	$311,746
Consolidated Net Profit / (Loss)	$(5,056,775)	$(311,672)
Less: Net Profit/ (Loss) attributable to non-controlling interest	$(36,392)	-
Net Profit/ (Loss) attributable to holding company & subsidiaries	$(5,020,383)	$(311,672)

Other Comprehensive Income
Foreign Currency Translation Gain	$568,388	$2,717
Other Comprehensive income for the period	$568,388	$2,717
Total Comprehensive income/(loss) for the period	$(4,488,387)	$(308,955)

	June 30 2018	June 30 2017

Loss per share based on Net Profit /(Loss) (note 14):

Basic and diluted net loss per share attributed to common shareholders of Glucose Biosensor Systems (Greater China) Holding Inc.	$(0.61)	$(0.04)

Weighted-average number of shares	8,250,000	8,250,000

Note: The weighted average number of shares used in calculating the basic net loss per share in the comparatives was based upon the retroactive effect of the share consolidation to 8,250,000 on August 8 ,2018 as per note 12. This is shown retrospectively in the comparatives.

These financial statements shall be read in conjunction with the accompanying notes.

F-20

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM AUGUST 4, 2016 (INCEPTION) THROUGH JUNE 30, 2017

	Common Shares	Total Subscribed Value	Additional paid-in capital	(Accumulated deficit)	Other comprehensive income	Stockholders’ equity
At inception August 4, 2016
Issuance of common stock	100	$1	$768	-	-	$769
Subscriptions to purchase ordinary shares of Glucose Biosensor Systems (Greater China) Pty Ltd	-	-	2,126,476	-	-	2,126,476
Cost of issuance of convertible subordinated notes that have elected to convert to shares	-	0-	(169,479)	-	-	(169,479)
Deemed dividend in accordance with FASB ASC 805 for amounts incurred to parent to procure license	-	-	(7,561,321)	-	-	(7,561,321)
Foreign currency translation	-	-	-	-	2,717	2,717
Net Profit /(loss)	-	-	-	(311,672)	-	(311,672)
Balance at June 30,2017	100	$1	$(5,603,556)	$(311,672)	$2,717	$(5,912,510)

(1)	These we re-applied for convertible preference shares of Glucose Biosensor Systems (Greater China) Holdings Inc
(2)	Refer to Note 3 for par values.

These financial statements shall be read in conjunction with the accompanying notes.

F-21

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM July 1, 2017 to June 30, 2018

	Glucose Biosensor Systems (Greater China) Holdings Inc Shareholders								Non-controlling Interests
	Common Shares	Total Subscribed Value	No of Preferred Shares (1)	Total Value	Additional paid-in capital	(Accumulated deficit)	Other comprehensive income	Stockholders’ equity	No of Ordinary Shares in GBSGC Pty Ltd	Total Value
Balance at July 1, 2017	100	$1	-	-	$(5,603,556)	(311,672)	$2,717	$(5,912,510)	-	-
Subscriptions to purchase convertible preference shares of Glucose Biosensor Systems (Greater China) Holdings Inc	-	-	-	-	$6,596,530	-	-	$6,596,530	-	-
Issuance of convertible preferred shares and ordinary shares	-	-	1,222,506	8,715,794	$(8,715,794)	-	-	-	2,036,000	$1,403,948
Cost of issuance of ordinary shares and convertible preferred shares, the latter that may convert to common shares	-	-	-	-	$(641,483)	-	-	$(641,483)	-	$(55,781)
Additional Shares allotted due to Stock Split	8,999,900	-	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-		-	$568,388	$568,388	-	-
Net profit /(loss)	-	-	-	-	-	$(5,020,383)	-	$(5,020,383)	-	$(36,392)
Balance at June 30, 2018	9,000,000	$1	1,222,506	$8,715,794	$(8,330,014)	$(5,332,055)	$571,105	$(4,375,469)	2,036,000	$1,3111,775

(1)	Convertible Preference Shares are convertible at a potential IPO to 1 ordinary share and one option exercisable at the IPO price between 2 – 3 years after the IPO providing the option holder holds the underlying share.

(2)	Refer to Note 3 for par values.

These financial statements shall be read in conjunction with the accompanying notes.

F-22

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12 Months to June 30, 2018	From August 4 2016 (inception) to June 30, 2017
Operating Activities:
Net Profit / (Loss)	$(5,056,775)	$(311,672)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in assets and liabilities:
Accounts payable and accrued expenses & deferred charges	(327,880)	65,067
Net cash used in operating activities	$(5,384,655)	$(246,605)
Investing Activities:
Net cash provided by investing activities	-	-
Financing Activities:
Cash proceeds from the issuance of convertible notes payable	1,428,463	3,848,593
Cash received from subscribers for convertible preference shares convertible to common shares	8,715,794	(1) 2,127,245
Cash paid for debt issuance costs	(122,864)	(314,271)
Cash paid to raise funds by the issuance of shares	(697,264)	(169,479)
Cash paid for expenditures relating to the issuance of new shares & preparation for listing costs	(1,439,234)	(337,087)
Cash paid against liability to procure license	(2,706,241)	(4,855,080)
Net cash provided by financing activities	$5,178,654	$299,921
Total Net Cash Provided / (Used) by Operational, Investing & Finance Activities	$(206,001)	$53,316

Cash at the beginning of the period	$56,033	-
Exchange Rate Adjustment	$568,388	$2,717
Cash at the end of the period	$418,420	$56,033

Supplemental disclosure of cash flow information
Interest paid	$453,872	$138,749
Interest income	$564	$74

(1)	This includes $1,403,948 subscriptions received which became minority interests in the current financial year

These financial statements shall be read in conjunction with the accompanying notes.

F-23

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	GOING CONCERN

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company is an early stage and emerging growth company and has not generated any revenues to date. As such, the Company is subject to all of the risks associated with early stage and emerging growth companies. Since inception, the Company has incurred losses and negative cash flows from operating activities. The Company does not expect to generate positive cash flows from operating activities in the near future until such time, if at all, the Company completes the development process of its products, including regulatory approvals, and thereafter, begins to commercialize and achieve substantial acceptance in the marketplace for the first of a series of products in its medical device portfolio.

The Company incurred a net loss of $5,020,383 for the twelve months to June 30, 2018 (Net loss $311,672 for the period from August 4, 2016 (inception) through to June 30 2017). At June 30, 2018, the Company had an accumulated deficit of $5,332,055, negative working capital of $3,063,694, $5,559,617, in current liabilities of which $4,839,927 are convertible notes that will convert to equity upon the proposed IPO, and cash of $418,420 (at June 30, 2017, the Company had an accumulated deficit of $311,672, negative working capital of $5,912,510, $6,579,737, in current liabilities of which $3,534,322 are convertible notes that will convert to equity upon the proposed IPO, and cash of $56,033). In the near future, the Company anticipates incurring operating losses and does not expect to experience positive cash flows from operating activities and may continue to incur operating losses until it completes the development of its products and seeks regulatory approvals to market such products. These factors may raise doubt about the Company’s ability to continue as a going concern without sufficient capital.

The Company’s ability to fund its operations is dependent upon management’s plans, which include in addition to financial assistance where required from the parent company, raising additional capital, including the Proposed Public Offering, obtaining regulatory approvals for its products currently under development, commercializing and generating revenues from products currently under development, and continuing to control expenses. However, there is no assurance the Company will be successful in these efforts.

F-24

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 1.	GOING CONCERN (CONT.)

A failure to raise sufficient capital, obtain regulatory approvals for the Company’s products, generate sufficient product revenues, or control expenditures, among other factors, may adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives, and therefore, raises substantial doubt of the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

STOCK SPLIT

Effective November 5, 2017, each share of our issued and outstanding common stock became 90,000 shares of common stock and no fractional shares were issued. The accompanying financial statements and related disclosures give retroactive effect to the stock split & the reverse share split noted in note 12 for all periods presented.

NOTE 2.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Glucose Biosensor Systems (Greater China) Holdings, Inc. ("Holdings") and its wholly owned subsidiary, Glucose Biosensor Systems (Greater China), Inc. are formed under the laws of the state of Delaware, and were formed on December 5, 2016 (collectively, the “Group”) and Glucose Biosensor Systems (Greater China) Pty Ltd ("GBSPL"), which was formed on August 4, 2016 under the laws of New South Wales, Australia.  These three companies (collectively, the "Company") were formed to provide a noninvasive, pain free innovation to make it easier for people to manage diabetes.  As more fully described in Note 5, the Company purchased the license rights relating to saliva glucose biosensor technology for the Greater China Region from Life Science Biosensor Diagnostics Pty Ltd. ("Life Science"), the shareholder of the Company.

F-25

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Group prepares its consolidated financial statements using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

On July 29, 2017, Life Science transferred to Holdings, in a non-reciprocal transfer, its shares in GBSPL. These shares comprised its 100% ownership of GBSPL. As a result, the accompanying consolidated financial statements include the accounts of the following entities, all of which are under common control. All significant intercompany transactions and balances have been eliminated upon consolidation.

A summary of the shares authorized and issued of each company at June 30, 2018 and June 30, 2017 are listed below. (Refer to Note 12 for changes in capital structure since 30 June 2018).

At June 30, 2017:

Name of entity	Country of incorporation	Shares authorized	Shares issued	Par value per share
Glucose Biosensor Systems (Greater China) Holdings, Inc.	United States	1,000	100	USD$0.01
Glucose Biosensor Systems (Greater China) Pty Ltd	Australia	1,000	1,000	N/A (1)
Glucose Biosensor Systems (Greater China), Inc.	United States	1,000	100	USD$0.01

At June 30, 2018

Name of entity	Country of incorporation	Shares authorized	Shares issued (Common)	Par value per share	Shares Issued (Convertible Preference)	Par Value Per Share
Glucose Biosensor Systems (Greater China) Holdings, Inc.	United States	22,000,000	9,000,000	USD$0.01	1,222,506	US$.01
Glucose Biosensor Systems (Greater China) Pty Ltd	Australia	99,800,000	99,800,000	N/A (1)	0	0
Glucose Biosensor Systems (Greater China), Inc.	United States	1,000	100	USD$0.01	0	0

(1)	Australia does not have the concept of par value per share

On July 29, 2017, in a nonreciprocal transfer, Life Sciences transferred ownership of its 1,000 shares of Glucose Biosensor Systems (Greater China) Pty Ltd to Glucose Biosensor Systems (Greater China) Holdings, Inc.

On October 30, 2017 the authorized capital was increased to 22,000,000 with a par value of $0.01 each consisting of 20,000,000 shares of common stock and 2,000,000 shares of preferred stock.

F-26

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

On November 5, 2017 the Company conducted a stock split of one to 90,000 resulting in issued common stock of 9,000,000.

On August 8, 2018 a reverse share split occurred whereas the total number of common issued stock has been consolidated from 9,000,000 to 8,250,000.

During the year ended 30th June 2018, the group received subscriptions of $1,428,463 regarding the issuance of notes that are convertible to equity at the completion of an initial public offering ("IPO") and $8,715,794 regarding the issuance of Convertible Preference Shares convertible to common shares at the completion of an initial public offering ("IPO") and ordinary shares. The Convertible Preference Shares carry the same rights as common shares except the right to vote at general meetings of shareholders. Further particulars are at Note 9.

Equity offering costs

The Group complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity (deficit) upon the completion of an offering or to expense if the offering is not completed.  Offering costs amounting to $1,983,123 were capitalized as of June 30, 2018 (June 30, 2017: $611,194). The Company anticipates significant offering costs in connection with the proposed offering.

Revenue recognition

The Company shall recognize revenues when there is persuasive evidence of an arrangement, delivery has occurred or services are rendered, the sales price is determinable, and collectability is reasonably assured.

Debt issuance cost

Debt issuance costs are being amortized using the effective interest rate method over the term of the loan and the amortization expense is recorded as part of interest expense of the consolidated statements of operations.

Income taxes

In accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes, tax positions initially need to be recognized in the consolidated financial statements when it is more likely than not that the positions will be sustained upon examination by taxing authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

As of June 30, 2018, the Group had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements. Additionally, the Group had no interest and penalties related to income taxes.

F-27

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

As of June 30, 2017, the Group had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements. Additionally, the Group had no interest and penalties related to income taxes.

The Group accounts for current and deferred income taxes and, when appropriate, deferred tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of all available evidence, it is more likely than not that some amount of the recorded deferred tax assets will not be realized, a valuation allowance is established for that amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated from local (functional) currency to presentation currency (U.S. dollar) at the rate of exchange in effect on the consolidated balance sheets date; income and expenses are translated at the average rate of exchange prevailing during the year. Foreign currency movements resulted in a gain of $568,388 (June 30, 2017 foreign currency translation gain of $2,717).

Net Loss Per Share Attributable to Common Stockholders (“EPS”)

The Company calculates earnings per share attributable to common stockholders in accordance with ASC Topic 260, “Earning Per Share.” Basic net income (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by weighted-average common shares outstanding during the period plus potentially dilutive common shares, such as stock warrants.

Potentially dilutive common shares shall be calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

The Company has incurred net losses during the period ended 30 June 2018 and the conversion of the convertible notes payable or the effect of the completion of the issuance of convertible preference shares in a private placement would be anti-dilutive, and thus is not included in loss per share calculation (see Note 8—Convertible Notes Payable).

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-28

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Subsequent events

In accordance with FASB ASC 855, Subsequent Events, management has evaluated subsequent events through October 19, 2018 the date on which these audited consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements, except for a reverse stock split which occurred where the total number of common issued stock has been consolidated to 8,250,000 from 9,000,000 as disclosed in Note 12.

Recently adopted accounting pronouncement

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which amends FASB ASC 205, Presentation of Financial Statements. This update requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. ASU 2014-15 is effective for the Company’s annual reporting period ending June 30, 2017. The adoption of FASB ASU 2014-15 did not have a material effect on the Group’s consolidated financial statements.

Recently issued but not yet effective

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2017.  The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures, but has not yet determined the timing of adoption.

F-29

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 4.	OTHER ASSETS

	As of
	June 30, 2018	June 30, 2017
Goods & Services Tax Receivable	36,481	-
Prepayments	45,899	-
Other	12,000	-
Total	$94,380	$-

NOTE 5.	LICENSING RIGHTS:

Licensing rights consists of the following:

	As of
	June 30, 2018	June 30, 2017

Licensing rights:
Amount incurred to procure license	-	7,561,321
Less charged to equity as per FASB ASC 805	-	(7,561,321)
Licensing rights net of amortization and charged to equity	$-	$-

During the year, the Company paid its liability in relation to outstanding license rights procurement costs to Life Science Biosensor Diagnostics Pty Ltd being $2,706,241 outstanding from June 30, 2017 $(4,855,080 August 5, 2016 to June 30, 2017) in relation to the development and approval process technology that is described in Notes 2 and 11.  The Company shall pay royalties of sales & milestone payments, as defined.  The agreement shall be for the term of the applicable patents.  The licensing agreement has a twenty-five year term. No royalties have been incurred through June 30, 2018 (June 30, 2017: nil).

The licensing rights are carried at Life Science’s historical cost of $nil, with the excess of the amount paid over historical cost reflected as a deemed dividend, given this was a transaction between entities under common control.

NOTE 6.	ACCOUNTS PAYABLE & ACCRUED EXPENSES

	As of
	June 30, 2018	June 30, 2017
Trade Creditors	167,466	339,174
Accruals	85,949	-
Amounts payable to Life Science Biosensor Diagnostics Pty Ltd	466,275	-
	$719,690	$339,174

F-30

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 7.	CASH & CASH EQUIVALENTS

	As of
	June 30, 2018	June 30, 2017
Cash at Bank	$418,420	$56,033

The Company places its cash and cash equivalents, which may at times be in excess of the Australia Financial Claims Scheme or the United States' Federal Deposit Insurance Corporation insurance limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution.

NOTE 8.	CONVERTIBLE NOTES PAYABLE

Convertible notes payable consists of the following:

	As of
	June 30, 2018	June 30, 2017

Convertible Notes Payable	5,277,056	3,848,593
Less unamortized debt issuance costs	(437,129)	(314,271)
Debt less unamortized debt issuance costs	$4,839,927	$3,534,322

Investors have subscribed to a Glucose Biosensor Systems (Greater China) 7% Convertible Note Issue during the periods in the above table.  The Notes bear interest at the rate of 7% per annum payable quarterly in arrears.   The Notes are unsecured and mature on December 31, 2019.

The Notes also provide that there shall be a 15% discount on the potential IPO Price on the offer document intended to be filed with an approved stock exchange.

NOTE 9.	SUBSCRIPTIONS FOR CONVERTIBLE PREFERENCE SHARES OF GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS INC

The Company has issued 1,222,506 convertible preference shares. Together with the subsequent conversion of convertible notes payable and maximum raise from the IPO, the Company estimates that a maximum of common 12,073,199 shares in Glucose Biosensor Systems Greater China (Holdings) Inc shall be on issue upon the successful completion of the IPO.  The 1,222,506 convertible preference shares and 8,250,000 common shares to date and the amounts representing these subscriptions to purchase shares have been credited to additional paid-in-capital in the amount of $8,715,794.

F-31

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 9.	SUBSCRIPTIONS FOR CONVERTIBLE PREFERENCE SHARES OF OF GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS INC (CONT.)

Each convertible preference share converting to one common share upon the successful completion of the IPO, will have one Loyalty Warrant Entitlement attached.  The terms of the Entitlement provide that the holder can exercise one warrant to purchase one common share at the IPO price during years two through to year three following the IPO. At exercise date, the shareholder must hold for each warrant to be exercised, one underlying common share to exercise the option The warrants are not transferable and apply to the number of shares that were subscribed for.  In addition, the warrants do not apply to the convertible note holders.

The Company will continue to maintain its 97.96% (97,764,000 shares) in its subsidiary Glucose Biosensor Systems (Greater China) Pty Ltd.

NOTE 10.	LOANS PAYABLE

As at June 30, 2017 the company had a liability to its parent Life Science of $2,706,241 as a result of procuring the license. This has been repaid during the period to June 30, 2018.

NOTE 11.	RELATED-PARTY TRANSACTIONS

The following transactions occurred with Life Science Glucose Biosensor Diagnostics Pty Ltd during the period July 1, 2017 to June 30, 2018

As more fully described in Note 5, the Company has paid its liability in relation to license procurement of $2,706,241 (June 30, 2017 $4,855,080). Further payments in relation to research & development will be due upon the achievements of milestones.

The Company incurred a total of $2,525,798 towards the services in connection with development and regulatory approval pathway for the technology. There is a trade creditors liability of $466,275 remaining on these transactions as at June 30, 2018.

The Company incurred a total of $1,820,883 towards overhead cost reimbursement which includes salaries, rents and other related overheads directly attributable to the company which are included in General & Administration Expenses.

The Company paid rent last year to June 30, 2017 of $45,493. This financial year to date the rent has been paid to a third party as a result of moving premises. The third party lease is a monthly tenancy at $2,009 per month with a 3 months’ notice period to terminate. There is no fixed term lease agreement, rather it rolls month to month. The above transactions have been determined by directors to be on an arm’s length basis.

F-32

Glucose Biosensor Systems (Greater China) Holdings, Inc. & Subsidiaries

Audited Consolidated Financial Statements

NOTE 12.	SUBSEQUENT EVENTS

Since June 30, 2018, as at the date of this report the following have occurred:

·	On August 8, 2018 a reverse share split occurred whereas the total number of common issued stock has been consolidated from 9,000,000 to 8,250,000.

NOTE 13.	NET OPERATING LOSSES

The Company shall file its income tax returns with the Internal Revenue Service and Australian Taxation Office.  The Company has net operating loss carry forwards of $5,332,055 which are derived from its operations in Australia and the US and are available to reduce future taxable income. Such loss carryforwards may be carried forward indefinitely, subject to compliance with tests of continuity and additional rules.

The net operating loss carried forward give rise to a deferred tax asset of approximately $1,615,000. However, the Company has determined that a valuation allowance of $1,615,000 against such deferred tax asset is necessary, as it cannot be determined that the carryforwards will be utilized.

NOTE 14.	LOSS PER SHARE

	12 Months to June 30, 2018	From August 4, 2016 (inception) to June 30, 2017
Total Loss	$(5,056,775)	$(311,672)
On November 5, 2017 a stock split occurred where the total number of common issued stock had been split to 9,000,000 from 90,000. Subsequent to the split, the revised loss per share was:
Basic and diluted net loss per share attributed to common shareholders	$(0.56)	$(0.04)

Weighted-average number of shares	9,000,000	9,000,000

On August 8th, 2018, a reverse stock split occurred where the total number of common issued stock had been consolidated to 8,250,000 from 9,000,000. Subsequent to the reverse split, the revised loss per share was:
Basic and diluted net loss per share attributed to common shareholders	$(0.61)	$(0.04)

Weighted-average number of shares used in calculating basic & diluted net loss per share attributable to common shareholders	8,250,000	8,250,000

F-33

GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS, INC.

[●] Shares

PROSPECTUS

Common Stock

[●]

Dated [●], 2019

Through and including [●], 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the selling agent commissions and non-accountable expense allowance) will be as follows:

SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Accounting fees and expenses	$	[●]
Printing and engraving expenses	$	[●]
Legal fees and expenses	$	[●]
NYSE American listing fees	$	[●]
Miscellaneous	$	[●]	(1)
Total	$	[●]

(1)	This amount represents additional expenses that may be incurred by the registrant in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

Item 14.	Indemnification of Directors and Officers.

The Company’s amended and restated certificate of incorporation and by-laws will provide that all of its directors and officers shall be entitled to be indemnified by us to the fullest extent permitted by law. The amended and restated certificate of incorporation will further provide that the Company may indemnify all employees to the fullest extent permitted by law. The Company’s amended and restated by-laws will further provide that, if authorized by the Board of Directors, it may indemnify any other person whom it has the power to indemnify under section 145 of the Delaware General Corporation Law. In addition, we intend to enter into customary indemnification agreements with each of our directors and officers.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

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(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the underwriting agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this has, including certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, the Company sold the following shares of common stock and warrants without registration under the Securities Act:

On November 5, 2017, we effected a forward stock split of one to 90,000 shares, which resulted in our having 9,000,000 issued and outstanding shares of common stock as of such date. On August 9, 2018, we effected a reverse stock split of approximately one to 0.9167 shares, which resulted in our having 8,250,000 issued and outstanding shares of common stock as of such date.

On November 24, 2018, we issued a further 260,000 shares of common stock in exchange for the cancellation of $1,950,000 in debt held by Bio Diagnostics Investments Pty Ltd, an entity 100% owned by the Licensor, by issuing a further 260,000 in shares of common stock to such entity, resulting in 8,510,000 issued and outstanding shares of common stock as of such.

As of the date hereof, our 98%-owned subsidiary, GBS Pty Ltd, has sold to various investors convertible notes in the outstanding aggregate principal amount of $5,277,056, the principal and interest of which notes will automatically convert at the closing of this offering into shares of common stock at a price per share equal to 85% of the public offering price in this offering. In the absence of the completion of this offering and such automatic conversion of the notes, the notes mature on December 31, 2019. These notes were issued along with ordinary shares of GBS Pty Ltd in a private placement conducted in the first quarter of 2018.

As of the date hereof, we have sold to various investors a total of 1,861,706 shares of Series A Convertible Preferred Stock, including 3,000 shares to Spiros Sakiris, our Chief Financial Officer, which will automatically convert into 1,861,706 shares of our common stock upon listing. As of the date hereof, there are outstanding warrants to purchase 1,861,706 shares of our common stock issued in connection with the Series A Convertible Preferred Stock, including warrants to purchase 3,000 shares held by Mr. Sakiris, having an exercise price of equal to 100% of the public offering price in this offering, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of this offering.

All of the securities described above were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as fewer than 35 investors were non-accredited investors, or pursuant to the exemption from registration contained in Regulation S under the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

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Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation.*

3.2	Amended and Restated By-laws.*

4.1	Specimen Common Stock Certificate.*

4.2	Form of Warrant.*

5.1	Opinion of Graubard Miller.*

10.1	2019 Incentive Equity Plan.*

10.2	License Agreement between the Company and Life Science Biosensor Diagnostics Pty Ltd.*

10.3	Master Services Agreement between the Company and IQ3Corp Limited.*

10.4	Medical Affairs Services Agreement between the Company and Clinical Research Corporation.*

10.5	Form of Employment Agreement between the Company and Mr. Simeonidis.*

10.6	Form of Employment Agreement between the Company and Dr. Becker.*

10.7	Form of Employment Agreement between the Company and Mr. Sakiris.*

10.8	Form of Lock-Up Agreement.*

11.1	List of Subsidiaries.*

23.1	Consent of BDO East Coast Partnership.*

23.2	Consent of Graubard Miller (to be included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this Registration Statement).

* To be filed by amendment.

Item 17.	Undertakings.

(b) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [●] day of [●], 2019.

GLUCOSE BIOSENSOR SYSTEMS (GREATER CHINA) HOLDINGS, INC.

By:
Name:	Harry Simeonidis
Title:	President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each Harry Simeonidis and Spiro Sakiris his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	President (Principal Executive Officer) and Director	[●], 2019
Harry Simeonidis

	Chief Financial Officer	[●], 2019
Spiro Sakiris	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board	[●], 2019
Jonathan Hurd

	Chief Operating Officer, Executive Vice President and Director	[●], 2019
Jean-Claude Becker, M.D.

	Director	[●], 2019
Victoria Gavrilenko

	Director	[●], 2019
Yong-Jiang Hei, M.D.

	Director	[●], 2019
Victoria Giannakis

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